UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

THE SOVEREIGN KINGDOM LLC

Legal Status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Wyoming

Date of Organization:

October 29, 2020

Physical Address of Issuer:

30 N. Gould Street, Suite R, Sheridan, WY 82801

Website of Issuer: http://thesovereignkingdom.com

Is there a co-issuer? ☒ Yes ☐ No

Name of Co-Issuer:

TSK SPV, LLC

Legal Status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

June 17, 2026

Physical Address of Co-Issuer:

8 The Green, Suite A, Dover, DE 19901

Name of intermediary through which the offering will be conducted:

ICON Capital Group, LLC

CIK number of intermediary:

0000091961

SEC file number of intermediary:

008-18148

CRD number, if applicable, of intermediary:

000004029

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

ICON Capital Group, LLC will receive two percent (2%) of the aggregate gross proceeds raised in the Offering, plus standard portal hosting and administrative processing fees as detailed in the Regulation Crowdfunding Services Agreement. ICON Capital Group is also entitled to an additional six percent (6%) commission on amounts raised as a result of ICON Capital Group's direct introductions and introductory efforts.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive any equity compensation or other direct or indirect interest in the Issuer or Co-Issuer.

Type of Security Offered:

Class B LLC Membership Interests (each a "Class B Unit")

Target number of securities to be offered:

1,500 Class B Units

Price (or method for determining price):

$10.00 per Class B Unit

Target offering amount:

$15,000

Minimum Investment Amount:

$1,000.00 (100 Class B Units)

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

$1,235,000

Maximum number of securities to be offered:

123,500 Class B Units

Deadline to reach the offering amount:

September 7, 2027

Disbursement from Escrow: Periodic closings once per month or on a schedule agreed upon between the Intermediary and Issuer once the Target Offering Amount is reached.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time

the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

FINANCIAL SUMMARY

Current number of employees: 0 (*Operations are executed via executive officers, independent contractors, and advisory board members*).

The Sovereign Kingdom LLC

	Most recent fiscal year-end (2025)	**Previous fiscal year-end (2024)**
Total Assets	$85	$41
Cash & Cash Equivalents	$85	$41
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($398)	$0

TSK SPV, LLC

	Most recent fiscal Year (2026)*
Total Assets	$0
Cash & Cash Equivalents	$0
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$0
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0
Net Income	$0

* Date of inception: June 17, 2026

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Sovereign Kingdom LLC

By

____

Ms. K. Derhem
Founder and Founding Manager

TSK SPV, LLC

By

____

Name:__Ms. K. Derhem____________________________
The Sovereign Kingdom LLC
Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

The Sovereign Kingdom LLC

____

Ms. K. Derhem
Founder and Founding Manager

Ms. K. Derhem
(Date) 9/2/26

TSK SPV, LLC

____

Name: Ms. K. Derhem
The Sovereign Kingdom LLC
Manager

9/2/26
(Date)

TABLE OF CONTENTS

September 8, 2026

THE SOVEREIGN KINGDOM LLC

FORM C
Co-Issuer LLC Membership Interests Representing
Up to $1,235,000 of TSK Class B Units
$10.00 per Class B Units

The Sovereign Kingdom LLC ("**TSK**," the "**Company,**" the "**Issuer**" "we," "us," or "our") is offering a minimum amount of $15,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Class B LLC Membership Interests (the "**Securities**"), at a purchase price of $10.00 per unit of Class B LLC Membership Interests (each, a "**Class B Unit**", combined, the "**Class B Units**") on a best efforts basis as described in this Form C (this **"Offering**"). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The investment will be made through TSK SPV, LLC, a Delaware limited liability company, special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by September 7, 2027 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, ICON Capital Group, LLC (the "**Intermediary**"). All committed funds will be held in escrow with Encore Bank (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENCORE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: http://owntsk.com.

The issuer must continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

THE COMPANY

1. Name of issuer: **THE SOVEREIGN KINGDOM LLC**

ELIGIBILITY

2. **THE SOVEREIGN KINGDOM LLC** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

The date of this Form C is September 8, 2026

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than ICON Capital Group, LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Company plans to establish itself as the premier digital platform and property management service for ultra-luxury home rentals worldwide. Catering to discerning clients seeking unparalleled experiences, we will offer a curated portfolio of exquisite properties combined with bespoke, 5-star hotel-style amenities and services delivered entirely in-house. Our phased approach begins with aggressive property acquisition for management and we intend to follow with a strategic expansion into direct property ownership through a dedicated Real Estate Investment Trust (REIT).

The Company formed as a Wyoming limited liability company on October 29, 2020, is located at 30 N. Gould Street, Suite R, Sheridan, WY 82801, and plans to redefine luxury travel and elevate the discerning travelers' luxury experience. The Company's website is https://thesovereignkingdom.com.

A full description of our services and business plan can be found on the Company's investor website page at the Company's website under http://owntsk.com (the "**Portal**") and the version published as of the date of this Form C is attached as Exhibit H. Prospective Investors can use the Portal to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit H as well as the Portal at the time you consider making an investment commitment.

OFFICERS, MANAGER AND ADVISORS OF THE COMPANY

The officers, managers and key persons of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Ms. K. Derhem	Founder and Founding Manager, The Sovereign Kingdom LLC	Responsible for the Company's long-term vision, high-level strategic direction, capital allocation, investor relations, and core talent recruitment.	October 2020 - Present
	Manager, TSK SPV, LLC	Responsible for the Company's long-term vision, high-level strategic direction, capital allocation, and investor relations.	June 2026 – Present
Mr. Mark Murphy	Chief Financial Officer and Vice President of Financial Operations, The Sovereign Kingdom LLC	Manages global corporate finance, capital raising strategies, long-term budgeting, and financial risk compliance for the Company's luxury hospitality network.	September 2026 - Present
	Director of Finance & Accounting, 1 Hotels (Starwood Hotels)	Fully manage the finances and accounting for the 215 room luxury hotel, complete with restaurant, rooftop bar & restaurant, coffee shop, spa, fitness facility, and banquet space; and Conduct monthly forecasting and annual budget process w/all department heads.	2023 - Present
	Vice President of Operations Finance, AJ Capital Partners	Conduct centralized finance and accounting for three hotels, one entertainment venue, one restaurant, five residential properties, and over 50,000 square feet of retail/commercial space; Manage pre-opening and opening phases for all properties within the portfolio; and Perform annual budget analysis and creation for all assets under management.	2022 –2023

Name	**Positions and Offices Held**	**Principal Occupation and Employment Responsibility for the Past Three (3) Years**	**Dates of Service**
Mr. Shaun Halladay	Chief Technology Officer, The Sovereign Kingdom LLC	Technical systems architect.	July 2026 - Present
	Chief Technology Officer, Reffle	Lead the business through its transition from startup to SME taking ownership of technology strategy and building the engineering organization, processes and platform capabilities.	August 2024 - Present
	Head of Technology, Milexa Group	Set technology strategy, manage department budget, implement development processes and technology practices, and act as a senior member of the company's leadership team.	June 2022 – August 2024
Mr. Anthony Paulin-Steinmetz	Chief Marketing and Brand Officer, The Sovereign Kingdom LLC	Luxury brand strategist.	July 2026 - Present
	Group Brand & Marketing Director, LPC, LPM Holding Ltd.	Lead communications in US, UK, Middle East and Asia, serving as strategic storyteller and content creator for PR needs; Manage all incoming and proactive medias inquiries; Ensure consistent messaging across the organization; Strategize PR efforts tied to Brand expansion to the US and Middle East market; Provide strategic communications guidance for leadership in US, UK, Europe and UAE; Develop pitches and press releases that drive business priorities; Build and execute the media and influencer program and strategy; Develop all press materials and consumer-facing assets; Support membership programs by identifying key VIPs in strategic	February 2025-August 2026

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
		markets and developing programs to engage accordingly; and Create partnerships, including brands, publications, organizations, and social media creators.	
	Vice President of Marketing, Caprice Holdings	Lead communications in US, UK, Middle East, serving as strategic storyteller and content creator for PR needs; Manage all incoming and proactive medias inquiries; Ensure consistent messaging across the organization; Strategize PR efforts tied to Caprice Brand expansion to the US and Middle East market.; Provide strategic communications guidance for leadership in US, UK and UAE; Develop pitches and press releases that drive business priorities; Build and execute the media and influencer program and strategy; Develop all press materials and consumer-facing assets; Support membership programs by identifying key VIPs in strategic markets and developing programs to engage accordingly; Create partnerships, including brands, publications, organizations, and social media creators; Innovate with the latest technology to stay competitive; and Creative briefs, website updates, E-Blast, budget creation and management, management of creative agencies, events.	January 2024 – February 2025
	Vice President of Marketing, Aman Group	Overseeing the creation and execution of e-commerce strategy including managing all performance and brand marketing spending and ROI; Stay on top of marketing and e-commerce industry trends. Seeking	February 2021- January 2024

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
		opportunities to further brand strategy in order to drive business growth and continuous improvement; Overseeing email marketing and acquisition marketing programs and communication strategy; Responsible SEM, SEO, affiliate and re-messaging programs; and Developing new acquisition programs to drive awareness engagement and new customers.	
Mr. Robert Fitzgerald	Chief Revenue Officer, The Sovereign Kingdom LLC	Commercial revenue operations leader.	February 2026 - Present
	National Sales Executive, Sommsation	Develop and implement comprehensive B2B/B2C sales strategies for start-up wine company; Identify prime customer segments, industries, and geographies, analyzing metrics to direct sales and marketing efforts; Tailor sales approaches to effectively engage prospects and convert them into long-standing clients; and Foster strategic partner relationships and alliances to optimize sales prospects and heighten brand visibility.	2021 - Present
Mr. Stephen Cooper	Chief Operating Officer, The Sovereign Kingdom LLC	Regulatory compliance oversight.	February 2026 - Present
	Vice President, Business Operations, Partnerships, Dow Jones & Company (NewsCorp)	Recruited to accelerate revenue growth by transforming and maximizing the value of strategic partnership: Spearheaded a $60M+ partnership strategy with major media and social platforms,	January 2022 – December 2023

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
		expanding distribution, traffic, and impressions for Dow Jones multimedia content; Enabled a 15% increase in revenue by accelerating product development by 3 months through cross functional collaboration and communication; Generated $3.5M in new annual revenue by scaling strategic partnerships; Grew new audiences by 5% and boosted customer engagement through strategic contract negotiations and issue resolution with high-value partners; Created operational efficiencies for Marketing and Sales by implementing Business Intelligence tools; Managed department P&Ls and strategic initiative budgets.	

ADVISORY BOARD			
Name	**Positions and Offices Held**	**Principal Occupation and Employment Responsibility for the Past Three (3) Years**	**Dates of Service**
Mr. Stevan Pardo	Advisory Board Member, The Sovereign Kingdom LLC	Providing non-binding strategic guidance, expert advice, and external perspectives to Company's leadership.	June 2025 - Present
	Founder & Managing Partner, Pardo Jackson Gainsburg PL	40 + years in hospitality and construction law.	March 2002 - Present
Mr. Marc Meir	Advisory Board Member, The Sovereign Kingdom LLC	Business Development & Global Luxury Real Estate Expansion. Advises on international property acquisitions, hospitality partnerships, and high-net-worth partner relations.	July 2025 - Present

	Business Development and Director, Terra Optimus Holdings	Capital sourcing expertise for startups and established businesses.	December 2024 - Present
	Co-principal and Managing Director, Consilium Management Group (CMG)	Sponsor and manage large-scale healthcare and commercial real estate investments.	2018-present
Mr. Marshall Horowitz	Advisory Board Member, The Sovereign Kingdom LLC	Providing non-binding strategic guidance, expert advice, and external perspectives to Company's leadership.	February 2026 - Present
	General Counsel, TILT Holding Inc	Selected as first general counsel for company; oversee all legal and regulatory aspects for public company; key member of executive management team driving internal and external strategy and assessing risk; and manage all litigation, employment, regulatory, governance, and transactional matters for growing public company; build and develop legal team and infrastructure.	July 2019 - Present

MANAGER AND OFFICER BIOGRAPHIES



Ms. K. Derhem, Founder and Founding Manager: Ms. K. Derhem is a distinguished entrepreneur, accomplished athlete, and strategic leader with a career defined by her impact across global organizations. As the Founder of The Sovereign Kingdom, she brings a wealth of experience from prominent tenures in strategy, governance, and revenue management at Barclays, American Airlines, the World Bank, Mastercard, GE, and the International Finance Corporation. Notably, during her time at American Airlines, her strategic initiatives were instrumental in overseeing an annual revenue exceeding $1B, leading to a 20% increase in passenger conversions to higher fares. Her professional excellence was formally recognized with an invitation to the Forbes 30 Under 30 Summit.

An alumna of both Duke University, where she earned a Master's degree, and Swarthmore College/University of Pennsylvania, where she completed her Bachelor's degree, Ms. Derhem combines a rigorous academic foundation with her professional achievements. Beyond the corporate and entrepreneurial realms, she is a part-time Tennis Professional with the WTA, actively competing on the WTA/ITF tour, and serves on the Duke, SFL Board of Directors. Ms. Derhem is also strategically expanding her diverse investment portfolio with a focused interest in Fund Distribution, Private Equity (PE), and Mergers & Acquisitions (M&A).



Mr. Mark Murphy, Chief Financial Officer: Mr. Mark Murphy is an accomplished financial operations and strategic finance executive with a distinguished career in driving fiscal discipline, capital stewardship, and operational scalability across high-growth hospitality and real estate enterprises. His expertise lies in partnering with executive leadership, boards, and institutional partners to translate complex financial data into actionable strategies that optimize performance and maximize enterprise value.

Prior to joining The Sovereign Kingdom, Mark served in senior financial and operational leadership roles across a diverse portfolio of luxury hospitality assets, premier destinations, and complex multi-property portfolios. In these capacities, he directed comprehensive financial planning, budgeting and forecasting, asset performance, operational controls, revenue management, capital planning, and pre-opening execution. His rigorous approach to operational finance ensures optimal cash-flow management and robust internal controls.

Before entering the private sector, Mark served as a Captain in the U.S. Army Military Police, where he developed an uncompromising foundation in organizational leadership, financial accountability, and strategic oversight. Managing large-scale operations and high-performing teams in demanding environments shaped his disciplined, mission-focused approach to executive leadership.

Mark holds a Bachelor of Arts from the University of Southern California and a Master of Business Administration from Pittsburg State University. He is a Certified Hospitality Accountant Executive (CHAE) and holds specialized certifications in Hotel Real Estate Investments and Asset Management from Cornell University and Revenue Management from HSMAI.

In his role as Chief Financial Officer of The Sovereign Kingdom, Mark oversees all financial controls, capital structures, treasury management, and audit preparation, serving as a vital strategic partner in scaling the company's global platform.



Mr. Shaun Halladay, Chief Technology Officer: Over more than two decades in senior technology leadership, Mr. Shaun Halladay has built a reputation for taking organisations through periods of rapid change, setting enterprise technology and digital transformation strategy for commercial, regulated, and member-serving businesses alike. He has a particular strength in standing up and scaling multi-disciplinary technology functions across infrastructure, enterprise platforms, and cybersecurity, and in turning boardroom strategy into systems that hold up under growth.

Earlier in his career, Shaun led a combined 45-strong development, design, and cybersecurity operation at Open Data Security in Tenerife, delivering government-grade security services spanning vulnerability management, penetration testing, and incident response. He went on to guide Vaioni through simultaneous Cyber Essentials and ISO 27001 certification while rebuilding the internal delivery platforms, before growing Milexa Group's technology function from three people to a 25-strong organisation, solidifying his reputation as a leader capable of scaling teams and platforms under pressure.

In his current capacity as Chief Technology Officer of The Sovereign Kingdom, Shaun continues to build on a legacy of transformation, leading the modernisation of legacy platforms and embedding AI-driven workflows across engineering organisations. His ability to bridge business strategy and technical execution makes him a trusted partner for organisations navigating complex digital transformation. Shaun's proven track record, combined with his strategic vision and deep technical expertise across cloud, cybersecurity, and enterprise platforms, positions him as a premier authority in enterprise technology leadership.



Mr. Anthony Paulin-Steinmetz, Chief Marketing & Brand Officer: Anthony Paulin-Steinmetz is an internationally recognised marketing executive and brand strategist with over 15 years of experience shaping some of the world's most prestigious luxury, hospitality and lifestyle brands. Renowned for transforming visionary concepts into globally recognised destinations, he has built a career at the intersection of brand strategy, consumer experience, communications and commercial growth.

Throughout his career, Anthony has led global marketing, branding and business transformation initiatives across Europe, the Middle East, North America and Asia, developing brand platforms that blend cultural relevance, luxury positioning and measurable business performance.

Most recently, Anthony served as Global Brand & Marketing Director at La Petite Maison (LPM) Holdings, where he was responsible for defining the group's global brand vision and marketing strategy across its international portfolio. He spearheaded the development of new hospitality concepts, international expansion strategies, global partnerships, guest experience initiatives and brand positioning, reinforcing LPM's status as one of the world's leading luxury dining brands.

Prior to LPM, Anthony held the position of Vice President of Marketing & Public Relations at Aman, where he developed integrated global marketing strategies supporting the group's hospitality, retail and branded experiences. His work focused on elevating brand desirability through strategic partnerships, high-profile collaborations and immersive guest engagement.

Previously, Anthony served as Global Marketing Director at CDN USA, leading the marketing strategy across the United States and Canada. During his tenure, he successfully accelerated brand growth through innovative digital transformation, commercial partnerships and integrated consumer marketing programmes.

Earlier in his career, Anthony held senior leadership positions with some of the world's most iconic luxury brands, including Burberry, where he oversaw international marketing and supported the launch of more than 45 flagship stores globally, and adidas, where he led global sponsorship strategy and athlete partnerships, generating over €8 million in commercial sponsorship value while strengthening the brand's international presence.

Anthony began his career with CHANEL, where he worked across Public Relations and Global Marketing, managing communications for the House's beauty and fine jewellery divisions throughout Europe. This early experience established the foundation of his expertise in luxury brand storytelling, media relations and global consumer engagement.

Recognised for his strategic vision and creative leadership, Anthony specialises in building culturally relevant brands, developing meaningful customer experiences and driving sustainable business growth. His expertise spans luxury hospitality, fashion, retail, destination branding, sponsorship, public relations and international business development.

Anthony holds a PhD in Development Economics and International Development from Yale University, together with Master's degrees in Public Relations, Strategic Communications, and International Business from ESSEC Business School, with a specialisation in luxury brand management.

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Mr. Robert Fitzgerald, Chief Revenue Officer: Robert Fitzgerald is the Chief Revenue Officer of The Sovereign Kingdom, where he leads enterprise-wide revenue strategy, sales execution, pricing architecture, and strategic partnerships. In this capacity, he designs and implements scalable revenue programs, oversees forecasting and performance analysis, and negotiates commercial agreements with key partners and large customers to drive sustainable growth and market expansion.

Mr. Fitzgerald brings extensive experience across luxury, real estate, hospitality, and global partnerships. He previously served as Regional General Manager for the Southern California commercial division of Compass Commercial Real Estate, where he oversaw operations, sales, marketing, and technology integration during a period of rapid expansion, achieving double-digit growth and exceeding $400 million in annual transaction volume. Earlier, as Vice President of Global Partnership Sales and Business Development at OmniForce, he generated more than $12 million in partnership revenue and increased annual performance by over 800 percent. His background also includes senior leadership roles with Pali Group, where he helped launch the Palihouse hotel brand, and with Condé Nast, serving as Director of Integrated Marketing for Vanity Fair and corporate sales initiatives.

Mr. Fitzgerald is also the founder of RSF Consulting, advising real estate, hospitality, nonprofit, and lifestyle organizations on growth strategy, partnership models, and complex commercial negotiations. He studied in Italy for two years and holds a Bachelor of Arts in English and Art History from Stanford University, where he was recognized on the Dean's List of Scholar Athletes as a member of the Varsity Crew.



Mr. Stephen Cooper, Chief Operating Officer: Mr. Stephen Cooper is a seasoned operations and strategy executive with over 20 years of experience leading business transformation, M&A integration, and AI-enabled operational scaling across Fortune 500 media and professional services organizations. His expertise lies in building scalable operational infrastructure, driving cross-functional execution, and translating strategic vision into measurable performance across complex, multi-division enterprises.

Earlier in his career, Stephen served as a Senior Manager in Advisory Services at Ernst & Young, where he led complex transformation programs for Fortune 500 clients. He went on to serve as Director of Strategic Initiatives at Consumer Reports, managing a $10M transformation portfolio and modernizing content delivery through a state-of-the-art CMS. Subsequent leadership roles at Encompass Digital Media, Vice Media Group, and Conde Nast saw him drive new revenue and efficiencies through AI and cloud-driven products, direct M&A integration following Vice's acquisition of Refinery29, and lead a global transformation program that achieved tens of millions of dollars in operational savings. Most recently, as Vice President of Business Operations and Partnerships at Dow Jones, a NewsCorp company, he generated over $60M in revenue through strategic partnerships and led a $3M AI product innovation portfolio.

As Chief Operating Officer of The Sovereign Kingdom, Stephen builds the company's operational infrastructure for global scale, oversees luxury property acquisitions and strategic partnerships, and leads team development across a distributed executive leadership team. His proven ability to build operational systems from the ground up, combined with deep experience in AI-driven transformation and large-scale partnership development, positions him as a critical leader in TSK's mission to redefine ultra-luxury travel for the world's most discerning clientele.

He also serves on the Board of the U.S. Soccer Federation's New York Development Council and is the founder and CEO of an AI-powered platform that connects professionals, career centers, and recruiters through intelligent matching technology. Stephen holds an MBA in Finance and Management from NYU Stern School of Business and a BA in Economics from the University of Rochester.

ADVISORY BOARD BIOGRAPHIES



Mr. Stevan Pardo, Advisory Board Member: Stevan Pardo is a leading authority on Florida, development construction and corporate hospitality law. During his more than 40 years in the legal profession, Stevan has represented companies involved in virtually all aspects of the development, hospitality and construction industry including hospitality companies, developers, contractors, design professionals, subcontractors, sureties, and insurers.

His legal representations have included consultation arising out of commercial and residential, high-rise residential, hospitality and resorts, multifamily, retail, and office construction projects.

Stevan's clients rely on him to advise them on all aspects of the delivery of construction and engineering projects, from procurement and the drafting and negotiation of contracts to contract administration, the avoidance and resolution of disputes, and insurance matters.

Stevan has developed an impressive track record representing developers and investors in multimillion-dollar real property transactions including hotel and mixed use developments, including purchases and sales, joint ventures, and residential and complex commercial development.

Stevan brings a unique perspective to the real estate side of his practice because of his 25 years of personal experience as a real estate developer and a hotel owner, builder, and operator. His own experience handling complex construction, buying and selling properties, and negotiating with lenders, has given him deep insight into the world of hospitality operations, hotel construction and renovation and has served to enhance the legal advice and business strategies he provides to his hotel clients.

As a result of his practical knowledge, Stevan is well-versed in both the business impacts and legal aspects of his clients' real estate and construction endeavors. His real-world experience has helped Stevan to become a go-to attorney when negotiating and implementing real estate hospitality deals in Florida and across the country. Stevan's distinctive business background also has given him a unique ability to troubleshoot difficult projects for clients before they devolve into full-blown disputes, and to craft business solutions to his clients' business problems. When necessary, however, Stevan brings extensive trial experience in representing clients before the Florida courts, federal courts, mediators, arbitration panels, and appellate courts.

Other key areas of Stevan's expertise include working with hospitality franchisors and franchisees, management companies, vendors, and insurers. Drawing from his real life experience in hotel ownership, Stevan provides his clients with insight into the business aspects of a legal decision and the legal effects of a business decision.

Stevan has developed relationships with various hotel franchisors, including Ritz Carlton, Four Seasons SLS, St. Regis, Marriott, Hilton, Hyatt, and other well recognized industry flags. This holistic combination of legal experience and hospitality industry knowledge brings a critical and essential benefit to Stevan's hotel and resort clients.

Stevan's membership in the American Hotel and Lodging Association and Young Presidents Organization (YPO) Hospitality Network and Chief Executive Organization (CEO) allows him to remain current on issues relating to the business and legal challenges in today's hospitality community. His role as former President of the South Florida Chapter of International Network of Boutique and International Law Firms enables Stevan to keep his pulse on the trends, changes, and challenges facing the construction, real estate, and hospitality community in South Florida, the United States, and internationally.

A strong believer in pro bono work, Stevan has committed his legal and construction skills to bettering his local community. Stevan formerly served as the Chair of the City of Miami Beach Historic Preservation Board. In that role, Stevan combined his experience as a real estate developer, a lawyer, and a resident to balance the importance of historic preservation with development. Stevan also served as both construction and legal consultant to a large new community center in his neighborhood. He was former President of the Venetian Island Homeowners Association for several years and spear headed the historic preservation of the Venetian Causeway, a historic link between Miami and Miami Beach.

Phi beta/Summa cum laude, a graduate of Duke University (T.1981) and Duke Law School (J.D. 1984), Stevan was awarded Duke Alumni award for leadership.

Prior to launching his law firm, Stevan, an AV Preeminent-rated lawyer recognized as a Super Lawyer and Best Lawyers for the past several years, was a partner and leader of the construction litigation department of Greenberg Traurig, where he practiced law for more than a decade.



Mr. Marc Meir, Advisory Board Member: Marc Meir is a seasoned capital markets executive and entrepreneur with decades of experience sourcing, structuring, and deploying capital across complex transactions for both emerging ventures and established enterprises. He is widely recognized for his ability to connect sophisticated capital with high-quality opportunities through a global network of high-net-worth individuals, family offices, hedge funds, banks, and private capital sources.

Marc's career spans Wall Street, institutional lending and private enterprise. He began his professional career at Lehman Brothers, Inc., where he worked in high-net-worth asset management, overseeing equity portfolios for a large and diverse client base. In this role, he developed a deep understanding of risk management, market dynamics, and investor alignment—skills that would later define his approach to capital formation and deal structuring.

He later served as Managing Director and Co-Head of National Consumer Lending at Republic New York Corporation, where he oversaw a lending platform with assets exceeding $9 billion (inflation-adjusted). In this role, Marc was responsible for strategic lending initiatives, credit oversight, and large-scale debt structuring, operating at the intersection of capital markets, credit risk, and institutional finance.

Over the past 15+ years, Marc has applied this institutional expertise as an entrepreneur and principal investor, focusing on real estate transactions, acquisitions, dispositions, and asset management, with a particular emphasis on complex, value-add opportunities. He is known for structuring sophisticated financing solutions, including strategic debt, preferred equity, and tax-efficient capital stacks that align investor returns with long-term asset performance.

Marc is also a co-principal of Consilium Management Group (CMG), where he works alongside Cam Horan to sponsor and manage large-scale healthcare and commercial real estate investments. CMG's current healthcare real estate strategy exemplifies Marc's approach: combining deep capital markets experience with operational discipline and innovative financing tools, including C-PACE and renewable energy–driven capital strategies, to unlock new revenue streams and reduce operating costs.

In CMG's healthcare platform, Marc plays a central role in capital sourcing, transaction structuring, and investor strategy, supporting acquisitions of institutional-scale medical facilities with stable cash flow, strong tenant demand, and significant upside through repositioning and infrastructure modernization. His experience enables CMG to execute complex off-market transactions, structure non-dilutive capital solutions, and deliver compellzng risk-adjusted returns for investors.

Marc holds a Master of Business Administration from The Wharton School, where he focused on strategic investment, finance, and deal structuring. Across every stage of his career, he has built a reputation for discretion, rigor, and execution—qualities that make him a trusted partner to investors, operators, and boards alike.



Mr. Marshall Horowitz, Advisory Board Member: Marshall Horowitz serves on the Company's Advisory Board. As an Advisory Board Member, Mr. Horowitz will assist in promoting overall strategic supervision to the Company's management team, with an emphasis on ensuring high standards of corporate governance. For over 30 years, Mr. Horowitz has focused his practice on corporate legal and transactional work at prominent national and international law firms, and he has a depth of knowledge about the legal and regulatory issues facing businesses from his previous positions as the General Counsel and a member of the Board of Directors of Tilt Holdings Inc. His legal practice has focused on serving as primary outside legal counsel to a broad array of companies and entrepreneurs across many industries. Over the years, Mr. Horowitz has practiced in New York, Los Angeles, Hong Kong, and Singapore. Mr. Horowitz received his BA from Brown University and his JD from the University of Chicago.

INDEMNIFICATION

Indemnification is authorized by the Company to the Manager, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. The Manager and its heirs, executors, administrators, personal representatives and the employees and agents of the Company shall be entitled to be indemnified and held harmless by the Company, at the expense of the Company, against any loss, expense, claim or liability (including reasonable attorneys' fees, which shall be paid as incurred) resulting from the assertion of any claim or legal proceeding relating to the performance or nonperformance of any act concerning the activities of the Company.

LEGAL

Snell & Wilmer LLP serves as the Company's Corporate and General Counsel. The law firm provides ongoing legal services, advice, and counsel on corporate governance, regulatory matters, contract negotiations, and securities law compliance in connection with this Offering and the general operations of the Company.

TAX ACCOUNTING ADVISORS

Armanino Advisory LLC – Tax, Accounting, and Business Outsourcing Services Firm
SetApart Accountancy Corp. – Independent CPA Reviewer

CO-ISSUER

This Offering has the following co-issuer(s): TSK SPV, LLC (the "**Co-Issuer**"), located at 8 The Green, Suite A, Dover, DE 19901, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2026. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights

of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Units of the Company.

There will be no material difference between an investment in the Company and the Co-Issuer.

ANTICIPATED BUSINESS PLAN

DESCRIPTION OF THE BUSINESS

The Sovereign Kingdom LLC, a Wyoming limited liability company ("**TSK**," the "**Company,**" "we," "us," or "our"), will establish itself as the premier digital platform and property management service for ultra-luxury home rentals worldwide. Catering to discerning clients seeking unparalleled experiences, we will offer a curated portfolio of exquisite properties combined with bespoke, 5-star hotel-style amenities and services delivered entirely in-house.

COMPANY VISION

The Company's mission is to redefine luxury travel by providing exclusive access to a meticulously curated collection of homes, paired with an unparalleled level of personalized, in-house hospitality services, ensuring every guest experience is truly regal. Most importantly, the Company seeks to become the global leader in ultra-luxury home rentals, synonymous with opulence, discretion and flawless service, providing excellence, personalization, trust, innovation and sustainability to its clients.

THE INFRASTRUCTURE OF GLOBAL SOVEREIGNTY

Enter The Sovereign Kingdom, where we are forging a new standard for luxury, built on the unshakeable principles of vision, grace, and uncompromising integrity. We are not just developing and securing exclusive estates; we are pioneering a new form of high-end living – the embodiment of a purpose-driven legacy. Our estates will serve as the gateway to a realm where curated perfection is the only acceptable currency. Catering to discerning ultra-high-net-worth (UHNW) clients seeking privacy and bespoke experiences. TSK plans to offer a curated portfolio of exquisite properties combined with 5-star hotel-style amenities and concierge services delivered entirely in-house.

Proprietary Intelligence Platform & Technology Roadmap (Future Vision)
At the very heart of this dominion lies a proprietary intelligence platform, which will be meticulously calibrated to act as the unseen hand supporting your throne. This technology is being architected as a living system designed to perfect your every moment, intuitively anticipating your deepest desires. Through an advanced alchemy of elegance and efficiency, our future platform will turn your command into a flawless reality, redefining the essence of luxury for the modern era.

Development of such technology platform includes the following:

1. *AI-Driven Personalization Engine (Planned):* Utilizing machine-learning algorithms to pre-emptively curate stays based on member preferences, dietary needs, and historical data.
2. *Secure Member Portal & Encrypted Communications Interface (Planned):* An encrypted two-way channel between the principal and their assigned in-house service team with Role-Based Access Control (RBAC).

3. *Smart Property (IoT) & Environmental Integration (Planned):* In-home hardware integration for pre-setting climate, lighting, and access logs prior to arrival.
4. *Bank-Grade Data Vault & Privacy Architecture (Planned):* Zero-knowledge end-to-end encryption complying with multi-jurisdictional privacy standards (GDPR, CCPA).

Sovereign Kingdom Standards & Curation Criteria

The term **"Sovereign Kingdom Standards"** refers to TSK's proprietary benchmark of operations excellence, architectural distinction, absolute privacy, and bespoke service delivery. Every estate acquired, leased or onboards into TSK's curated portfolio must successfully satisfy a rigorous, multi-point pre-arrival inspection protocol encompassing micro-location privacy, structural integrity, in-house 5-star service delivery, predictive intelligence integration, and bank-grade zero-knowledge privacy architecture.

Philanthropic Commitment

Our business is founded on an unshakeable philanthropic commitment to stewardship and community. A dedicated portion of our operational success and capital resources is directly pledged to initiatives that safeguard and empower the next generation, reflecting our core belief that true institutional legacy is defined not merely by wealth accumulated, but by enduring value created for the future.

Plan of Operations & Capital Roadmap

Our business plan is contingent on raising capital in stages. The funding sought in this Form C will allow us to achieve our initial milestone raise of $1,235,000 ("Milestone A"). Upon achieving these milestones, we plan to sequentially upsize our capital raises through available SEC exemptions, leading up to a Reg A+ offering, to fully execute our long-term commercialization roadmap.

Funds raised, including proceeds from this offering and any future follow-on offerings, tranche-based milestone financings, or over-allotment exercises, may be partially allocated to the acquisition and/or leasing of assets, as well as to the acquisition of, investment in, or strategic combination with companies and businesses that may complement, expand, or enhance the Issuer's existing and future product and service offerings, geographic reach, and operational capabilities. Such strategic acquisitions and investments may be undertaken to support the Issuer's growth strategy, including accelerating growth, broadening its product and service portfolio, entering new markets, expanding its geographic presence, and creating additional commercial and strategic opportunities.

The capital raised through this Offering will be deployed directly to execute Phase One of our business plan, ensuring rigorous operational readiness, technology infrastructure deployment, and market penetration across our luxury portfolio:

- *At the Target Offering Amount ($15,000)*: Proceeds will be allocated to cover intermediary success fees ($1,200 / 8.0%) and high-net-worth marketing and launch campaigns ($13,800 / 92.0%).

- *At the Maximum Offering Amount ($1,235,000)*: Additional capital oversubscriptions will scale our operational capacity, increasing allocations toward platform features ($308,750 / 25.0%), aggressive advisor outreach and acquisition campaigns ($494,000 / 40.0%), regulatory compliance and legal ($172,900 / 14.0%), and operational cash reserves ($160,550 / 13.0%), alongside intermediary success fees ($98,800 / 8.0%).

This Offering represents the initial stage of our broader capital-raising strategy. We anticipate conducting subsequent exempt offerings, including a potential Regulation Crowdfunding (Reg CF) expansion up to our statutory maximum of $5M, and ultimately a Regulation A+ (Reg A+) offering of up to $20M to fund long-term uses.

OVERVIEW OF OPERATIONAL PHASING

The Sovereign Kingdom's commercialization strategy is designed around a disciplined, capital-efficient growth model that aligns funding milestones directly with operational expansion. Rather than relying on a binary leap from start-up to REIT ownership, our business plan executes across four sequential milestones tied to our progressive exempt offerings (Reg CF, Reg CF Upsize, Reg A+, and REIT).

PHASE ONE: Milestone A (Current Reg CF Offering: $1.0M – $1.235M)
Timeline: Months 1 through 6 following successful escrow close.
Capital Allocation: Funded by proceeds from this Form C offering (allocated toward technology platform development, marketing/user acquisition, legal/compliance, and operational reserves).
Operational Procedures & Milestones:

- Digital Platform Finalization: Complete the engineering and UI/UX build of our proprietary client portal and booking interface, ensuring seamless member onboarding and secure payment processing.
- Core Team & Hub Establishment: Recruit and deploy key regional operational leads across initial target hubs in the Americas and Europe.
- Curated Portfolio Onboarding: Secure initial property management and curation contracts for elite villas and estates in prime launch markets (e.g., St. Barts, Aspen, Mykonos, Lake Como) utilizing our rigorous 300-point inspection criteria.
- Trade & Advisor Partnerships: Formally activate preferred partner channels with premier travel networks (Virtuoso, Signature Travel Network, Travel Leaders) and implement our 5-Tier Investor Perk structure.

PHASE TWO: Milestone B (Subsequent Reg CF Upsize / Extended Exempt Offering)
Timeline: Months 6 through 18 following Milestone A execution.
Capital Allocation: Funded through subsequent exempt offerings up to the statutory Reg CF maximum of $5M.

MARKET ANALYSIS

The global luxury travel market was valued at $890.8B in 2023 and is projected to reach $2,149.7B by 2035, growing at a CAGR of 7.4% from 2024 to 2035. Luxury travel refers to premium, high-end experiences that emphasize comfort, exclusivity, and personalized services, catering to affluent individuals or those seeking exceptional journeys. It is characterized by exclusive accommodations such as private villas, boutique hotels, and heritage properties, alongside private transport options such as chartered jets and yachts. Personalized itineraries, dedicated concierge services, and culturally immersive activities, such as private safaris or culinary events with renowned chefs, are central to local travel.[1]

THE SOVEREIGN KINGDOM: PROPRIETARY INTELLIGENCE & TECH-ENABLED CONCIERGE PLATFORM

Below is the granular operational and architectural breakdown of TSK's planned proprietary, tech-enabled concierge platform, designed for future deployment to provide seamless, hyper-personalized journeys for ultra-high-net-worth (UHNW) members while ensuring rigorous backend operational control. The development, UI/UX optimization, and engineering of this platform represent a core intended use of proceeds from our current Regulation Crowdfunding (Reg CF) offering (Milestone A).

1. **Executive Overview & Technological Vision**. The Sovereign Kingdom's planned proprietary technology platform is envisioned to serve as the digital backbone of our luxury ecosystem upon completion and deployment. Conceived as an integrated living system, the platform is designed to bridge the gap between digital convenience and elite, high-touch hospitality. Rather than relying entirely on fragmented third-party

[1] *Source: https://www.alliedmarketresearch.com/luxury-travel-market*

booking tools, TSK intends to architect a centralized operating environment that will govern guest onboarding, preference tracking, real-time concierge communication, in-house staff coordination, and smart property (IoT) management.

2. **Core Architectural Pillars (Planned Platform Features)**.

   a. AI-Driven Personalization Engine (Planned)Predictive Preference Modeling: The platform is planned to utilize advanced machine-learning algorithms to analyze member historical data, travel patterns, and explicit preferences (e.g., dietary restrictions, temperature settings, favorite vintages, pillow types, and security protocols).

   b. Pre-Emptive Curation: Prior to arrival, the engine is designed to automatically generate bespoke itinerary options and provisioning lists for review by the member's dedicated in-house team, ensuring that every stay is intuitively tailored before the guest steps foot on the property.

COMPANY SWOT ANALYSIS

- **Strengths:** In-house service model, bespoke luxury offerings, strong brand potential, high-profit margins per booking.
- **Weaknesses:** High initial capital expenditure for in-house staff, extensive logistical challenges for global operations, reliance on property owner trust in the initial phase.
- **Opportunities:** Growing UHNWI population, increasing demand for private and exclusive travel, potential for strong repeat business and referrals, expansion into new luxury destinations.
- **Threats:** Economic downturns affecting luxury spending, intense competition, regulatory hurdles in various countries regarding short-term rentals, difficulty in maintaining consistent service quality across diverse locations.

COMPETITIVE LANDSCAPE & MARKET ANALYSIS

The global luxury travel market continues to expand rapidly, driven by accelerating high-net-worth demand for experiential, private luxury. Our primary competitors include legacy luxury hospitality operators and institutional market aggregators (uniting platforms such as Inspirato, Onefinestay, and Exclusive Resorts under institutional venture backing, controlling over $1 billion in luxury real estate assets and thousands of managed properties).

While legacy competitors rely heavily on acquisition-based roll-ups with fragmented, outsourced operating systems, **The Sovereign Kingdom (TSK)** differentiates itself through a unified, **vertically integrated, in-house operational model**. By controlling every touchpoint—from estate management and security to bespoke 5-star hospitality and proprietary zero-knowledge privacy architecture—TSK delivers an uncompromising level of quality, discretion, and operational consistency that fragmented legacy roll-ups cannot replicate.

CUSTOMER BASE

The Company's target customers are ultra-high-net-worth individuals (UHNWIs), celebrities, corporate executives, and affluent families seeking privacy, space, and personalized services beyond what traditional luxury hotels offer. The global ultra-high-net-worth (UHNW) population, comprising individuals with a net worth in excess of $30m, totaled 556,850 at the end of 2025, representing a 14.4% annual growth rate[2]. This followed a very robust expansion of 12% in 2024 – the third-strongest growth in the past decade. The combined net worth of this class reached $63.8

[2] *Source: https://info.altrata.com/world_ultra_wealth_report_2026*

trillion, with projections forecasting growth to 746,570 individuals and $85 trillion in wealth by 2030[3]. Our Serviceable Addressable Market (SOM) is modeled at $1.33 billion, capturing this expanding affluent demographic.

MARKETING AND SALES STRATEGY

Our market approach drives growth through the following key areas:

- **Exclusive Partnerships:** Collaborate with luxury travel agencies, private banks, family offices, and concierge services.
- **Digital Marketing:** High-end visual content, targeted social media campaigns, luxury lifestyle publications.
- **Direct Outreach:** Personalized invitations to UHNWIs and referrals from existing networks.
- **Brand Experience:** Host exclusive events and showcases at select properties.

MANAGEMENT TEAM

TSK is managed by a team of professionals providing a blend of expertise in luxury hospitality, real estate development, technology, and financials management. Key professional roles will include the Chief Executive Officer, the Chief Operations Officer (Head of Operations & Hospitality), the Chief Technology Officer (Head of Digital Platform), the Chief Marketing Officer (Head of Marketing & Sales), and the Chief Financial Officer and the team will eventually include regional directors.

ADVISORY BOARD

The Company has established an Advisory Board, which includes highly qualified industry leaders in luxury, real estate and technology. The Advisory Board will assist the Management team in making appropriate decisions and taking effective actions; however, the Advisory Board will not be responsible for Management decisions and has no legal or fiduciary responsibility to the Company. Currently there are three members of the Advisory Board.

INSURANCE

The Company maintains a $3,000,000 Public Directors & Officers (D&O) Liability Policy underwritten by certain underwriters at Lloyd's of London (Policy #CEL-PUBL-0000161-00).

EXIT STRATEGY

The Company's long-term growth and capital allocation strategy is structured around building a premier, asset-backed luxury real estate and hospitality portfolio. Our strategic roadmap contemplates a transition toward a dedicated Real Estate Investment Trust (REIT / UPREIT) structure or a strategic liquidity event—including a merger, acquisition by a major institutional luxury hospitality group, or an initial public offering over a multi-year horizon.

While management intends to drive long-term value through operational cash-flow generation, asset appreciation, and portfolio expansion, there can be no assurance that a liquidity event will occur or that investors will realize a return on their investment. Prospective investors must evaluate their investment in the Class B Units as a long-term, illiquid commitment.

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[3] *Source: https://info.altrata.com/world_ultra_wealth_report_2026*

CONCLUSION

The Sovereign Kingdom presents a compelling and innovative business model poised to capture a significant share of the burgeoning ultra-luxury rental market. By combining a digital platform with an unparalleled in-house 5-star hospitality service, we will create a truly distinctive offering. Phase One establishes the operational excellence and brand reputation, while Phase Two, through the formation of a dedicated REIT, provides a powerful engine for asset-backed growth, long-term profitability, and enhanced value proposition for both guests and investors. With a clear vision, a meticulously planned operational strategy, and a robust financial framework, The Sovereign Kingdom aims to achieve a position as the undisputed leader in royal-class home rentals.

FINANCIAL AND OTHER COMPANY SPECIFIC REPORTS

The Company will file a report electronically with the SEC annually on Form C-AR and post the report on its website no later than 120 days after the end of each fiscal year covered by the report.

The Company's annual report will include its unaudited financial statements prepared in accordance with GAAP; provided, however, that if audited or reviewed financial statements are already available or on hand for other purposes, the Company will provide those higher-level statements in lieu of unaudited ones. The financial statements will be accompanied by a narrative disclosure of the Company's financial condition, comprehensive updates regarding its business operations, progress toward goals, and capitalization, matching its ongoing compliance obligations under Regulation Crowdfunding.

CAPITALIZATION

The Company may utilize project-level leverage, mortgages, debt financing, and external capital sources in connection with the acquisition, development, and expansion of its luxury real estate portfolio and properties. As TSK executes its long-term commercialization roadmap—including transitioning toward direct property ownership and a dedicated Real Estate Investment Trust (REIT)—prudent leverage and external financing may be employed to optimize capital structure and scale operations.

The Manager retains full unilateral discretion and authority, without requiring the consent of the investors or holders of the Units, to incur, refinance, restructure, or guarantee any such project-level debt or leverage from third-party lenders, institutional facilities, or affiliates. Any such financing will be evaluated on a project-by-project basis to ensure alignment with our liquidity requirements and long-term financial stability. All securities issued under this Offering rank subordinate to any existing or future secured project indebtedness, and debt service requirements may reduce or eliminate cash available for distribution to holders of the Units.

CAPITAL ACCOUNTS

A Capital Account shall be maintained for each Member on the books of the Company. Each Member's Capital Account shall be credited with the amount of any capital contribution made by such Member pursuant to the Operating Agreement and shall be adjusted appropriately to take into account all items of income, gain, loss or deduction allocated to each Member pursuant to Article 7 of the Operating Agreement hereof and all distributions to each Member pursuant to Article 8 of the Operating Agreement. A single Capital Account shall be maintained for each Member (regardless of the class of Interests owned by such Member and regardless of the time or manner in which such Interests were acquired) in accordance with the capital accounting rules of Code §704(b) and the regulations thereunder (including without limitation Section 1.704- 1(b)(2)(iv) of the Income Tax Regulations). In general, under such rules, a Member's Capital Account shall be:

(a) increased by (i) the amount of money contributed by the Member to the Company (including the amount of any Company liabilities that are assumed by such Member other than in connection with distribution of Company property), (ii) the fair market value of property contributed by the Member to the Company (net of liabilities secured by such contributed property that under Code §752 the Company is considered to assume or take subject to), and (iii) allocations to the Member of Company income and gain (or item thereof), including income and gain exempt from tax; and

(b) decreased by (i) the amount of Available Funds distributed to the Member by the Company as a return of Capital Contributions (including the amount of such Member's individual liabilities that are assumed by the Company other than in connection with contribution of property to the Company), (ii) the fair market value of property distributed to the Member by the Company (net of liabilities secured by such distributed property that under Code §752 such Member is considered to assume or take subject to), (iii) allocations to the Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to capital account, and (iv) allocations to the Member of Company loss and deduction (or item thereof).

Where Code §704(c) applies to Company property or where Company property is revalued pursuant to paragraph (b)(2)(iv)(t) ofSection 1.704-1 of the Income Tax Regulations, each Member's Capital Account shall be adjusted in accordance with paragraph (b)(2)(iv)(g) of Section 1.704-1 of the Income Tax Regulations as to allocations to the Members of depreciation, depletion, amortization and gain or loss, as computed for book purposes with respect to such property.

When Company property is distributed in-kind (whether in connection with liquidation and dissolution or otherwise), the Capital Accounts of the Members shall first be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Account previously) would be allocated among the Members if there were a taxable disposition of such property for the fair market value of such property (taking into account Code §7701(g)) on the date of distribution.

The Manager shall direct the Company's accountants to make all necessary adjustments in each Member's Capital Account as required by the capital accounting rules of Code §704(b) and the regulations thereunder.

COMPANY INFRASTRUCTURE

TSK is a limited liability company, operating under the laws of the state of Wyoming.

The Co-Issuer, TSK SPV, LLC, is a limited liability company, operating under the laws of the state of Delaware.

GOVERNMENTAL/REGULATORY CLEARANCE AND COMPLIANCE

The Company is subject to and affected by the laws and regulations of U.S federal, state and local governmental authorities. These laws and regulations are subject to change.

LITIGATION

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business.

Airbnb, Inc. v. The Sovereign Kingdom (Proceeding No. 91244866) is an active, long-running trademark dispute before the **U.S. Trademark Trial and Appeal Board (TTAB).** The case centers on an intellectual property battle over the right to register a "BNB" related mark for ultra-luxury property rentals.

EMPLOYEES

The Company currently does not have any employees. The Company is reliant on independent contractors and advisors.

INVESTOR PERKS & REWARDS TIER STRUCTURE

The Company will offer non-membership interest incentives ("Perk(s)") based strictly on single investment thresholds. Multiple investments cannot be pooled. All Perks are standard, non-membership promotional incentives and will be funded out of TSK's standard operating and marketing budgets (or directly from capital raised).

- **Tier 1 ($1,000 – $9,999):** Digital Certificate of Ownership, exclusive investor community access, and early product release updates.
- **Tier 2 ($10,000 – $24,999):** All Tier 1 Perks plus limited-edition founder merchandise, a hand-signed certificate of ownership, and a custom physical commemorative piece.
- **Tier 3 ($25,000 – $74,999):** All Tier 1 & 2 Perks plus a guaranteed VIP invitation to our global London Launch Event and an artisanal luxury welcome hamper.
- **Tier 4 ($75,000-$99,999):** All Tier 1–3 Perks plus an all-expenses-paid VIP trip to the London Launch Event (including flights, luxury accommodations, and an executive dinner).
- **Tier 5 ($100,000+):** All Tier 1–4 Perks plus a guaranteed priority booking allocation for TSK's initial estate portfolio and an exclusive private dinner with Ms. Derhem and other key executive leadership prior to the public London Launch.

RISK FACTORS

An investment in our Class B Units involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Class B Units offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Class B Units and the market price of our Class B Units, which could cause you to lose all or some of your investment in our Class B Units. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business, Real Estate and the Hospitality Industry

No History of Operations.
The Company has not yet commenced its intended business and, therefore, has no history of operations or realized track record. The Company intends to commence operations following the completion of the offering of Class B Units. An Investor should consider an investment in the Class B Units offered by this Form C in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

***COVID-19 and Future Pandemics Risks*.**
In December 2019, the 2019 novel coronavirus ("**Covid-19**") surfaced in Wuhan, China. The World Health Organization (the "**WHO**") declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, initiated travel restrictions. On May 5, 2023, the WHO declared that Covid-19 is now an established and ongoing health issue which no longer constitutes a public health emergency. However, the final impacts of the outbreak, including its economic consequences, are unknown and still evolving. The Covid-19 health crisis adversely affected the U.S. and global economy, resulting in an economic downturn. A similar new pandemic occurrence could impact the Company's business plans. The future impact of the outbreak remains highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus or other rapidly transmitted viruses or diseases.

The Company's business is particularly susceptible to the effects of a pandemic or similar public health crisis because the Company's business model depends substantially on domestic and international travel and demand for luxury hospitality services. A future pandemic could result in travel restrictions, border closures, quarantine requirements, limitations on gatherings, reduced airline capacity, restrictions on short-term rentals and/or other governmental measures that could reduce or prevent guests from traveling to destinations in which the Company operates. In addition, a pandemic could disrupt the Company's ability to staff and service properties, coordinate hospitality personnel across multiple locations, establish or maintain relationships with property owners, and limit its ability to expand into new domestic and international markets. Any prolonged reduction in travel or demand for luxury accommodations and hospitality services could materially adversely affect the Company's revenues, operations, growth strategy and financial condition.

Our Business Could Be Negatively Impacted by Cyber Security Threats, Attacks and Other Disruptions.
The Company may face advanced and persistent attacks on its information infrastructure, including the systems through which the Company intends to manage its digital platform, property operations, reservations, payment processing, customer information, and other proprietary or sensitive information relating to its operations. These attacks may include sophisticated malware (i.e., viruses, worms, and other malicious software programs) and phishing emails that are designed to attack our products or otherwise exploit any security vulnerabilities in the Company's systems. These intrusions sometimes may be "zero-day" malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or other accidents could cause breaches of data security, loss of critical data, and/or cause performance delays, which in turn could adversely affect our business.

Security Breaches of Confidential Customer Information, in Connection with Our Electronic Processing of Credit and Debit Card Transactions, or Confidential Employee Information May Adversely Affect our Business.
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational

inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company Is Not Subject to Sarbanes-Oxley Regulations and May Lack the Financial Controls and Procedures of Public Companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We Operate in a Highly Regulated Environment, and if We Are Found to Be in Violation of Any of the Federal, State, or Local Laws or Regulations Applicable to Us, Our Business Could Suffer.
The Company is subject to a wide range of federal, state, and local laws and regulations applicable to its business and operations. As the Company expands its operations into additional markets, it may become subject to additional laws, regulations, licensing requirements, and governmental oversight. Additionally, as the Company establishes relationships with properties located outside of the United States, the Company may become subject to the laws, regulations, licensing requirements, and governmental oversight of the foreign jurisdictions in which such properties are located. Compliance with these requirements may require the Company to incur additional costs or modify its business practices. The violation of existing or future laws and regulations could result in administrative, civil, or criminal sanctions against the Company, including fines, penalties, restrictions on operations, or other enforcement actions, which may adversely impact the business and financial performance of the Company.

Our existing directors' and officers' liability insurance coverage may be inadequate to cover potential liabilities.
We maintain a Directors and Officers (D&O) liability insurance policy with an aggregate coverage limit of $3,000,000. While we believe this coverage is reasonable and customary for a company of our size and operational stage, it may not be sufficient to cover all potential claims, settlements, judgments, legal fees, or defense costs arising from litigation or regulatory actions against our officers and directors.

Any claim that exceeds our policy limit, falls outside the scope of covered liabilities, or is subject to policy exclusions, significant deductibles, or denials of coverage by the insurer could result in substantial out-of-pocket costs to the Company under our indemnification obligations. Paying significant indemnification claims could severely deplete our available cash, impair operational capabilities, and materially and adversely affect our financial condition, results of operations, and prospects. Furthermore, there can be no assurance that we will be able to maintain this level of coverage or obtain replacement coverage on commercially acceptable terms in the future.

The Company's Success Will Depend on Its Ability to Consistently Provide the Level of Service Expected by Its Target Clientele.
The Company intends to distinguish itself by providing an ultra-luxury hospitality experience across its portfolio of properties and destinations. The Company's target clientele may have particularly high expectations regarding the quality of accommodations, personalized service, responsiveness, privacy, amenities, cleanliness, security and overall guest experience. The Company's ability to satisfy these expectations may become increasingly difficult as it expands into additional properties and geographic markets. Inconsistent service, inadequate staffing, property deficiencies, and/or other failures to meet guest expectations could result in customer dissatisfaction, refunds or other concessions, negative reviews, loss of repeat business, and damage to the Company's reputation, any of which could materially adversely affect the Company's business and financial performance.

The Company Will Depend on Its Ability to Establish and Maintain Relationships with Owners of Ultra-Luxury Properties.

A significant component of the Company's business plan depends upon its ability to identify and establish relationships with owners of ultra-luxury villas, penthouses, private islands, chalets, estates and other properties that satisfy the Company's standards. Property owners may choose not to make their properties available through the Company, may terminate or decline to renew their relationships with the Company, or may make their properties available through competing luxury rental platforms or hospitality providers. The Company may also be required to offer increasingly favorable economic or contractual terms to attract and retain desirable properties. If the Company is unable to establish and maintain a sufficient portfolio of high-quality properties in desirable locations, its ability to attract customers and expand its operations could be materially adversely affected.

The Company May Have Limited Control Over Properties Owned by Third Parties.

Certain properties offered through the Company may be owned by third parties rather than the Company. As a result, the Company may have limited control over certain matters affecting those properties, including maintenance, capital improvements, availability, property condition and an owner's decision to continue participating in the Company's portfolio. A property owner's failure to adequately maintain a property, failure to comply with contractual obligations or failure to make a property available for confirmed or anticipated reservations could negatively affect the guest experience and expose the Company to customer complaints, refunds, disputes and/or reputational harm. The Company's reputation may therefore be adversely affected by circumstances involving third-party properties over which the Company has limited control.

The Company's Business May Be Subject to Seasonal and Destination-Specific Fluctuations in Demand.

Demand for luxury accommodations may vary significantly based upon season, destination, holidays, weather conditions, major events and prevailing travel patterns. Certain properties or destinations may experience significant demand during limited portions of the year and substantially lower demand during off-season periods. Many of the Company's operating expenses, including personnel, property management, technology and related administrative costs, may continue regardless of booking levels. Accordingly, periods of reduced demand or lower occupancy could disproportionately affect the profitability of the Company's operations and cause its revenues and operating results to fluctuate significantly.

The Company May Be Subject to Liability Arising from the Conduct of Its Employees, Contractors, and Service Providers.

The Company intends to provide and arrange a broad range of hospitality and concierge services for its guests, some of which may be performed by employees, independent contractors and/or third-party service providers. The acts or omissions of such persons could result in personal injury, property damage, theft, loss, privacy violations, contractual disputes or other claims against the Company. The Company may also face claims relating to services arranged by the Company but ultimately performed by independent third parties. Any significant incident or claim involving the Company's personnel or service providers could result in litigation, financial liability, increased insurance costs and/or damage to the Company's reputation.

The Company's International Expansion Strategy May Create Significant Operational Challenges.

The Company intends to establish a portfolio of properties and hospitality operations across multiple domestic and international destinations. Operating across geographically dispersed markets may create significant logistical and management challenges, including coordinating personnel, maintaining consistent service standards, managing properties across different time zones, sourcing goods and services, responding to guest needs and supervising local operations. Cultural differences, language barriers, transportation limitations, local business practices, and differences in available infrastructure may further complicate the Company's operations. If the Company expands more rapidly than its management, personnel and operational infrastructure can support, the quality and efficiency of its services could decline, and its costs could increase, which could adversely affect the Company's business and financial performance.

Competition May Increase Costs.
The Company may experience significant competition in identifying and acquiring desirable ultra-luxury real estate properties in the markets in which it intends to operate. Competition from other purchasers, investors, developers, hospitality companies and other luxury rental operators may increase the acquisition prices of suitable properties or otherwise make it more difficult for the Company to acquire properties on favorable terms. Increased competition may also increase development, operating, and other costs associated with establishing and maintaining the Company's properties, which could reduce the profitability of such properties and adversely affect the Company's business and financial performance.

Additionally, specific to the Company's business plan and business strategies intended to be deployed during the Company's initial phase, the Company intends to develop and provide certain luxury hospitality services in-house, including private chefs, butlers, housekeepers, chauffeurs, security personnel, and other specialized hospitality professionals. The Company may face significant competition in recruiting and retaining qualified personnel capable of providing the level of service expected by the Company's target clientele. Such competition could increase compensation, recruitment, training and other personnel costs and could make it more difficult for the Company to adequately staff its properties. These increased costs could reduce the profitability of the Company's operations and adversely affect its business and financial performance.

Reliance on Management to Select and Develop Appropriate Properties.
The Company's ability to successfully execute its business plan will depend, in part, upon the performance of its management team in identifying, evaluating, selecting, acquiring, and developing appropriate ultra-luxury real estate properties. The Company's management will have substantial discretion in determining which properties to pursue, the terms upon which such properties may be acquired or developed, and the timing of such transactions. Investors in the Class B Units offered will have no opportunity to independently evaluate or approve individual property acquisitions or developments and must rely upon the experience, judgment, and oversight of the Company's management and/or its principals.

Delays in Acquisition of Properties.
Delays the Company may encounter in the identification, selection, acquisition, and development of properties could adversely affect the Company's business and profitability. The Company intends to target exclusive villas, penthouses, private islands, chalets, estates, and other ultra-luxury properties that satisfy its standards, and may experience delays in identifying properties that meet its desired criteria or negotiating acceptable acquisition terms. Such delays could postpone the Company's expansion into targeted markets, increase acquisition or development costs, delay the commencement of operations at particular properties, and negatively impact the Company's anticipated growth and financial performance.

Our Success Will Depend Upon Our Ability to Operate Real Estate Assets on Advantageous Terms, and Such Properties May Not Perform as We Expect.
The Company's success will depend, in part, upon its ability to operate its real estate assets in a manner that generates sufficient revenue to offset the costs associated with owning, maintaining and operating such properties. The Company may incur significant ongoing expenses associated with its properties, including maintenance, repairs, utilities, insurance, property taxes, staffing, amenities and other operating costs, and such expenses may exceed the Company's estimates.

In addition, the Company cannot assure Investors that its acquired or managed properties will achieve anticipated occupancy levels, rental rates, or revenues. If a property experiences lower-than-anticipated demand, increased operating expenses, or otherwise fails to perform as expected, the Company may be required to fund operating shortfalls from other available capital, which could materially adversely affect the Company's business, financial condition and results of operations.

The Manager Retains Unilateral Discretion to Incur Substantial Project-Level Debt Without Investor Approval, Exposing Participants to a Complete Loss of Invested Capital.
Because all Class B Units issued under this offering rank strictly subordinate to secured indebtedness, any default or subsequent foreclosure by third-party or affiliate lenders will extinguish the Company's equity position. Such a foreclosure event will result in the immediate and total forfeiture of your entire investment. Furthermore, since debt service obligations maintain absolute priority over equity claims, the utilization of high leverage may permanently preclude the Company from making cash distributions to Class B Members.

Environmentally Hazardous Property.
Under various federal, city and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of non-compliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the acquisition and ownership of any properties acquired by the Company, the Company may be potentially liable for such costs. The cost of defending against claims of liability, complying with environmental regulatory requirements, and/or remediation of hazardous or toxic substances on, under or in such property could materially adversely affect the business, assets and results of operations of the Company.

Risks Related to the Offering

The Proceeds from This Offering Will Not Be Sufficient to Fully Implement Our Business Plan, and We Will Require Additional Capital.
The Company is seeking a maximum of $1,235,000 in this Offering, which represents only the initial phase of the Company's broader business plan. The Company expects to require substantial additional capital to further develop its technology platform, expand its portfolio of ultra-luxury properties, purchase vehicles in its luxury vehicle fleet, develop its in-house hospitality services, and expand into additional markets. The Company intends to seek additional financing through subsequent securities offerings or other financing alternatives; however, there can be no assurance that such financing will be available when needed or on acceptable terms. If the Company is unable to raise sufficient additional capital, it may be required to delay, reduce or abandon portions of its business plan, which could materially adversely affect the Company's business, financial condition and prospects.

The Company Has the Right to Extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company May Also End the Offering Early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company Has the Right to Conduct Multiple Closings During the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the Proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors Will Not Be Entitled to Any Inspection or Information Rights Other Than Those Required by Law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and/or monthly progress reports, among other things.

Investors Will Make Their Investment Through a Special Purpose Vehicle Rather Than Directly in the Company.
Investors in this Offering will make their investment through TSK SPV, LLC (the "**Co-Issuer**" or "**SPV**"), which was formed solely to facilitate investments in the Company through this Offering and has no separate business purpose. The SPV will invest the proceeds of the Offering in corresponding Class B Units of the Company and will maintain a one-to-one relationship between the number, denomination, type, and rights of the Class B Units it holds and the interests issued by the SPV to Investors. Although the SPV structure is intended to provide Investors with the same economic exposure, voting power, ability to assert state and federal law rights, and disclosures as if they had invested directly in the Company, Investors will hold their investment through an additional legal entity. The administration and operation of the SPV will therefore require compliance with its governing documents and applicable legal and regulatory requirements. Any failure to properly administer the SPV or maintain the required relationship between the SPV interests and the underlying Class B Units could result in additional costs, administrative complications, or disputes that could adversely affect Investors.

The Founding Manager Has the Right to Require Investors to Participate in Certain Sale or Other Change-of-Control Transactions.
The Founding Manager has the right to require the Company's Members, including holders of Class B Units, to participate in certain transactions approved by the Founding Manager, including an asset sale, merger, REIT roll-up, corporate acquisition, or other transaction covered by the drag-along provisions set forth in the Operating Agreement. Accordingly, an Investor may be required to sell, exchange, transfer, or otherwise dispose of all or a portion of their Class B Units in connection with such a transaction, even if the Investor does not approve of the transaction, its timing, the consideration to be received, or the other terms and conditions thereof. Investors will have no ability to prevent a transaction properly approved and implemented pursuant to these drag-along provisions merely because they disagree with the Founding Manager's determination that the transaction is in the best interests of the Company. As a result, Investors may be required to relinquish their Class B Units at a time or on terms they would not independently choose and should not invest with the expectation that they will have the ability to independently determine whether or when to participate in a future sale or other change-of-control transaction.

The Founding Manager Has Broad Authority to Restructure or Re-Domicile the Company Without Investor Approval.
Pursuant to the Company's Operating Agreement, the Founding Manager has broad authority, in the Founding Manager's sole discretion and without the approval of the other Members or Investors, to re-domicile, convert,

merge, or otherwise restructure the Company, including through a conversion into a corporation, re-domiciliation as a Delaware limited liability company, formation of or participation in an UPREIT structure, or reorganization under a holding company or similar entity in connection with future institutional financing or other transactions. Any such restructuring could materially alter the Company's organizational structure and may result in Investors receiving interests in a different entity or different form of equity than the Class B Units originally purchased. Such a transaction could also affect Investors' governance rights, economic rights, tax treatment, liquidity and other attributes of their investment in the Company. Investors will not have the right to approve or prevent a restructuring properly undertaken pursuant to the Founding Manager's authority merely because they disagree with the transaction or its effects on their investment. Accordingly, Investors should be prepared for the nature and structure of their investment in the Company to change without their consent.

A Future Restructuring of the Company into a REIT Could Subject the Company and Investors to Additional Risks.
If the Company is restructured into, or becomes part of, a real estate investment trust ("**REIT**"), the Company would become subject to additional tax, organizational, operational, distribution, and regulatory requirements applicable to REITs. Failure to satisfy the requirements necessary to qualify or maintain qualification as a REIT could result in adverse tax consequences and materially reduce funds available for operations or distributions to Investors. In addition, compliance with REIT requirements could limit the Company's flexibility in operating its business, structuring investments, raising capital and/or determining when and whether to make distributions.

There Is No Guarantee of a Return on an Investor's Investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There Is Currently No Trading Market for Our Securities. An Active Market in Which Investors Can Resell Their Class B Units May Not Develop.
There is currently no public or private trading market for the Class B Units, and the Company does not anticipate that an active market will develop in the foreseeable future. As a result, Investors may be unable to resell their Class B Units and should be prepared to hold their investment for an indefinite period. Even if a market does develop, there can be no assurance that Investors will be able to sell their Class B Units at or above the price paid in this Offering, or at all.

There May Be State Law Restrictions on an Investor's Ability to Sell the Class B Units.
Each state has its own securities laws, often referred to as "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration, and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there generally must be a registration in place covering the transaction or an applicable exemption from registration. We do not know whether our securities will be registered, or qualify for an exemption, under the laws of any particular state. A determination regarding registration may be made by broker-dealers, if any, who agree to facilitate transactions in our Class B Units. There may be significant state blue sky law restrictions on the ability of Investors to sell, and purchasers to buy, our Class B Units. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their Class B Units, or may be unable to resell them without the significant expense associated with state registration or qualification.

The U.S. Securities and Exchange Commission Does Not Pass Upon the Merits of the Securities or the Terms of the Offering, Nor Does It Pass Upon the Accuracy or Completeness of Any Offering Document or Literature.
You should not rely on the fact that this Form C is filed with and accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval or endorsement of the securities or the Offering, or

as a determination that the Company has complied with applicable securities laws. The U.S. Securities and Exchange Commission has not approved or disapproved the securities or passed upon the merits of the Offering, nor has it passed upon the accuracy or completeness of this Form C or any other document or literature related to the Offering.

Neither the Offering nor the Class B Units Have Been Registered Under Federal or State Securities Laws.
No governmental agency has reviewed or passed upon this Offering or the Class B Units. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive all of the benefits or protections that may be available in a registered securities offering, which may include access to more extensive periodic financial and other disclosures. Investors must therefore assess the adequacy of the disclosures and the fairness of the terms of this Offering based upon the information provided in this Form C and the accompanying exhibits.

The Class B Units Will Not Be Freely Tradable Under the Securities Act Until One Year from the Initial Purchase Date.
Although the Class B Units may become transferable under federal securities law after the applicable restriction period, state securities laws and other transfer restrictions may continue to apply, and each Investor should consult with their own legal counsel regarding any proposed transfer. Investors should be aware of the long-term nature of this investment. There is currently no public market for the Class B Units, and one may never develop. Because the Class B Units have not been registered under the Securities Act or the securities laws of any state or foreign jurisdiction, the Class B Units are subject to transfer restrictions and generally cannot be resold during the one-year period following their initial purchase except as permitted pursuant to Rule 501 of Regulation CF. It is not currently contemplated that the Class B Units will be registered under the Securities Act or other applicable securities laws. Limitations on the transfer of the Class B Units may adversely affect the price, if any, that an Investor may be able to obtain in a private sale. Each Investor in this Offering will be required to represent that they are purchasing the Class B Units for their own account, for investment purposes, and not with a view to resale or distribution thereof.

A Majority of the Company is Owned By A Small Number of Owners.
Prior to the Offering, one individual beneficially owns 80% of outstanding Class A Units of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Class A Units that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors Purchasing the Class B Units in this Offering May Be Significantly Diluted as a Consequence of Subsequent Financings.
The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors and, as a consequence, holders of Class B Units will be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available

from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Class B Units.

There Is No Present Market for the Class B Units and We Have Arbitrarily Set the Price.
The Offering price was not established in a competitive market. The Company has determined the price of the Class B Units based upon its assessment of the Company's business, anticipated growth, future prospects and other relevant factors. The Offering price should not be considered an indication of the actual or future value of the Class B Units and is not based upon the Company's net worth, historical earnings or an established market price. There can be no assurance that the Class B Units will maintain their value or that Investors will be able to resell the Class B Units at the Offering price or at any other price.

We Arbitrarily Determined the Price of the Securities and Such Price Which May Not Reflect the Actual Market Price for the Securities.
The Offering of Securities at $10.00 per Class B Unit by us was determined arbitrarily. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

OFFERING AND THE SECURITIES

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit B. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The Company is currently seeking to raise funding of up to $1,235,000.00 through the sale of up to 123,500 Class B Units, based on a valuation of $100,000,000.00. The purpose of this Offering is to cover technology platform and portal engineering, produce high-net-worth marketing and launch campaigns, cover professional fees and expenses, and reserve operational working capital. See "Use of Proceeds" section for more information.

Minimum Target Offering Amount	$15,000
Name of Securities	Class B Units
Total Amount of Securities Outstanding After Offering (if Target Offering Amount Met)	1,500 Class B Units
Maximum Offering Amount	$1,235,000

Total Amount of Securities Outstanding After Offering (if Maximum Offering Amount Met)	123,500 Class B Units
Price Per Interest	$10.00
Minimum Individual Investment	$1,000
Maximum Individual Investment	Unlimited (subject to Regulation CF limits)
Offering Deadline	September 7, 2027
Use of Proceeds	See the section entitled "Use of Proceeds" on page 52 hereof
Voting Rights	Class B Units have no voting rights.

Co-Issuer

This Offering has the following co-issuer(s): TSK SPV, LLC (the "**Co-Issuer**"), located at 8 The Green, Suite A, Dover, DE 19901, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2026. There is no website for the Co-Issuer, but the information with respect to the Co-Issuer shall be hosted on the website of the Company at http://thesovereignkingdom.com, or for the Offering at http://owntsk.com.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Units of the Company.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Encore Bank ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close. Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $15,000.00, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $1,235,000.00 will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount may be found at **http://owntsk.com.**

Intermediary Information

The Intermediary for the Company is ICON Capital Group, LLC ("ICON" or "Intermediary"), a Texas limited liability company registered on October 4, 2022. The SEC registration number of the Intermediary is 008-18148 and the Central Registration Depository (CRD) number is 000004029.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

OWNERSHIP AND CAPITAL STRUCTURE

Principal Holders of Outstanding Securities

Name of Holder	Class of Interests	Percentage (%) of Interests Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
K. Derhem	Class A Units	80%	80%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have any outstanding Options, SAFEs, or Warrants. The items below reflect all outstanding commitments prior to the Offering:

As of the date of this Form C, the Founder holds a baseline ownership stake of 80.0% on a fully diluted basis, currently represented by 100% of the Company's issued and outstanding Units. Pursuant to the terms of the Amended Founder Agreement, these Units carry specific protective provisions, anti-dilution mechanisms, and/or enhanced voting rights designed to maintain this baseline economic and/or voting threshold relative to the Company's current capitalization structure.

The Company entered into a Note Purchase Agreement with SJP-ALP Family Limited Partnership pursuant to which the Holder purchased $120,000 in aggregate principal amount of 12% Convertible Notes ($20,000 on December 31, 2025 and $100,000 on January 31, 2026). The December 31, 2026 maturity date requires a written demand by holder and interest is capped at 30 months. The Notes represent an outstanding debt obligation convertibly exercisable into up to 1,800 Class A Units (18.0% fully diluted baseline floor). The Class A Units listed herein represent an equity reservation reserved exclusively for potential future conversion and do not reflect or establish a priced equity valuation of the Company.

The Company has granted a combined 2.0% of fully diluted equity interests to two strategic advisors. These grants are subject to a recalibration provision. If subsequent issuances cause the total non-founder equity to exceed the Company's established non-founder ceiling, the advisors' total allocation will be adjusted downward to maintain compliance with that ceiling. Advisory Board Members (Marshall Horowitz and Marc Meir) hold 100 restricted Class A Units each (1.0% each/2.0 % baseline), issued subject to standard 4-year vesting schedule (1/48th per month with a 6-month cliff) and forfeiture pursuant to their executed Advisory Board Agreements.

The Offering

The Company is offering Class B Units in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by September 7, 2027 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

As of the date of this Form C, the Company has 10,000 total Class A Units issued and outstanding. The following sets forth the ownership of the Issuer's outstanding equity interests by holder classification:

- **Founder:** 8,000 Class A Units (80.0% total interest)
- **Convertible Note Investor / Advisor:** 1,800 Class A Units (18.0% total interest)
- **Advisory Grant Holders (2 individuals, each holding 1%):** 200 Class A Units (2.0% total interest)

Zero (0) Class B Units have been issued.

The Company is offering 123,500 Class B Units at $10.00 per Class B Unit (the "**Securities**") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 123,500 Class B Units issued in the Company with the Membership Interests sold through this Offering equaling 100% ownership of issued Class B Units in the Company post-closing. The Membership Interests sold are Class B Units that do not have standard voting rights within the Company.

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit B (along with all attachments and exhibits thereto), and the Co-Issuer's Operating Agreement in Exhibit C, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a member of the Company. The Co-Issuer is purchasing the following Securities:

Securities: Class B Units
Minimum Investment Amount: $1,000.00
Offering Minimum: $15,000
Offering Maximum: $1,235,000
Purchase Price Per Unit of Security Offered: $10.00

Offering Deadline: September 7, 2027

The Securities have no voting rights (with regard to actions by the Co-Issuer or the Company's Class B Units being held by the Co-Issuer). The rights of the Class B Units may be changed by an amendment to the Company's Operating Agreement.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement ("**TSK SPV Operating Agreement**"), the primary Company document governing voting and the rights of the Securities is the Company's Amended and Restated Operating Agreement (the "**TSK Agreement**") attached as Exhibit D. All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the TSK Agreement and the TSK SPV Operating Agreement, which is each attached as an Exhibit C to this Form C.

Description of Securities of the Company

General

The Company is offering up to $1,235,000 and a minimum of $15,000 worth of its Class B Units. The investment will be made through the Co-Issuer, TSK SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $15,000 by September 7, 2027. Unless the Company raises at least the Target Offering Amount of $15,000 under the Regulation CF offering by September 7, 2027, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to September 7, 2027, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,235,000 Maximum Offering Amount.

The minimum investment per investor is $1,000.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Units. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Units as if they had invested directly with the Company.

Class B Units

Class B Units are being offered through this Offering. Except as otherwise required by applicable state law or expressly provided in the Company's Limited Liability Company Operating Agreement, holders of Class B Units have no voting rights or input on the day-to-day management, operations, or governance of the Company.

Holders of Class B Units are entitled to one (1) vote per Unit solely on the following specific matters:

(a) amending the Articles of Organization of the Company or making substantive amendments to the Operating Agreement;
(b) authorizing an act that is not in the ordinary course of the business of the Company;

(c) election or removal of a Manager; and
(d) voting of Events of Dissolution.

Class A Units

Class A Unit holders have voting rights. Class A Units are not being offered through this Offering. Holders of Class A Units are entitled to ten (10) votes per Unit

Distributions

All distributions, if any, made to Class B Members will be from Available Funds and in amounts and at times that are at the sole discretion of Manager.

Available Funds determined by the Manager to be distributed to Members shall be allocated and distributed as follows:

- First, one hundred percent (100%) of Available Funds shall be paid to Class B Members until they receive an amount equal to a prorated, non-compounded per annum IRR of eight percent (8.0%) on their respective Capital Contribution (the "Preferred Return").
- Second, after the Class B Members have received their Preferred Return for the specific year in its totality, eighty percent (80%) of Available Funds shall be paid to the Class B Members as a return of Capital Contributions, with the remaining twenty percent (20%) of the Available Funds to be paid to the Class A Members as the Incentive Allocation.
- Lastly, after all Capital Contributions have been returned to Class B Members through Available Funds and their respective Unrecovered Capital Contribution account balances are zero, all remaining Available Funds shall be distributed to the Members pro-rata in accordance with their respective Percentage Interests for the remaining life of the Company, payable in such amounts and at such times as determined by the Manager in its sole discretion.

What It Means To Be A Minority Holder

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Class B Units being offered are strictly non-voting securities. All governance, operational, and structural authority is concentrated solely in the Founding Manager. Under the Issuer's Operating Agreement, the Founding Manager has granted itself extraordinary unilateral powers that materially limit, qualify, and control investor rights, including:

- **Broad Unilateral Amendment Authority:** The Founding Manager possesses the absolute authority to amend the Operating Agreement at any time without requiring a vote or approval from any Class A or Class B Members. This power is explicitly granted for administrative updates, operational restructurings, tax optimizations, SEC and regulatory compliance mandates, SPV/REIT structural adjustments, and capital raising optimization matters.

- **Unilateral REIT & SPV Conversions:** As part of this amendment and operational authority, the Fouding Manager can unilaterally alter the corporate structure of the company, transition it into a Real Estate Investment Trust (REIT), or utilize Special Purpose Vehicles (SPVs) without investor consent. This could alter your tax reporting structure (e.g., transitioning from Form K-1 to Form 1099-DIV) or change the nature of your underlying security holdings.

- **Unilateral Drag-Along Rights:** If the Founding Manager approves a Major Transaction (such as an asset sale, merger, corporate acquisition, or REIT roll-up), the Founding Manager can invoke "drag-along" rights. This contractually compels all Class B investors to participate in the sale or transaction on the terms approved solely by the Manager, completely bypassing any investor vote. Investors have also waived all statutory appraisal and dissenters' rights under Wyoming law.

While the Operating Agreement requires that any transaction, amendment, or restructuring respect the core economic waterfall priority of the Class B Units' 8% Preferred Return, Investors will have no voice, vote, or veto power regarding the management, compliance adjustments, capitalization changes, or ultimate exit strategy of the Company.

The Class B Units do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor’s stake in the Company could be diluted due to the Company issuing additional membership interests or other convertible securities to other parties. In other words, when the Company issues more units, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of units outstanding could result from an offering, such as an initial public offering, another crowdfunding round, a venture capital round or angel investment. If the Company decides to issue more interests, an investor could experience value dilution, with each interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

As a result of purchasing Securities in this Offering, the Investors in the Co-Issuer will indirectly have limited voting or control over any corporate matters of the Company

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

Because the Investors in this Offering do not control the day-to-day operations of the Company, the principal executives and officers of the Company may make decisions that the Investors do not approve of or that harm the interests of the Investors.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

The offering price and terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company’s book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Other Material Terms

The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company currently has no transactions with related persons.

Conflicts of Interest

Ms. K. Derhem, as Founder and Founding Manager of the Company, may receive compensation for services rendered to the Company pursuant to the "Compensation of the Manager" set forth herein. The Founding Manager shall have the discretion to engage such compensation to provide services in connection with the development, operation, commercialization, and ongoing management of the Company's business activities.

Ms. K. Derhem, as Founder and Founding Manager of the Company, shall maintain a fixed ownership interest of no less than eighty percent (80%) of the fully diluted capitalization of the Company. If the Company issues units, notes, or options to any third party, the Company shall, adhering to anti-dilution provisions, immediately issue to Founder a top-up amount to retain the eighty percent (80%) fully diluted baseline.

The concentration of absolute, unilateral authority in the Founding Manager—spanning structural conversions, regulatory compliance, and capital allocation—combined with indefinite tenure and unconditioned drag-along rights, creates an inherent and irreconcilable conflict of interest. This governance structure effectively subordinates the fiduciary duties owed to minority investors to the unchecked discretion of a single individual, eliminating standard corporate checks and balances.

Pursuant to the Operating Agreement, the Manager may engage in other business ventures and investments of any nature, whether or not such activities are competitive with, complementary to, or otherwise related to the Company's business. Neither the Company nor any Member shall have any rights to participate in, or receive any interest in, such independent activities, or in the income or profits derived therefrom.

Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Delivery of Securities
The Company will complete the transaction and deliver the Class B Units to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

INDEBTEDNESS

The Company does not currently have debt.

PREVIOUS EXEMPT OFFERINGS

Yes, the Company has engaged prior investors and strategic parties through unregistered private placements within the past three (3) years, which must be disclosed pursuant to Regulation Crowdfunding requirements:

- Convertible Notes: On December 31, 2025 and January 31, 2026, the Company entered into a Note Purchase Agreement with SJP-ALP Family Limited Partnership pursuant to which the holder committed to purchase up to $120,000 in aggregate principal amount of 12% Convertible Notes. These notes bear interest at 12% per annum, mature on December 31, 2026 (upon written demand), and are convertible into equity interests of the Company under the terms set forth in the agreement. The December 31, 2026 maturity date requires a written demand by holder and interest is capped at 30 months. The Convertible Notes represent an outstanding debt obligation convertibly exercisable into up to 1,800 Class A Units (18.0% fully diluted baseline floor).

- Advisory Equity Grants: The Company has granted equity commitments representing a combined 2.0% of fully diluted equity interests to key strategic Advisory Board Members for professional advisory services rendered. The 2.0% advisory grant pool is split equally between Marshall Horowitz (1.0%) and Marc Meir (1.0%). While Stevan Pardo also serves on the Advisory Board, his equity commitment is structured separately under the 1,800 Class A unit reservation floor (18% fully diluted floor) via the $120,000 Convertible Note held by SJP-ALP Family LP stated above.

- Exemption Relied Upon: All of the foregoing securities were issued and sold in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933 and/or Rule 506(b) of Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering, without the use of any general solicitation or advertising.

Does the Company have operating history: ☒ Yes ☐ No

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

The Company's first 12 months plan of operations will be deployed directly to execute Phase One of our business plan, ensuring rigorous operational readiness, technology infrastructure deployment, and market penetration across our luxury portfolio, starting as soon as the Minimum Investment Amount is reached.

The amounts that we actually spend for any specific purpose may vary significantly, and will depend on a number of factors including, but not limited to, the pace of progress of our commercialization and development efforts, actual needs with respect to property selection due diligence efforts, market conditions, and changes in or revisions to our marketing strategies, as well as any legal or regulatory changes which may ensue. We will have significant discretion in the use of any net proceeds. Investors will be relying on the judgment of our Manager regarding the application of the proceeds.

Cash and Cash Equivalents
The Company is an early-stage enterprise with limited historical operations. For the most recent fiscal year-end (2025), the Company recorded total assets of $85, zero revenues, and a net loss of ($398), which was primarily driven by basic administrative and organizational overhead. There have been no unusual or infrequent events, material operational disruptions, or extraordinary items affecting historical income.

Liquidity and Capital Resources
As of the most recent fiscal year-end, the Company held cash and cash equivalents of $85. The Company currently has no outstanding debt and no material commitments for capital expenditures outside of the professional, legal, and administrative costs associated with preparing and executing this Regulation Crowdfunding offering.

The Company’s liquidity will be materially increased upon the successful closing of this Offering, which seeks a Target Offering Amount of $15,000 and a Maximum Offering Amount of $1,235,000. These proceeds will provide the necessary working capital to fund our initial milestones, specifically allocated across technology platform development (25%) and marketing and user acquisition (40%).

Trends and Uncertainties
Looking forward, our business model is positioned to capitalize on macro-level trends in the luxury travel and wealth sectors. Specifically, according to the Altrata World Ultra Wealth Report 2026, the global ultra-high-net-worth (UHNW) population reached 556,850 at year-end 2025, representing a 14.4% annual growth rate with a combined net worth of $63.8 trillion[4]. Concurrently, industry demand continues to shift decisively toward

[4] *Source*: https://info.altrata.com/world_ultra_wealth_report_2026

experiential luxury and privacy. Our ability to successfully capitalize on these trends depends upon the successful completion of this Offering and the subsequent execution of our phased commercialization plan.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees[1]	8.0%	$1,200	8.0%	$98,800
Technology Platform & Portal Development	0%	$0	25.0%	$308,750
Marketing, User Acquisition & Launch Campaign	92%	$13,800	40.0%	$494,000
Legal, Accounting, Compliance & Escrow	0%	$0	14.0%	$172,900
Operational Reserve & Working Capital	0%	$0	13.0%	$160,550
Total	100%	$15,000	100%	$1,235,000[2]

[1]ICON Capital Group, LLC will receive two percent (2%) of the aggregate gross proceeds raised in the Offering. ICON Capital Group is also entitled to an additional six percent (6%) commission on amounts raised as a result of ICON Capital Group's direct introductions and introductory efforts.

[2]This Offering represents the initial stage of our broader capital-raising strategy. We anticipate conducting subsequent exempt offerings, including a potential Regulation Crowdfunding (Reg CF) expansion up to our statutory maximum of $5M, and ultimately a Regulation A+ (Reg A+) offering of up to $20M to fund long-term uses.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any items incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any items incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any items incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

LIST OF EXHIBITS

EXHIBITS

Exhibit A:	Financial Statements
Exhibit B:	Subscription Agreement between Co-Issuer and Investor
Exhibit C:	Co-Issuer Operating Agreement
Exhibit D:	Amended and Restated Operating Agreement of the Company
Exhibit E:	Articles of Organization of the Co-Issuer
Exhibit F:	Articles of Organization of the Company
Exhibit G:	Form of Subscription Agreement between Co-Issuer and Issuer
Exhibit H:	Investor Website

EXHIBIT A: FINANCIAL STATEMENTS

TSK SPV, LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED JUNE 17, 2026

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
TSK SPV, LLC
Sheridan, Wyoming

We have reviewed the accompanying financial statements of TSK SPV, LLC (the "Company,"), which comprise the balance sheet as of June 17, 2026, and the related statements of operations, member's equity, and cash flows for the one day ended June 17, 2026, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company lacks significant working capital and has only recently formed. The Company has stated that these conditions raise substantial doubt about its ability to continue as a going concern. Management's evaluation of these conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SetApart Accountancy Corp.

August 18, 2026
Calabasas, CA 91302

As of Inception	**June 17, 2026**
(USD)	
ASSETS	
Current Assets:	
Cash	$ -
Total Current Assets	**-**
TOTAL ASSETS	**$ -**
LIABILITIES AND MEMBERS' EQUITY	
Total Liabilities	$ -
MEMBER'S EQUITY	
Members' Equity	-
Total Members' Equity	**-**
Total Liabilities and Members' Equity	**$ -**

See accompanying notes to financial statements.

For the one day ended		**June 17, 2026**
(USD)		
Net Revenue	$	-
Cost Of Goods Sold		-
Gross Profit/(Loss)		**-**
Operating Expenses		
General and Administrative		-
Total Operating Expenses		**-**
Operating Income/(Loss)		**-**
Interest Expense		-
Other Loss/(Income)		-
Income/(Loss) Before Provision For Income Taxes		**-**
Provision/(Benefit) For Income Taxes		-
Net Income/(Loss)	**$**	**-**

See accompanying notes to financial statements.

(USD)	Member's Equity	
Inception Date- June 17, 2026	**$**	**-**
Net income/(loss)		-
Balance— June 17, 2026	**$**	**-**

See accompanying notes to financial statements.

TSK SPV, LLC
STATEMENT OF CASH FLOWS
(UNAUDITED)

For the one day ended		**June 17, 2026**
(USD)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$	-
Net Cash Provided By /(Used In) Operating Activities		**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Provided By /(Used In) Investing Activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Net Cash Provided By /(Used In) Financing Activities		-
Change In Cash		**-**
Cash—Beginning Of The Day		-
Cash—End Of The Day	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid For Interest	**$**	**-**
Cash Paid for Tax		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

TSK SPV, LLC was incorporated on June 17, 2026, in the state of Delaware. The financial statements of TSK SPV, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sheridan, Wyoming.

TSK SPV, LLC is formed solely to participate in this crowdfunding offering. It has no independent operations and serves only as a pass-through vehicle for investors to indirectly invest in The Sovereign Kingdom LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes; therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements are issued.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Loans to related parties are recognized as assets when the Company advances funds or records receivables under non-cash transactions. Such loans are assessed for collectability on a periodic basis and are classified as current or noncurrent assets depending on the repayment terms and expected timing of collection.

3. MEMBERS' EQUITY

As of June 17, 2026, no units were issued and outstanding.

4. RELATED PARTY

There were no related party transactions during for the one day ended June 17, 2026.

5. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 17, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. GOING CONCERN

The Company lacks significant working capital and has only recently formed. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that no events or transactions have occurred that would require adjustment to or disclosure in the financial statements.

THE SOVEREIGN KINGDOM LLC

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
The Sovereign Kingdom LLC
Sheridan, Wyoming

We have reviewed the accompanying financial statements of The Sovereign Kingdom LLC (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, members' equity, and cash flows for the years ended December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

June 5, 2026
Calabasas, CA 91302

THE SOVEREIGN KINGDOM LLC

BALANCE SHEETS

(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	85	$	41
Total Current Assets		**85**		**41**
Total Assets	**$**	**85**	**$**	**41**
LIABILITIES AND MEMBERS' EQUITY				
Total Liabilities		**-**		**-**
MEMBERS' EQUITY				
Members' Equity		85		41
Total Members' Equity		**85**		**41**
Total Liabilities and Members' Equity	**$**	**85**	**$**	**41**

See accompanying notes to financial statements.

THE SOVEREIGN KINGDOM LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	398	-
Total Operating Expenses	**398**	**-**
Operating Loss	**(398)**	**-**
Interest Expense	-	-
Other Loss/(Income)	-	-
Loss Before Provision for Income Taxes	**(398)**	**-**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (398)**	**$ -**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2023	**$**	**-**
Members' Contribution		1,425
Members' Draw		(1,384)
Net income/(loss)		0
Balance—December 31, 2024	**$**	**41**
Members' Contribution		1,700
Members' Draw		(1,258)
Net Loss		(398)
Balance—December 31, 2025	**$**	**85**

See accompanying notes to financial statements.

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (398)	$ -
Net Cash Used In Operating Activities	**(398)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Members' Contribution	1,700	1,425
Members' Draw	(1,258)	(1,384)
Net Cash Provided by Financing Activities	**442**	**41**
Change in Cash	**44**	**41**
Cash —Beginning of The Year	41	-
Cash—End of The Year	**$ 85**	**$ 41**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

The Sovereign Kingdom LLC was formed on October 29, 2020, in the state of Wyoming. The financial statements of The Sovereign Kingdom LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sheridan, Wyoming.

The Sovereign Kingdom LLC is a luxury hospitality and travel company focused on providing ultra-high-net-worth individuals with curated lodging experiences in exclusive destinations worldwide. The Company combines a portfolio of luxury vacation homes with personalized concierge, lifestyle, and travel services delivered through a technology-enabled platform. Its business model includes luxury accommodations, ancillary guest services, and membership-based offerings designed to provide highly customized and culturally immersive travel experiences.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

As of December 31, 2025 and 2024, the Company had not commenced revenue-generating operations and had not entered into any contracts with customers.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> ***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
>
> ***Level 2*** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
>
> ***Level 3*** — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including member or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. EQUITY AND CAPITALIZATION

The following table summarizes the units outstanding as of December 31, 2025:

As of December 31, 2025

Member's name	Ownership percentage
K. DERHEM	100.0%
TOTAL	**100.0%**

The Company is a manager-managed limited liability company organized under the laws of the State of Wyoming. As of December 31, 2025, the Company had one Member, K. Derhem, who held a 100% membership interest in the Company. The Company is managed by its Manager, who has the exclusive authority to control and manage the Company's operations and affairs.

Profits and losses are allocated to the Member in proportion to the Member's ownership interest. Distributions, when declared, are made at the discretion of the Manager based on available funds and are generally allocated in accordance with the Member's ownership interest. The Operating Agreement contains restrictions on the transfer of membership interests and provides procedures for the admission of additional members, withdrawal of members, and dissolution of the Company.

4. INCOME TAXES

The Company is organized as a limited liability company and is treated as a partnership for U.S. federal and state income tax purposes. As such, the Company is generally not subject to federal income taxes. Instead, the Company's taxable income or loss is passed through to its members and is reported on the members' individual income tax returns.

Accordingly, no provision for federal or state income taxes has been recorded in the accompanying financial statements.

The Company evaluates uncertain tax positions in accordance with accounting guidance for income taxes. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination by the relevant taxing authorities. Management has evaluated the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require recognition or disclosure in the financial statements.

The Company's tax returns are subject to examination by federal and state taxing authorities generally for a period of three years from the date the returns are filed. As of December 31, 2025, the Company had no examinations in progress.

5. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. RELATED PARTY TRANSACTIONS

There are no related party transactions as of and for the years ended December 31, 2025 and 2024

7. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

As of December 31, 2025, the Company was in the development stage and had not yet commenced revenue-generating operations. The Company reported a net loss of approximately $398 for the year ended December 31, 2025 and had cash of approximately $85 at year end. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

Management plans to address these conditions through a combination of raising additional capital, generating revenue from operations, and managing operating expenses. However, there can be no assurance that these plans will be successful.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

8. SUBSEQUENT EVENTS

On December 31, 2025, the Company entered into a Note Purchase Agreement with SJP-ALP Family Limited Partnership pursuant to which the Holder committed to purchase up to $120,000 in aggregate principal amount of 12% Convertible Notes ($20,000 on December 31, 2025 and $100,000 on January 31, 2026). As funds are disbursed directly to designated vendors upon invoicing, no amounts had been drawn down as of the date of these financial statements. The Notes bear interest at 12% per annum, capped at 30 months from issuance,

mature on December 31, 2026, and are convertible into 18% of the fully diluted equity interests of the Company based on a post-money valuation of $666,667. On February 21, 2026, the parties executed an addendum to the agreement which, among other things, confirmed that repayment at maturity is triggered only upon written demand of the Holder.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.

EXHIBIT B: SUBSCRIPTION AGREEMENT BETWEEN CO-ISSUER AND INVESTOR

TSK SPV, LLC

a Delaware limited liability company

Up to 123,500 Membership Interests ("Units")

(Target Offering: 1,500 Units)

REGULATION CF SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH A FORM C OFFERING STATEMENT (THE "**OFFERING STATEMENT**") HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "**SEC**"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THIS SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBERS IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ICON CAPITAL GROUP, LLC (THE "**INTERMEDIARY**"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY THE SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THIS SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE

INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT(S) AND OTHER PROFESSIONAL ADVISOR(S) AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT, IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER, TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: TSK SPV, LLC
8 The Green, Suite A
Dover, Delaware 19901

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned (the "**Subscriber**") hereby subscribes for and agrees to purchase Membership Interests (the "**Units**"), of **TSK SPV, LLC**, a Delaware limited liability company (the "**Company**"), at a purchase price of **ten U.S. dollars ($10.00)** per Unit (the "**Per Unit Price**"), upon the terms and conditions set forth herein. The rights of the Units are as set forth in the Company's Operating Agreement and any description of the Units that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement (the "**Subscription Agreement**"), the Subscriber acknowledges that the Subscriber has received this Subscription Agreement, has received a copy of the Offering Statement of the Company filed with the SEC, and has received any other information required by the Subscriber to make an investment decision.

(c) This Subscription Agreement may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company in its sole discretion. In addition, the Company, in its sole discretion, may allocate to the Subscriber only a portion of the number of Units the Subscriber has subscribed for. The Company will notify the Subscriber whether this Subscription Agreement is accepted (whether in whole or in part) or if rejected. The Subscriber may cancel the Subscriber's investment commitment for any reason until forty-eight (48) hours prior to **any Closing Date that follows their execution of this Subscription Agreement**, as set forth in the Offering Materials and in accordance with Regulation CF (17 CFR § 227.304). If the Subscriber's subscription is rejected or cancelled, the Subscriber's payment (or portion thereof if partially rejected) will be returned to the Subscriber without interest and all of the Subscriber's obligations hereunder shall terminate.

(d) The aggregate number of Units sold shall not exceed one hundred twenty-three thousand five hundred (123,500) Units (the "**Oversubscription Offering**"). The Company may accept subscriptions until September 7, 2027 (the "**Termination Date**"). Providing that subscriptions for one thousand five hundred (1,500) Units are received (the "**Target Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(e) In the event of a rejection of this subscription in its entirety, or in the event the sale of the Units (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Units shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. The Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Units in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Units shall be received by Encore Bank (the "**Escrow Facilitator**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page included hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Units owned by undersigned reflected on the books and records of the Company and verified by KoreTransfer USA LLC, (the "**Transfer Agent**"), which books and records shall bear a notation that the Units were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to the Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Subscription Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has actual knowledge of such fact or other matter obtained in the course of such officer's duties with the Company.

(a) Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign limited liability company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Units. The issuance, sale and delivery of the Units in accordance with this Subscription Agreement has been duly authorized by all necessary company action on the part of the Company. The Units, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Units) are within the Company's powers and have been duly authorized by all necessary company action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies; and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of,

or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, the Subscriber (and, if the Subscriber is purchasing the Units subscribed for hereby in a fiduciary capacity, the person or persons for whom the Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on the Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of the Subscriber, enforceable in accordance with their terms, except: (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. The Subscriber understands that the Units have not been registered under the Securities Act. The Subscriber also understands that the Units are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon the Subscriber's representations contained in this Subscription Agreement. The Subscriber further acknowledges and agrees that any certificates or book-entry accounts representing the Units shall bear a restrictive legend substantially restricting their transfer in accordance with applicable federal and state securities laws.

(c) Illiquidity and Continued Economic Risk. The Subscriber acknowledges and agrees that there is no ready public market for the Units and that there is no guarantee that a market for their resale will ever exist. The Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Units on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Units. The Subscriber acknowledges that the Subscriber is able to bear the economic risk of losing the Subscriber's entire investment in the Units. The Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Units.

(d) Resales. The Subscriber agrees that during the one-year period beginning on the date on which it acquired Units pursuant to this Subscription Agreement, it shall not transfer such Units except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. The Subscriber represents that:

(i) The Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) The Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous twelve (12) months, does not exceed the greater of: (a) five percent (5%) of the greater of its annual income or net worth; or (b) $2,500; or

(iii) Both of the Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous twelve (12) months, does not exceed ten percent (10%) of the greater of its annual income or net worth, and does not exceed $124,000.

The Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f) Unitholder information. Within five (5) days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Unit holder (or potential Unit holder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **The Subscriber further agrees that in the event it transfers any Units, it will require the transferee of such Units to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. The Subscriber has read the Offering Statement in its entirety. The Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. The Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. The Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. The Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to the Subscriber, or to the Subscriber's advisors or representative(s), by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Units was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Units may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. The Subscriber maintains the Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Subscription Agreement including, but not limited to: (i) the legal requirements within the Subscriber's jurisdiction for the purchase of the Units; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Units. The Subscriber's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) No Additional or Separate Broker Dealer and/or Finders. The Subscriber represents and warrants that no broker, finder, intermediary, or other person (other than the Intermediary identified herein) is entitled to any commission, finder's fee, or other compensation in connection with this subscription based on any arrangement or agreement made by or on behalf of the Subscriber. The Subscriber agrees to indemnify and hold harmless the Company from any claims, losses, or liabilities arising out of a breach of this representation.

5. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Subscription Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, managers, members and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage, judgment, settlement and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal, and expenses reasonably incurred in investigating, preparing, defending against, or enforcing) any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS OF THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE AND NO OTHER PLACE, AND AGREES THAT ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS, WAIVES ANY DEFENSE OF *FORUM NON-CONVENIENS*, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. **NOTWITHSTANDING THE FOREGOING, THE PROVISIONS OF THIS SUBSECTION (A) SHALL NOT APPLY TO ANY SUITS, ACTIONS, OR PROCEEDINGS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.**

EACH OF THE SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND AT THE ADDRESS SPECIFIED IN SECTION 7 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED ORALLY, AND MAY ONLY BE MODIFIED BY AN EXPRESS WRITTEN AGREEMENT SIGNED BY BOTH PARTIES, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when: (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

TSK SPV, LLC
8 The Green, Suite A
Dover, Delaware 19901

If to a Subscriber, to: the Subscriber's address as shown on the signature page hereto.

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by the Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon the Subscriber and the Subscriber's heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and the Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement, the Operating Agreement, and the Offering Materials supersede all prior discussions and agreements between the parties with respect to the subject matter hereof and contain the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, 6, and 7, shall be binding upon the Subscriber and its transferees, heirs, successors and assigns (collectively, "**Transferees**"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company, in advance, an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of the Subscriber, and the terms of this Subscription Agreement.

(j) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Units shall be immediately subject to this Subscription Agreement, to the same extent that the Units, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Subscription Procedure. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the web-based platform of the Company at owntsk.com ("**Online Acceptance**"), confirms such Subscriber's information and his or her investment through the web-based platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that: (a) the Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Subscriber; (b) the Company's acceptance of the Subscriber's subscription through the web-based platform for the Company and the Subscriber's electronic signature hereto is the legal equivalent of the Subscriber's manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company; and (c) each

party’s execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party’s acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000.

(i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time,

other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

EXHIBIT C: CO-ISSUER OPERATING AGREEMENT

LIMITED LIABILITY COMPANY AGREEMENT
OF
TSK SPV, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of TSK SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of September 4, 2026 by and among the Company, The Sovereign Kingdom LLC (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by The Sovereign Kingdom LLC (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one- to-one relationship between the number, denomination, type and rights of the Securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the Limited Liability Company Agreement of the Company is hereby adopted to read in its entirety as agreed upon by the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01 Name. The name of the Company is TSK SPV, LLC.

Section 1.02 Principal Office. The principal office of the Company is located at 8 The Green, Suite A, Dover, DE 19901 or such other location as may from time to time be determined by the Manager.

Section 1.03 Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04 Purpose; Powers.

(a) The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b) If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05 Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06 Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer. It shall begin on January 1st and end on December 31st. The Manager may at any time elect a different fiscal year if permitted by the Code and applicable regulations of the United States Treasury.

Section 1.07 Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01 Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule.

Section 2.02 Capital Contributions; No Withdrawals.

(a) As of the date of this Agreement, the Company has authorized One Hundred Twenty-Three Thousand Five Hundred (123,500) Units for issuance. Except as otherwise provided herein, the Manager may increase or decrease the number of Units authorized by the Company.

(b) As of the date of this Agreement, there are issued and outstanding none of the Units, as the same shall be updated from time to time. Up to One Hundred Twenty-Three Thousand Five Hundred (123,500) Units are being made available for issuance through the Regulation Crowdfunding offering, and Members shall be admitted by the Company upon any closing of the Units.

(c) Each Member purchasing Units shall make payment of the Per Unit Price (as defined in the Subscription Agreement) to the Company in accordance with this Agreement and the terms and conditions of each such Member's respective Subscription Agreement. In connection with the making of such purchase price, each Member shall have executed and delivered such instruments and shall have taken such actions as the Manager shall deem necessary or desirable to effect such admission, including, without limitation, the execution of a Subscription Agreement and a signed counterpart of this Agreement, which shall be unconditional and binding on a person when submitted.

(d) The Manager is authorized to cause the Company to offer, sell and issue Units on an ongoing basis, and to admit Persons as Members, in one or more closings at such time(s) as the Manager may determine, except that the Manager may not cause the Company to offer, sell, or issue Units in the Company in a manner inconsistent with this Agreement or to any Person who has failed to execute

a Subscription Agreement or other document under which such Person has agreed to be bound by the provisions of this Agreement as a Member of the Company.

(e) An individual Capital Account shall be established and maintained by the Company for each Member in accordance with the applicable provisions of the Code and the Regulations as amended from time to time, including Regulation Section 1.704-1(b)(2)(iv). The Manager is authorized to modify the manner in which the Capital Accounts are maintained in accordance with the terms of this Agreement.

(f) No Member is required to make additional Capital Contributions to the Company.

(g) No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03 Admission of Additional Members.

(a) Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04 No Withdrawal; Death of Member.

(a) Except with the prior written consent of the Manager, which consent may be granted, withheld, conditioned, or delayed in the Manager's sole and absolute discretion, no Member may withdraw, resign, or retire as a Member of the Company prior to its dissolution and winding up. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b) The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05 Certification of Interests.

(a) The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b) Interests shall be reflected in the books and records of the Company as Units.

(c) If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06 Meetings.

(a) Place of Meetings. All meetings of the Members shall be held at any place within or without the State of Delaware that may be designated by the Manager. In the absence of such designation, Members’ meetings shall be held at the principal executive office of the Company.

(b) Meetings of Members. Annual meeting of Members shall not be required. Meetings of the Members for the purpose of taking any action permitted to be taken by the Members may be called by the Manager, or by Members entitled to cast not less than three-quarters of the votes at the meeting. Upon request in writing that a meeting of Members be called for any proper purpose, the Manager forthwith shall cause notice to be given to the Members entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than ten (10) nor more than sixty (60) days after receipt of the request. Except in special cases where other express provision is made by statute, written notice of such meetings shall be given to each Member entitled to vote not less than ten (10) nor more than sixty (60) days before the meeting. Such notices shall state:

(i) The place, date and hour of the meeting; and
(ii) Those matters which the Manager, at the time of the mailing of the notice, intends to present for action by the Members.

(c) Quorum. The presence at any meeting in person or by proxy of Members holding not less than a majority of the Interests of the class or classes entitled to vote at such meeting shall constitute a quorum for the transaction of business. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the votes required to constitute a quorum.

(d) Waiver of Notice. The actions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as if taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each

person entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting, or an approval of the minutes thereof. The waiver of notice, consent or approval need not specify either the business to be transacted or the purpose of any regular or special meeting of Members, except that if action is taken or proposed to be taken for approval of any of those matters specified in Section 3.02(b) and Section 9.01(b) of this Agreement, the waiver of notice, consent or approval shall state the general nature of such proposal. All such waivers, consents or approvals shall be filed with the Company's records and made a part of the minutes of the meeting. Attendance of a Member at a meeting shall also constitute a waiver of notice of and presence at such meeting, except when the Member objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice but not so included, if such objection is expressly made at the meeting.

(e) Action Without A Meeting. Any action which, under any provision of the Act, the Articles of Organization, or this Agreement, may be taken at a meeting of the Members, may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. All such consents shall be filed with the secretary of the Company and maintained in the Company's records. Notwithstanding the foregoing, any matter requiring unanimous approval pursuant to Section 3.02(b) and Section 9.01(b) may only be taken without a meeting via a single or counterpart written consent signed by one hundred percent (100%) of the Members entitled to vote. If a matter not subject to Section 3.02(b) or Section 9.01(b) is approved by less than unanimous written consent, prompt notice of the action taken shall be given to those voting Members who did not sign the written consent.

Any Member giving a written consent, or the Member's proxy-holders, or a personal representative of the Member or their respective proxy-holders, may revoke the consent by a writing received by the secretary prior to the time that written consents of the number of votes required to authorize the proposed action have been filed with the secretary, but may not do so thereafter. Such revocation is effective upon its receipt by the secretary or, if there shall be no person then holding such office, upon its receipt by any other officer or Manager of the Company.

Section 2.07 Co-Issuer Call Right.

(a) Conditional Trigger and Mandatory Entity-Level Execution. If at any time following its Effective Date, the Crowdfunding Issuer exercises its Class B Call Right pursuant to Section 3.15 of the Crowdfunding Issuer's Operating Agreement to repurchase all or any portion of the single block of Class B Units held by this Company (the "**Co-Issuer Call Action**"), the Company shall automatically execute a corresponding, back-to-back redemption (the "**SPV Mirror Call**") of an identical percentage of the overall Membership Interests of this Company.

(b) Universal Pro-Rata Reduction.

(i) Collective Pro-Rata Reduction: The SPV Mirror Call shall not be exercised against individual selected Members. Instead, upon a Co-Issuer Call Action, the outstanding Membership Interests and Capital Accounts of all Members of this SPV shall be automatically reduced across the board by the exact percentage of the Class B Units being redeemed by the Crowdfunding Issuer.

(ii) Record Date Freeze: The percentage reduction shall be calculated based on the global unit ledger of the Company as of the date exactly thirty (30) days prior to the date the Company receives the Crowdfunding Issuer's Class B Call Notice. Any internal transfers or changes to an individual Member's holdings within the Company during that thirty (30) day period shall be disregarded.

(iii) Notice Routing: The Manager shall, within three (3) business days of receiving the Crowdfunding Issuer's Class B Call Notice, transmit a copy via electronic mail to all Company Members (the "**SPV Mirror Call Notice**") specifying the percentage reduction of the Company's asset block and the estimated distribution timeframe.

(c) Pass-Through Consideration. The total cash consideration payable to each Company Member under this Section 2.07 shall be strictly limited to such Member's exact pro-rata share of the total Redemption Price actually paid by the Issuer to the Company for the redeemed Class B Units, calculated pursuant to Crowdfunding Issuer's Operating Agreement Section 3.15.3.

(d) Flow-Through Dependency and Timing. The Company has no independent capital or obligation to fund this redemption. The Company's obligation to distribute funds to its Members is strictly contingent upon, and subject to, the Company's actual receipt of cleared cash proceeds from the Crowdfunding Issuer. The Manager shall distribute all received proceeds, less any mandatory entity-level tax or regulatory withholding fees, to the Members within five (5) business days of the Company's receipt of cash from the Crowdfunding Issuer.

(e) Automatic Pass-Through of Voting & Distribution Suspensions. Immediately upon the Crowdfunding Issuer delivering a Class B Call Notice to the Company, all management, voting, approval, and distribution rights attached to the percentage of interests slated for redemption shall automatically be suspended or cease to accrue to the exact same extent and duration set forth in Crowdfunding Issuer's Operating Agreement Sections 3.15.6 and 3.15.7. Any distributions withheld by the Crowdfunding Issuer and credited or forfeited at the Crowdfunding Issuer Manager's discretion shall be passed through identically to the Company Members on a pro-rata basis.

(f) Irrevocable Power of Attorney and Automatic Book Adjustment. Because the Company is a single-unit conduit, no individual Member signatures or physical certificate surrenders are required to consummate the transaction. Each Member hereby grants the Manager an irrevocable power of attorney, coupled with an interest, to execute and deliver any transfer agreements, receipts, or releases required by the Crowdfunding Issuer. Upon the closing of the Co-Issuer Call Action and the receipt of funds by the Company, the unit ledger of the Company shall be automatically adjusted to reflect the down-sized capital structure, and the portion of interests called shall be deemed canceled for all purposes under law.

ARTICLE III – MANAGEMENT

Section 3.01 Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02 Actions Requiring Approval of Members; Mirroring of Crowdfunding Issuer Voting.

(a) Alignment with Crowdfunding Issuer Controls. Notwithstanding anything to the contrary in this Agreement, the Company is established as a crowdfunding vehicle for the sole purpose of investing in the Securities of the Crowdfunding Issuer. Accordingly, the Company shall not take any action, enter into any commitment, execute any amendment, or cast any vote or consent with respect to the underlying Securities held by the Company, unless such action has been approved by the Members holding the specific percentage of Interests required to authorize such action under the Crowdfunding Issuer's Operating Agreement (including, without limitation, the unanimous consent requirements of Section 3.5.3 and the Founding Manager consent requirements of Section 3.5.4 thereof).

(b) Unanimous Consent Pass-Through. Without the written approval of all Members (one hundred percent (100%) unanimous consent), the Company shall not, and shall not enter into any commitment to, authorize, vote in favor of, or consent to any matter at the Crowdfunding Issuer level, or within the Company itself, that:

i. Is not in the ordinary course of the business of the Company or the Crowdfunding Issuer; or
ii. Amends, modifies, or waives any provisions of this Agreement or the Crowdfunding Issuer's organizational documents that would substantively or adversely affect any Members, except as permitted under Section 3.02(c).

(c) Manager Administrative Exceptions. Except as explicitly restricted by Section 3.02(b), Section 3.02(d), or any non-waivable provision of applicable law, the Manager shall have the full right, power, and authority to manage the business of the Company and execute any amendments to this Agreement without the consent of the Members. This includes, without limitation, the unilateral authority to execute amendments that strictly mirror a valid amendment executed by the Founding Manager of the Crowdfunding Issuer pursuant to Section 3.5.4 of the Crowdfunding Issuer's Operating Agreement (e.g., administrative, operational, tax, SEC or regulatory compliance, SPV/REIT adjustments, capital raising matters, or updates to the Members Schedule); provided, however, that the Manager shall have no authority to unilaterally take any action or execute any amendment under this Agreement that would substantively or adversely alter the baseline seniority, distribution preferences, liquidation priorities, voting percentages, liabilities, or economic rights of any Member.

(d) Dissolution and Winding Up. The Company shall not dissolve, wind up, or liquidate at the discretion of the Manager without the required approval of the Members. A voluntary dissolution, winding up, or liquidation of the Company shall strictly require either:

(i) The unanimous written approval of all Members (one hundred percent (100%) unanimous consent); or
(ii) The written consent of Members holding sixty-six and two-thirds percent (66 2/3%) of the Interests, paired with the express written approval of the Manager;

provided, however, that no Member or Manager approval shall be required if such dissolution, winding up, or liquidation occurs automatically under the terms of the underlying Securities or is mandated by a corresponding dissolution of the Crowdfunding Issuer.

(e) General Amendment Procedures. Except for unilateral adjustments executed by the Manager pursuant to Section 3.02(c), this Agreement may be amended or modified only by an instrument in

writing; provided, however, that any amendment, modification, or waiver that substantively or adversely affects any Member shall strictly require the unanimous written approval of all Members (one hundred percent (100%) unanimous consent) in accordance with Section 3.02(b). Any such written amendment or modification executed in compliance with this Section 3.02 will be binding upon the Company and each Member.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03 Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a) Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b) Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c) Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d) Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04 Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05 Replacement and Resignation of Manager. The Manager shall serve until the Manager's death, disability, dissolution, or voluntary resignation. The Members shall have no vote, power, or authority to remove the Manager, with or without cause. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's death, disability, dissolution, or resignation, the successor Manager shall be appointed solely by the outgoing Manager (or, in the case of the Manager's death or incapacity, by the Manager's legal representative, executor, or designated heir), and the Members shall have no vote or right to elect or replace a successor Manager. The resignation or replacement of a Manager shall not affect any rights the outgoing Manager may hold as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06 Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06.

Section 3.07 Unilateral Authority for Mirroring Corporate Transformations.

(a) Mirroring Power Granted. Notwithstanding anything to the contrary in this Agreement, but strictly subject to the constraints of Section 3.03, if the Crowdfunding Issuer undergoes a merger, re-domiciliation, conversion, or restructuring in connection with an institutional capital round, venture financing, or strategic transaction, the Manager shall have the sole and unilateral discretion—without requiring the vote or consent of any Member—to cause the Company to concurrently convert, merge, or restructure into a corresponding mirror entity. The sole purpose of any such transformation must be to maintain a pass-through relationship that ensures the Members retain the exact same economic exposure and voting power relative to the Crowdfunding Issuer as they held immediately prior to such transaction.

(b) Authorization to Execute Documents. Subject to the conditions of this Section 3.07, the Manager is hereby designated as the authorized person and irrevocable attorney-in-fact for the Company and all Members—such power of attorney being coupled with an interest—to execute, acknowledge, verify, deliver, and file any and all documents, plans of merger, statements of conversion, certificates of formation, or regulatory notices necessary to effectuate such transaction with the Delaware Secretary of State and any relevant federal, state, or foreign regulatory authority.

(c) Statutory Override and Member Waiver. Pursuant to 6 Del. C. § 18-209, § 18-214, and § 18-1101, each Member hereby expressly consents to this Section 3.07, approves any future mirroring transformation initiated solely by the Manager, and irrevocably waives any default statutory voting rights, approval rights, veto rights, or appraisal and dissenters' rights under the Delaware Act regarding any such plan of merger, conversion, transfer, or domestication. To the maximum extent permitted by Delaware law, each Member waives any fiduciary duties of the Manager relating to the timing, structure, or execution of such mirroring transformation, provided the Manager acts in compliance with the contractual covenant of good faith and fair dealing.

ARTICLE IV – ALLOCATIONS

Section 4.01 Allocation of Profits and Losses.

(a) All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b) Notwithstanding any other provision of this Agreement, (i) “partner nonrecourse deductions” (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and “nonrecourse deductions” (as defined in Treasury Regulations Section 1.704-2(b)) and “excess nonrecourse liabilities” (as defined in Treasury Regulations Section 1.752- 3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include “qualified income offset,” “minimum gain chargeback,” and “partner nonrecourse debt minimum gain chargeback” provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

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ARTICLE V – DISTRIBUTIONS

Section 5.01 Distributions.

(a) In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01 General Restrictions on Transfer.

(a) No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv) if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c) Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d) Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e) For the avoidance of doubt, any Transfer of an Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02 Further Restrictions on Transfer.

(a) During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i) To the Company;
(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
(iii) As part of an offering registered under the Securities Act;
(iv) To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

Section 6.03 Crowdfunding Vehicle Drag-Along.

(a) Drag-Along Mirroring and Target Transaction Trigger. The drag-along obligations set forth in this Section 6.03 shall activate only if, and strictly to the same extent that, a corresponding drag-along right or Major Transaction is approved and executed at the Crowdfunding Issuer level pursuant to the Crowdfunding Issuer's Operating Agreement and W.S. § 17-29-407 (the "**Target Transaction**"). The Manager lacks any independent or unilateral authority to initiate an extraordinary transaction under this Section 6.03, and may only invoke these provisions in direct, lockstep response to an identical underlying transaction authorized by the Crowdfunding Issuer.

(b) Mandatory Cooperation and Crowd Pass-Through Obligations. Members hold no independent voting, consent, or discretionary approval rights with respect to any Target Transaction. Upon the execution of a Target Transaction by the Crowdfunding Issuer, all Members are automatically and legally bound by the terms of such transaction. In strict alignment with the corresponding obligations of the Crowdfunding Issuer, each Member is required to:

(i) Consent: Accede to the transaction without modification, directing the Manager to cast all mirror votes or written consents required of the Company's holdings in the Crowdfunding Issuer.
(ii) Execute Documents: Authorize the Manager to execute and deliver all purchase agreements, merger documents, or legal releases required to finalize the Target Transaction.
(iii) Transfer Interests: Surrender, sell, or exchange their Company Interests in lockstep with the disposition of the underlying Wyoming LLC interests.

(c) Lockstep Distribution of Consideration. The total consideration received by the Company from the Target Transaction shall be allocated and distributed immediately to the Members in strict accordance with the one-to-one basis. Members shall receive the exact same form of consideration (e.g., cash, stock, or property) received by the Company from the Crowdfunding Issuer. No distinct waterfall priority or preferred return adjustments may be applied at the Company level; any

economic classes or priority stacks must be executed natively at the Crowdfunding Issuer level and passed through identically to the Members.

(d) Automatic Power of Attorney. To secure the performance of each Member's mechanical obligations under this Section 6.03, each Member hereby irrevocably appoints the Manager as its true and lawful attorney-in-fact and proxy, with full power of substitution. If a Member fails to execute or deliver any required documentation within five (5) business days of receiving notice of a closing, the Manager is fully authorized to execute and deliver such documentation and take all necessary actions on the Member's behalf to consummate the Target Transaction.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01 No Personal Liability: Members; Manager.

(a) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02 Indemnification.

(a) Primary Obligation. To the fullest extent permitted under Delaware law, the Company hereby agrees to directly indemnify, defend, and hold harmless each Covered Person (as defined in Section 7.02(d) below) from and against any and all losses, claims, damages, liabilities, or expenses (including the advancement of reasonable attorneys' fees), all of the foregoing collectively referred to herein as "**Losses**," incurred by such Covered Person in connection with the business of the Company or the offering.

(b) Issuer Funding and Backstop. Consistent with the crowdfunding vehicle framework, the Crowdfunding Issuer hereby joins in this Agreement for the express purpose of acting as an unconditional, primary backstop obligor for all such Losses and advancement obligations. If a Covered Person submits a valid request for indemnification or expense advancement, and the Company fails to satisfy such obligation within ten (10) days, the Crowdfunding Issuer shall immediately and directly advance or pay such Losses to the Covered Person. The Covered Person shall have a direct right of enforcement against the Crowdfunding Issuer under this Section.

(c) Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(d) For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner,

manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01 Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof.

Section 8.02 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03 Tax Matters Representative.

(a) Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). Such appointment shall be irrevocable, and the Members shall have no right to remove the Partnership Representative. The Partnership Representative shall resign if it is no longer the Manager. In the event of the resignation of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b) Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c) US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e) Indemnification. The Company shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning

Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04 Tax Returns.

(a) At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b) Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05 Reports under Regulation Crowdfunding.

(a) The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b) The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) The happening of any event that makes it unlawful, impossible, or impractical to carry on the business of the Company;

(b) The unanimous written consent of all Members;

(c) The written decision of the Member(s) holding at least sixty-six and two-thirds percent (66 2/3%) of the total Interests and the written consent of the Manager;

(d) Upon sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer; or

(e) Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(f) The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03 Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall transfer ownership of the Securities to the Interest holders.

(f) The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i) First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);
(ii) Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and
(iii) Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04 Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – DEFINITIONS

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a) "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.
(b) "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any

Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c) “**Certificate of Formation**” means the certificate of formation filed with the Delaware Secretary of State on June 17, 2026.

(d) “**Code**” means the Internal Revenue Code of 1986, as amended.

(e) “**Crowdfunding Issuer’s Operating Agreement**” means the Limited Liability Company Operating Agreement of The Sovereign Kingdom LLC, a Wyoming limited liability company (the "Crowdfunding Issuer"), dated as of September 4, 2026, as amended, restated, or otherwise modified from time to time.

(f) “**Delaware Act**” means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(g) “**Electronic Transmission**” means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(h) “**Fiscal Year**” shall begin on January 1st and end on December 31st. The Manager may at any time elect a different fiscal year if permitted by the Code and applicable regulations of the United States Treasury.

(i) “**Governmental Authority**” means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction

(j) “**Interest**” or “**Membership Interest**” means an interest in the Company owned by a Member, including such Member’s rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(k) “**Lien**” means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(l) “**Manager**” means, initially, The Sovereign Kingdom, LLC, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(m) “**Person**” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(n) “**Securities**” means the underlying securities (i.e., Class B Units) of the Crowdfunding Issuer issued in a Regulation CF offering.

(o) “**Securities Act**” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(p) “**Subscription Agreement**” means that certain Regulation CF Subscription Agreement in such form as the Manager may from time to time determine, as completed and executed by such Person and delivered by such Person to the Company, pursuant to which such Person (a) subscribes for Units by agreeing to contribute capital in such amount(s), at such time(s) and otherwise in such manner as may be set forth therein, and (b) agrees to be bound by this Agreement as a Member.

(q) “**Transfer**” means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. “**Transfer**” when used as a noun shall have a correlative meaning.

(r) “**Transferor” and “Transferee**” mean a Person who makes or receives a Transfer, respectively.

(s) "**Units**" shall be the measure by which each Member's Membership Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a) when delivered by hand;

(b) when received by the addressee if sent by a nationally recognized overnight courier;

(c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company: c/o TSK SPV, LLC.
8 The Green, Suite A
Dover, DE 19901

If to the Manager: c/o The Sovereign Kingdom LLC
30 N. Gould St, Suite R
Sheridan, WY 82801

With a copy to:
Snell & Wilmer L.L.P.
One East Washington Street, Suite 2700
Phoenix, AZ 85004
Attn: Sarah Richards, Esq. and Josh Schneiderman, Esq.

If to a Member: To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09 Amendment. Except as otherwise explicitly provided in Section 3.02(c) regarding administrative adjustments executed unilaterally by the Manager to mirror the Crowdfunding Issuer, this Agreement may be amended, modified, or waived only by an instrument in writing executed in accordance with the voting and consent procedures set forth in Section 3.02. For the avoidance of doubt, any amendment, modification, or waiver that substantively or adversely affects the baseline seniority, distribution preferences, liquidation priorities, voting percentages, or economic rights of any Member shall strictly require the unanimous written approval of all Members (one hundred percent (100%) unanimous consent) pursuant to Section 3.02(b). Any amendment or modification executed in strict compliance with Section 3.02 shall be binding upon the Company and each Member.

Section 11.10 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

TSK SPV, LLC
By: The Sovereign Kingdom LLC
Its Manager

By: _______________________
Name: K. Derhem
Title: Founding Manager

[SIGNATURE PAGE TO TSK SPV, LLC OPERATING AGREEMENT]

SCHEDULE I
MEMBERS SCHEDULE

Individual/Entity Name	Cash Contribution	Interests/Units

EXHIBIT D: AMENDED AND RESTATED OPERATING AGREEMENT OF THE COMPANY

AMENDED AND RESTATED OPERATING AGREEMENT
of
THE SOVEREIGN KINGDOM LLC
a Wyoming limited liability company

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT of THE SOVEREIGN KINGDOM LLC, dated as of September 4, 2026 ("Effective Date") as may be amended from time to time (the "Operating Agreement"), amends and restates the initial Operating Agreement dated October 29, 2020 and is adopted by the Manager (as defined below) and executed and agreed to, for good and valuable consideration, by and among the Members (as defined below).

W I T N E S S E T H

WHEREAS the parties hereto, wishing to form and become members of a limited liability company called The Sovereign Kingdom LLC under and pursuant to the laws of the State of Wyoming, have caused the initial Articles of Organization of the Company to be executed and filed with the Wyoming Secretary of State; and

WHEREAS the parties agree that their respective rights, powers, duties and obligations as members of the Company, and the management, operations and activities of the Company, shall be governed by this Agreement.

NOW, THEREFORE, in consideration of the mutual terms, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.1 Certain Definitions. Capitalized terms used in this Agreement without other definition shall, unless expressly stated otherwise, have the meanings specified in this Section 1.1:

"Act" means the Wyoming Limited Liability Company Act, W.S. § 17-29-101 *et seq*., as from time to time in effect in the State of Wyoming, or any corresponding provision(s) of any succeeding or successor law of such State; provided, however, that in the event that any amendment to the Act, or any succeeding or successor law, is applicable to the Company only if the Company has elected to be governed by the Act as so amended or by such succeeding or successor law, as the case may be, the term "Act" shall refer to the Act as so amended or to such succeeding or successor law only after the appropriate election by the Company, if made, has become effective.

"Additional Member" means any Person that is admitted to the Company as a new or additional member, based on the affirmative vote of the Members holding a majority of the Percentage Interests, after offering of Interests to new Members has been closed by the Manager.

"Affiliate" of a Member or Manager means any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member or a Manager, as applicable. The term "control," as used in the immediately preceding sentence, means with respect to a corporation, limited liability company, or other entity with voting securities, the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to such controlled corporation, limited liability company or other entity with voting securities and, with respect to any individual, partnership, trust, estate, association or other entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

"Agreement" or "Operating Agreement" means this Limited Liability Company Operating Agreement, as originally executed and as may be hereafter amended, modified or supplemented from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," "hereby" and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

"Available Funds" refers to the net cash of the Company available after expenses and liabilities and after the maintenance of an adequate reserve for future expenses, as determined by the Manager in their sole discretion.

"Assignee" means a Person who becomes the owner of Economic Rights by Transfer from a Member and who has not been admitted as a Substitute Member in accordance with Section 9.8.

"Articles of Organization" means the Articles of Organization of the Company, as originally filed with the Wyoming Secretary of State and as amended, modified or supplemented from time to time.

"Bankruptcy" means, with respect to a Member: (i) such Member makes an assignment for the benefit of creditors; (ii) such Member files a voluntary petition in bankruptcy; (iii) such Member is adjudged as bankrupt or insolvent, or has entered against him, her or it an order for relief, in any bankruptcy or insolvency proceeding; (iv) such Member files a petition or answer seeking for himself or itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (v) such Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against him, her or it in any proceeding of a nature described in this definitional subsection; (vi) such Member seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of his, her, or its properties; or (vii) one hundred twenty (120) days after the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if the proceeding has not been dismissed, or if within ninety (90) days after the appointment without the Member's consent or acquiescence of a trustee, receiver or liquidator of the Member or of all or any substantial part of his, her or its properties, the appointment is not vacated or stayed, or within ninety (90) days after the expiration of any such stay, the appointment is not vacated.

"Capital Account" means an account established and maintained (in accordance with, and intended to comply with, Income Tax Regulations Section 1.704-1(b) for each Member pursuant to Section 5.2 hereof.

"Capital Contributions" means the contributions made by the Members to the Company pursuant to Sections 6.1 or 6.4 hereof and, in the case of all the Members, the aggregate of all such Capital Contributions.

"Capital Transaction Event" means the sale or refinance of a Projects, or sale of substantially all of the assets of the Company or upon dissolution (or net proceeds of refinance or liquidation, as the case may be).

"Class A Unit(s)" means an ownership interest in the Company representing a Unit of Class A Membership Interest. Each Class A Unit shall entitle the holder thereof to ten (10) votes on all matters submitted to a vote of the Members.

"Class A Member(s)" means any Person admitted to the Company as a Class A Member who has executed this Agreement and whose name and total number of Class A Units owned are set forth in the Cap Table Register. Class A Members shall represent the Founding Management and Pre-Money Equity Holders of the Company. The aggregate economic rights of the Class A Members shall consist of a twenty percent (20.0%) Distribution Interest, as further detailed in Exhibit "1" hereto.

"Class B Unit(s)" means an ownership interest in the Company representing a Unit of Class B Membership Interest. Class B Units shall be non-voting, except as may otherwise be provided in the Act, the Articles of Organization, or this Agreement; provided, however, that where voting rights are mandated by law, each Class B Unit shall entitle the holder thereof to one (1) vote.

"Class B Member(s)" means any Person admitted to the Company as a Class B Member who has executed this Agreement (or a joinder hereto) and whose name and total number of Class B Units owned are set forth in the Register. The minimum investment requirement to become a Class B Member is One Thousand U.S. Dollars ($1,000.00) unless decreased at the discretion of Manager. The Class B Units shall be entitled to their pro rata portion of Available Funds. Class B Members shall be accepted into the Company by subscription and approval of the Manager. Each Class B Member agrees to make its Capital Contribution at the time the Member is accepted into the Company by the Manager. For the avoidance of doubt, Class B Members, together or individually, do not have any voting rights, except as may otherwise be provided in the Act, the Articles of Organization, or this Agreement. The aggregate Distribution Interest of the Class B Members shall consist of an eight percent (8.0%) Preferred Return and eighty percent (80%), as provided on **Exhibit "1"** hereto. The Class B Units have one (1) vote per Unit.

"Code" means the United States Internal Revenue Code of 1986, as amended, or any corresponding provision or provisions of any succeeding law and, to the extent applicable, the Income Tax Regulations.

"Company" means The Sovereign Kingdom LLC, a Wyoming limited liability company. The Company may, in the sole discretion of Manager, also register to perform business activity under a tradename or a doing business as ("dba") name.

"Cumulative Revenue" means the aggregate sum of all Net Operating Revenue derived from the core business operations of the Company, calculated on a GAAP basis, recognized during the period commencing on the effective date and ending on the applicable date of determination.

"Designation of Successor" means a formal, written instrument executed by the initial Founding Manager and filed within the official records of the Company. This separate document explicitly names the individual or entity who will assume the management, voting, or economic rights of the Founding Manager upon a triggering event, such as their death, disability, resignation, or removal.

"Distribution Interest" means, with respect to classes of Units and to any Member at any given time, the percentage share of the Company's Available Funds, profits, losses, or other distributions to which such Member is entitled to receive pursuant to the terms of this Agreement, as adjusted from time to time in accordance with this Agreement.

"Economic Rights" means a Member's share of the Profits, Losses and distributions of Company pursuant to the Act, the Articles and this Agreement but shall not include any Management Rights.

"Fair Market Value" means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's-length transaction.

"Founding Manager" means Ms. Derhem or any Permitted Successor who automatically assumes the role pursuant to Subsection 4.8.2 and Subsection 4.8.3. All rights, powers, privileges, immunities, and the indefinite tenure granted to the initial Founding Manager herein are structural and appurtenant to the office of the Founding Manager, transferring automatically to each successive Permitted Successor, and shall not apply to any other Manager of the Company.

"Immediate Family" means any spouse, parents, children, including those adopted, siblings and direct descendants and spouses of any of the foregoing, of an individual.

"Incentive Allocation" means the allocation of Available Funds the Class A Members are entitled to receive when Available Funds are classified as a return of capital contributions to Class B Members. The Class A Members shall receive twenty percent (20%) of the total Available Funds being classified as a Capital Contribution return to Class B Members until all Member Unrecovered Capital Contribution account balances are zero.

"Income Tax Regulations" means, unless the context clearly indicates otherwise, the regulations in force as final or temporary that have been issued by the U.S. Department of the Treasury pursuant to its authority under the Code, and any successor regulations.

"Interest" and "Membership Interest" means all of a Member's ownership interest (within the meaning of the Act) and legal and equitable rights as an owner in the Company, including, without limitation, the Member's share of the profits and losses of the Company, the right to receive distributions of the Company's assets, any right to vote and any rights to participate in the management of the Company as provided in the Act and this Agreement. The Membership Interests of the Company shall be divided into equal Units. Changes in ownership

of the Units after the date of this Agreement, including those necessitated by the admission and dissociation of Members, will be reflected in the Company's records. The allocation of the Units and the Membership Interests reflected in the Company's records from time to time is presumed to be correct for all purposes of this Agreement and the Act.

"IRR" means internal rate of return, meaning the percentage rate earned on each dollar invested for each period it is invested. The Company will calculate the internal rate of return using the Excel IRR function, or similar function and/or software.

"Management Rights" means the right of a Member to participate in the management of the Company in accordance with Article 3 and Article 4 of this Agreement, including rights to information and to vote to consent or approve actions of the Members.

"Manager" means each Person who is elected as Manager of the Company pursuant to Section 4.8 of this Agreement. The initial Manager shall be Ms. K. Derhem.

"Member" means any Person who (i) is one of the original Members of the Company which are parties to this Agreement and listed in the Register, or (ii) has been admitted to the Company as a Member in accordance with the Act and this Agreement, and (iii) has not ceased to be a Member for any reason.

"Net Operating Revenue" shall include all cash receipts from client services and product sales. It shall explicitly exclude: (i) any capital contributions made by Members, (ii) any proceeds from loans or corporate indebtedness, (iii) interest or investment income, and (iv) any revenue generated by the sale of core company assets outside the ordinary course of business.

"Offering" means the securities offering that the Company is offering to Class B Members for the Company's business purposes identified in Section 2.4 below.

"Percentage Interest" means the allocable interest of each Member in the income, gain, loss, deduction or credit of the Company as set forth in the records of the Company. Percentage Interest includes the entire ownership interest of a Member in the Company at any particular time, including, without limitation, the right of such Member to participate in the Company's income or losses, net cash flow and any and all rights and benefits to which a Member may be entitled pursuant to this Agreement and under the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and the Act.

"Permitted Successor" means a designated successor (or next living direct bloodline descendant as set forth in a written Designation of Successor filed by the initial Founding Manager with the Company records) who has ascended to the role of Founding Manager in accordance with Subsection 4.8.2 and Subsection 4.8.3.

"Person" means a natural person or any partnership (whether general or limited and whether domestic or foreign), limited liability company, foreign limited liability company, limited life company, limited duration company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity or any other entity.

"Preferred Allocation" means the preferred allocation provided to the Members as outlined in **Exhibit "1"**.

"Preferred Return" means a prorated, non-compounded per annum IRR as provided on **Exhibit "1"** based on Class B Members' Unrecovered Capital Contribution minus any return of capital from Available Funds or a Capital Transaction Event, if any. The Preferred Return shall be paid from Available Funds, if at all, at times and amounts in the sole discretion of the Manager. The Preferred Return is not guaranteed, meaning that the Preferred Return will not be paid for any particular period if the Company does not have sufficient capital available to pay it or if the Manager in its sole discretion determines that it is in the best interests of the Company to retain such funds. Any Preferred Return deficiencies will accrue and roll over to the following period. The Preferred Return allocation is payable from Available Funds only and does not extend to Net Operating Revenue although Preferred Return deficiencies that accrue may be distributed from Net Operating Revenue from time to time in the sole discretion of the Manager.

"Project" means an improved or unimproved parcel of real property which the Company intends to acquire or lease and develop into Company Business with the proceeds of the Offering (in the aggregate, the "Projects" and each of such Projects individually a "Project").

"Real Estate-Related Investment" means any financial instrument or third-party unpaid liability secured by real property such as non-performing bank notes, non-performing private financing vehicles or property tax liens that the Manager believes provides a feasible strategy for potentially obtaining legal title to a property from the existing non-performing owner or provide an opportunity for a commercially reasonable rate of return on Company capital invested.

"Register" means the records maintained by the Manager setting forth, with respect to each Member, the name, address, amount of Capital Contribution, and Percent Interest, and class of each Member and such other information as the Manager may deem necessary or desirable. The Register shall not be part of the Agreement. The Manager shall from time to time update the Register as the Manager shall deem necessary or advisable, including, without limitation, to reflect the admission of subsequent Members or increase in Percent Interest of Members. Subject to the terms of the Agreement, the Manager may take any action authorized hereunder in respect of the Register without any need to obtain the consent of any other Member. No action of any Member shall be required to amend or update the Register.

"Reserves" means the reasonable reserves established and maintained from time to time by the Manager, in amounts reasonably considered adequate and sufficient from time to time by the Manager to pay distributions, taxes, fees, insurances or other costs and expenses incident to the Company's business.

"Substitute Member" means a Person who is the owner of Economic Rights and who also possesses Management Rights and who therefore is entitled to all of the rights of membership pursuant to this Agreement.

"Tax Matters Member" has the meaning set forth in Subsection 7.4.4 hereof.

"Transfer" means, as a noun, any voluntary or involuntary transfer, sale, assignment, gift or other disposition or any pledge, hypothecation, encumbrance or grant of a security interest, and, as a verb, voluntarily or involuntarily to transfer, sell, assign, gift or otherwise dispose of or to pledge, hypothecate, encumber or grant a security interest.

"Unrecovered Capital Contribution" means a Member's aggregate Capital Contributions minus any return of capital from Available Funds.

"Unit" means a single unit of Class A Units or Class B Units in the Company, as applicable, and "Units" shall mean all such issued and outstanding Units as reflected on the Register, as the same may be revised from time to time in accordance with the terms of this Agreement.

"Vote" means the voting power attached to a Unit, where each Class A Unit is entitled to ten votes and each Class B Unit is entitled to one vote, and includes any action taken by written consent.

Section 1.2 Forms of Pronouns; Number; Construction. Unless the context otherwise requires, as used in this Agreement, the singular number includes the plural and the plural number may include the singular. The use of any gender shall be applicable to all genders. Unless otherwise specified, references to Articles, Sections or Subsections are to the Articles, Sections and Subsections in this Agreement. Unless the context otherwise requires, the term "including" shall mean "including, without limitation."

ARTICLE 2
ORGANIZATION

Section 2.1 Formation. The Members have formed the Company as a limited liability company under and pursuant to the provisions of the Act. The Members hereby agree that the Company shall be governed by the terms and conditions of this Agreement.

Section 2.2 Name and Office. The name of the Company shall be "**The Sovereign Kingdom LLC**." All business of the Company shall be conducted under such name and title, and all property, real, personal, or mixed, owned by or leased by the Company shall be held in such name or in the name of a wholly owned subsidiary, which may be created at the request of the lender or for asset protection purposes to protect investor funds. The Company shall further possess the right to identify and operate under a pseudonym or "doing business as" name determined by Manager to facilitate marketing or Company branding purposes. The principal mailing address of the Company shall be 30 N. Gould Street, Suite R, Sheridan, WY 82801. The Company may have offices and places of business as the Manager may from time to time designate.

Section 2.3 Registered Agent. The Company may have such offices and places of business as the Manager may from time to time designate. The name and address of the Company's registered agent shall be as set forth in the Company's Articles of Organization until such time as the registered office is changed by the Manager in accordance with the Act.

Section 2.4 Purpose of the Company. The purpose of the Company is to conduct any and all lawful business activities appropriate in carrying out the Company's objectives (the "Company Business"). The Company is organized for the following objects and purposes:

(a) raise capital to enable the Company to acquire properties and real estate-related investments and develop Projects;

(b) own, improve, develop, redevelop, construct, reconstruct, maintain, operate, manage, supervise and dispose of such Projects;

(c) to, subsequent to the Company's initial investment in any Project, make additional investments in such Project (including any capital improvements or other improvements or alterations to any property constituting a Project or otherwise to protect the Company's investment in any Project or to provide working capital for any Project) (an "Additional Investment");

(d) to sell, lease, or dispose of the Company's assets;

(e) improve Projects to increase their value, operate, and sell the Projects and any other Company Business investments for a profit;

(f) to exercise all powers and take all actions necessary, appropriate or convenient to the conduct, promotion or attainment of the Company Business or purposes otherwise set forth herein.

(g) to enter into any transaction necessary including but not limited to financing agreements, management agreements, employment agreements in furtherance of the Company's business;

(h) to create any policies or procedures in furtherance of the Company's business; and

(i) to exercise all powers and take all actions necessary, appropriate or convenient to the conduct, promotion or attainment of the Company business or purposes otherwise set forth herein.

It is understood that the foregoing statement of purposes shall not serve as a limitation on the powers or abilities of the Company, which shall be permitted to engage in any and all lawful business activities as shall be permitted under the laws of the State of Wyoming and any other State the Manager deems in the best interest of the Company.

Section 2.5 **Filings**. The Manager has caused, or shall promptly cause, the execution and delivery of such documents and performance of such acts consistent with the terms of this Agreement as may be necessary to comply with the requirements of law for the formation, qualification and operation of a limited liability company under the laws of each jurisdiction in which the Company shall conduct business.

Section 2.6 **Effective Date; Term**. This Agreement shall be effective as of the date set forth in the preamble of this Agreement. The term of the Company commenced, and the Company commenced its business, on the date on which the Articles of Organization was filed with the Wyoming Secretary of State and shall continue in perpetuity, unless sooner terminated pursuant to

the provisions hereof. The existence of the Company as a separate legal entity shall continue until the cancellation of the Articles of Organization.

ARTICLE 3
MEMBERS; LIMITED LIABILITY OF MEMBERS

Section 3.1 **Members**. Each of the parties to this Agreement (other than the initial Manager), and each Person admitted as a Member of the Company pursuant to the Act and Section 9.4 of this Agreement, shall be Members of the Company until they cease to be Members in accordance with the provisions of the Act, the Articles of Organization, or this Agreement. Upon the admission of any new Member, the Register shall be amended accordingly.

Section 3.2 **Limited Liability**. Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

Section 3.3 **Certificates Evidencing Interests**. The Company may issue to every Member of the Company a certificate signed by any Manager of the Company specifying the Interest of such Member, which signature may be a facsimile. If a certificate for registered interests is worn out or lost it may be renewed on production of the worn-out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of the Manager.

Section 3.4 **Classes of Members**. The Company shall have the following classes of Members: Class A Members and Class B Members. Each such class of Members shall have the rights, powers, duties, obligations, preferences and privileges set forth in this Agreement. The names of the Members shall be set forth in the Register, as amended from time to time. Any person may simultaneously hold more than one class of membership.

Section 3.5 **Voting Rights**.

3.5.1 Except as may otherwise be provided in the Act, the Articles of Organization, or this Agreement, each of the Class B Members hereby waives his/her/its right to vote on any matters, other than those set in Subsection 3.5.3, Subsection 4.8.1, Section 4.9, and Section 11.1(c) below. All other decisions will rest with the Manager, as outlined in Section 4.2 below.

3.5.2. Subject to the Act and the Articles of Organization, the affirmative vote of Class A Members, except for the Manager, who collectively own not less than sixty six and two-thirds percent (66 2/3%) of the Eligible Class A Units, defined below, voting at a duly held meeting at which a quorum of the class is present shall be required to issue a Notice to Perform or remove the Manager for Cause pursuant to Subsection 4.8.4 and Subsection 4.8.5 below;

3.5.3 Unanimous consent of all Members is required for any of the following matters:

(a) Except as otherwise provided in Subsection 3.5.4, to authorize an act that is not in the ordinary course of the business of the Company; and

(b) Except as otherwise provided in Subsection 3.5.4 with respect to the Founding Manager, to amend the Articles of Organization of the Company or make substantive amendments to this Agreement that would adversely affect any Members.

3.5.4 Founding Manager Exception for Amendments. Notwithstanding the unanimous consent requirements set forth in Subsection 3.5.3(b), no amendment, modification, or restatement of this Agreement shall be valid or effective without the express written consent of the Founding Manager. Furthermore, the Founding Manager shall have the sole and unilateral authority to amend this Agreement without requiring a vote, consent, or approval of the Members if such amendment is for administrative, operational, tax, SEC or regulatory compliance, SPV/REIT adjustments, or capital raising matters; provided, however, that no such unilateral amendment by the Founding Manager shall disproportionately and adversely affect the economic rights, distribution preferences, or voting percentages of any Member without that specific Member's prior written consent.

3.5.5 Unless a record date for voting purposes has been fixed as provided in Section 3.11 of this Agreement, only Persons whose names are listed as Members on the records of the Company at the close of business on the business day immediately preceding the day on which notice of the meeting is given or, if such notice is waived, at the close of business on the business day immediately preceding the day on which the meeting of Members is held (except that the record date for Members entitled to give consent to action without a meeting shall be determined in accordance with Section 3.11) shall be entitled to receive notice of and to vote at such meeting, and such day shall be the record date for such meeting. Any Member entitled to vote on any matter may cast part of the votes in favor of the proposal and refrain from exercising the remaining votes or vote against the proposal (other than for election or removal of a Manager), but if the Member fails to specify the Interests such Member is voting affirmatively, it will be conclusively presumed that the Member's approving vote is with respect to all votes such Member is entitled to cast. Such vote may be a voice vote or by ballot; provided, however, that all votes for election or removal of a Manager must be by ballot upon demand made by a Member at any meeting at which such election or removal is to be considered and before the voting begins.

3.5.6 Without limiting the preceding provisions of this Section 3.5, no Person shall be entitled to exercise any voting rights as a Member until such Person (i) shall have been admitted as a Member pursuant to Section 9.4, and (ii) shall have paid the Capital Contribution of such Person in accordance with Section 6.1.

Section 3.6 Place of Meetings. All meetings of the Members shall be held at any place within or without the State of Wyoming that may be designated by the Manager. In the absence of such designation, Members' meetings shall be held at the principal executive office of the Company.

Section 3.7 Meetings of Members. Annual meeting of Members shall not be required. Meetings of the Members for the purpose of taking any action permitted to be taken by the Members may be called by the Manager, or by Members entitled to cast not less than three-quarters of the votes at the meeting. Upon request in writing that a meeting of Members be called for any proper purpose, the Manager forthwith shall cause notice to be given to the Members entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than ten (10) nor more than sixty (60) days after receipt of the request. Except in special cases where other express provision is made by statute, written notice of such meetings shall be given to each Member entitled to vote not less than ten (10) nor more than sixty (60) days before the meeting. Such notices shall state:

3.7.1 The place, date and hour of the meeting; and

3.7.2 Those matters which the Manager, at the time of the mailing of the notice, intends to present for action by the Members.

Section 3.8 **Quorum**. The presence at any meeting in person or by proxy of Members holding not less than a majority of the Interests of the class or classes entitled to vote at such meeting shall constitute a quorum for the transaction of business. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the votes required to constitute a quorum.

Section 3.9 **Waiver of Notice**. The actions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as if taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting, or an approval of the minutes thereof. The waiver of notice, consent or approval need not specify either the business to be transacted or the purpose of any regular or special meeting of Members, except that if action is taken or proposed to be taken for approval of any of those matters specified in Subsections 3.5.2 – 3.5.3 of this Agreement, the waiver of notice, consent or approval shall state the general nature of such proposal. All such waivers, consents or approvals shall be filed with the Company's records and made a part of the minutes of the meeting. Attendance of a Member at a meeting shall also constitute a waiver of notice of and presence at such meeting, except when the Member objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice but not so included, if such objection is expressly made at the meeting.

Section 3.10 **Action by Members Without a Meeting**. The Manager may be elected or removed without a meeting by a consent in writing, setting forth the action so taken, signed by Members having not less than the minimum number of votes that would be necessary to elect or remove such Manager in accordance with Section 4.8 and Section 4.9; in addition, a Manager may be elected at any time to fill a vacancy by a written consent signed by Class A Members having not less than the minimum number of votes that would be necessary to elect such Manager in accordance with Section 4.8 and Section 4.9. Notice of such election shall be promptly given to non-consenting Members.

Any other action which, under any provision of the Act or the Articles of Organization or this Agreement, may be taken at a meeting of the Members, may be taken without a meeting, and without notice except as hereinafter set forth, if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. All such consents shall be filed with the secretary of the Company and shall be maintained in the Company's records. Unless the consents of all Members entitled to vote have been solicited in writing, prompt notice shall be given of the taking of any action approved by Members without a meeting by less than unanimous written consent to those Members entitled to vote who have not consented in writing.

Any Member giving a written consent, or the Member's proxy-holders, or a personal representative of the Member or their respective proxy-holders, may revoke the consent by a writing received by the secretary prior to the time that written consents of the number of votes required to authorize the proposed action have been filed with the secretary, but may not do so thereafter. Such revocation is effective upon its receipt by the secretary or, if there shall be no person then holding such office, upon its receipt by any other officer or Manager of the Company.

Section 3.11 **Record Date**. The Manager or, if there is no Manager then in office, the Class A Members may fix a time in the future as a record date for the determination of the Members entitled to notice of and to vote at any meeting of Members or entitled to give consent to action by the Company in writing without a meeting, to receive any report, to receive any dividend or distribution, or any allotment of rights, or to exercise rights with respect to any change, conversion or exchange of interests. The record date so fixed shall be not more than sixty (60) days nor less than ten (10) days prior to the date of any meeting, nor more than sixty (60) days prior to any other event for the purposes of which it is fixed. When a record date is so fixed, only Members of record at the close of business on that date are entitled to notice of and to vote at any such meeting, to give consent without a meeting, to receive any report, to receive a dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any interests on the books of the Company after the record date, except as otherwise provided by statute or in the Articles of Organization or this Agreement.

If the Manager or the Members, as the case may be, do not so fix a record date, then (i) the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the business day immediately preceding the day on which notice is given or, if notice is waived, at the close of business on the business day immediately preceding the day on which the meeting is held, and (ii) the record date for determining Members entitled to give consent to Company action in writing without a meeting shall be the day on which the first written consent is given.

Section 3.12 **Members May Participate in Other Activities**. Each Member of the Company, either individually or with others, shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. No Member, acting in the capacity of a Member, shall be obligated to offer to the Company or to the other Members any opportunity to participate in any such other business venture. Neither the Company nor the other Members shall have any right to any income or profit derived from any such other business venture of a Member or Affiliate entity.

Section 3.13 **Members Are Not Agents**. Pursuant to Section 4.1 of this Agreement, the management of the Company is exclusively vested in the Manager. The Members shall have no power to participate in the management of the Company except as expressly authorized by the Act, this Agreement or the Articles of Organization. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Manager, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

Section 3.14 **Transactions of Members with the Company**. Subject to any limitations set forth in this Agreement and with the prior approval of the Manager, a Member may lend money to and

transact other business with the Company. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a Person who is not a Member.

Section 3.15 Class B Call Right for Class B Units. At any time following the Effective Date, the Company shall have the right, but not the obligation, to repurchase all or any portion of the Class B Units held by any Member (the "Class B Call Right") by delivering a written notice (the "Class B Call Notice") to such Member, subject to the achievement or satisfaction of the specific conditions, milestones, or valuation thresholds set forth below.

3.15.1 Amount of Units. The Class B Call Right may be exercised to redeem all or any portion of the Class B Units held by a Member. The number of Class B Units eligible for redemption shall be determined based solely on the total Class B Units held by such Member as of the date that is exactly thirty (30) days prior to the date the Member receives the Class B Call Notice (the “Class B Call Units”). Any transfers or changes to the Member's unit holdings during that thirty (30) day period shall be disregarded for purposes of this redemption. The Class B Call Notice shall specify the exact number of Class B Call Units being redeemed and the total Redemption Price (defined below).

3.15.2 Revenue Milestone and Valuation Threshold. The Company may exercise its Class B Call Right if either the following operational milestone or valuation threshold is achieved, as verified by the Company’s independent accounting or auditing party:

(a) Revenue Milestone. The Company recording Cumulative Revenue following the date of this Agreement greater than or equal to two million US dollars ($2,000,000), over any consecutive twelve (12) month period; or

(b) Valuation Thresholds. The Company completes a bona fide equity financing round from non-affiliated institutional investors resulting in an implied pre-money valuation of at least one hundred million US dollars ($100,000,000).

3.15.3 Redemption Price. The purchase price for any Class B Units redeemed pursuant to this Subsection 3.15.3 (the "Redemption Price") shall be an amount equal to the **greater of**:

(a) The Fair Market Value (“FMV”) of the Redeemed Interests as determined by an Appraiser and calculated as of the last day of the calendar month immediately preceding the date of the Class B Call Notice. “Appraiser” means a qualified, independent certified public accountant or professional valuation expert who is selected solely by the Founding Manager to determine Fair Market Value or perform any other required valuation under this Agreement. The expenses of such Appraiser shall be borne entirely by the Company; or

(b) The sum of the Member’s Unrecovered Capital Contribution plus all accrued but unpaid Preferred Return allocated to such Call Units through the closing date of the Class B Call Right.

3.15.4 Class B Call Right Expiration. The Company shall execute and deliver the Class B Call Notice to the Class B Members within ninety (90) calendar days following the

date on which an independent third party confirms verification of the applicable milestone or valuation threshold.

3.15.5 Payment Terms. The Redemption Price shall be paid in immediately available funds at closing. At the closing, the Company shall deliver the purchase price in cash and, if the Company issues physical membership certificates, the selling Member shall endorse and hand them back for cancellation, free and clear of all liens and encumberments or, if no such certificate has been issued representing such Class B Units, the Member must provide a signed legal document formally transferring the title of the Class B Units back to the Company.

3.15.6 Suspension of Rights Upon Notice. Immediately upon the delivery of a Class B Call Notice by the Company to the individual Member pursuant to the Section 3.15, and notwithstanding that the closing of the purchase of the Member's Class B Units has not yet occurred, all management, voting, and approval rights of the Member under this Agreement or applicable law shall be automatically and completely suspended. The Member shall no longer be entitled to receive notice of, attend, or participate in any meetings of the Members, nor shall their Units be counted for purposes of establishing a quorum or calculating required voting majorities.

3.15.7 Cessation of Distribution Rights. From and after the date of the Class B Call Notice, the Member's right to receive any distributions (whether operating, liquidating, or otherwise) from the Company shall completely cease. Any distributions declared or made by the Company after the date of the Class B Call Notice, which would have otherwise been payable to the Member based on their Class B Units, shall instead be withheld by the Company. At the closing of the buyout, such withheld distributions shall either (i) be credited toward the purchase price owed to the Member, or (ii) be forfeited to the Company, as determined in the sole discretion of the Manager.

3.15.8 Subordination to Debt Obligations. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not exercise its Class B Call Right, and any attempted exercise or consummation of such Class B Call Right shall be void *ab initio*, if the required payment, distribution, or consideration paid to the Member for the purchase of the Member's Class B Units would result in a Default or Event of Default under, or otherwise violate, any material credit agreement, indenture, loan agreement, or other debt obligation to which the Company or any of its Subsidiaries is a party (collectively, the "Debt Obligations").

3.15.9 Suspension of Right. In the event that a Class B Call Right cannot be exercised or consummated due to the restrictions set forth in Subsection 3.15.8, the Company's right to call the Member's Class B Unit shall be suspended. The applicable exercise period shall be tolled until such time as the payment can be made in full compliance with all Debt Obligations.

Section 3.16 Involuntary Withdrawal and Forced Buyout. If a Member is deemed to be in material breach of this Agreement, or if there is a fundamental and material deadlock regarding a matter essential to the normal conduct of business, the Founding Manager shall have the right to purchase the Membership Interest of the non-compliant or withdrawing Member (the "Exiting Member"). The Exiting Member shall be obligated to sell and shall accept the purchase offer, subject to the following conditions:

3.16.1 Determination of Cause. Whether or not an Exiting Member is in material breach or whether a fundamental and material deadlock exists shall be determined by binding arbitration administered by the American Arbitration Association (AAA) in accordance with its commercial rules. The costs of such arbitration shall be borne by the non-prevailing party. The Founding Manager shall initiate this process.

3.16.2 Valuation. The purchase price for the Exiting Member's interest shall be its Fair Market Value as determined by an Appraiser. The Appraiser shall be selected by the Founding Manager from a list of nationally recognized valuation firms.

3.16.3 Cost of Valuation. The cost of the Appraiser shall be paid by the Founding Manager.

3.16.4 Closing. The closing of the forced buyout shall occur within sixty (60) days after the final valuation is determined. The purchase shall be paid in cash at closing.

Section 3.17 Voluntary Withdrawal. If a Member elects to voluntarily withdraw from the Company and has not received a Purchase Offer for their interest, the Company (or the Manager, at its opinion) shall have the right, but not the obligation, to purchase the Exiting Member's interest at its Fair Market Value, as determined by the valuation process outlined in Subsection 3.16.2. The purchase price shall be paid pursuant to the payment terms outlined in Subsection 3.16.4.

Section 3.18 Remedies for Breach of Dispute Resolution and Non-Disparagement Provisions.

3.18.1 Event of Breach. A Member shall be deemed in material breach of this Agreement if such Member, directly or indirectly:

(a) Publicly disparages, defames, or makes derogatory statements about the Company, its Manager, or its Affiliates; or

(b) Initiates a public lawsuit or legal proceeding in violation of the mandatory arbitration provisions of Section 15.7.

3.18.2 Immediate Suspension of Rights. Upon the Manager's good-faith determination that a Member has committed an Event of Breach:

(a) Voting Rights: All voting rights of the breaching Member are immediately suspended and excluded from quorum calculations.

(b) Inspection Rights: All rights to inspect the Company's books, records, and financial accounts are immediately suspended.

(c) Distributions: All distributions of cash or property to the breaching Member shall be immediately paused and held by the Company.

3.18.3 Manager Repurchase Option. The Manager shall have the exclusive, irrevocable option to repurchase all or any portion of the Units held by the breaching Member.

3.18.4 Purchase Price and Terms.

(a) Valuation: The purchase price per Unit shall be equal to fifty percent (50%) of the FMV or fifty percent (50%) of the Member's Capital Contribution, whichever is lower.
(b) Appraisal: For purposes of this Section 3.18, FMV shall be calculated and determined by the Appraiser.
(c) Execution: The Manager may exercise this option by delivering written notice to the Member within sixty (60) days of discovering the breach.

ARTICLE 4
MANAGEMENT OF THE COMPANY

Section 4.1 **Manager**. The business and affairs of the Company shall be managed, and all its powers shall be exercised by or under the direction of the Manager.

Section 4.2 **Powers of the Manager**. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Manager shall have the following powers and authorities:

(a) To conduct, manage and control the business and affairs of the Company and to make such rules and regulations as the Manager shall deem to be in the best interests of the Company;

(b) to conduct the sale, development, lease or other disposition of the Company's assets;

(c) to conduct the purchase or other acquisition of other assets of all kinds;

(d) to conduct the management of all or any part of the Company's assets;

(e) to appoint and remove officers, agents and employees of the Company, prescribe their duties and fix their compensation;

(f) to employ attorneys, accountants, and consultants;

(g) the opening of any bank or brokerage or money or investment accounts on behalf of the business, the borrowing of money and the granting of security interests in the Company's assets;

(h) the compromise or release of any of the Company's claims or debts;

(i) to lend money and borrow money and incur indebtedness for the purposes of the Company and to cause to be executed and delivered therefor, in the Company's name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, guaranty agreements, hypothecations or other evidence of debt and securities therefor;

(j) to designate an executive and/or other committees to serve at the pleasure of the Manager, and to prescribe the manner in which proceedings of such committees shall be conducted;

(k) to act as an agent of the Company before regulatory, administrative, and governmental proceedings; utilities; and similar entities and actions;

(l) to enter into any business arrangement with unaffiliated Persons including, without limitation, entering into joint venture, partnerships, joint tenancy, mergers and similar transactions;

(m) to make an election to be taxed as a corporation; and

(n) to make all other arrangements and do all things which are necessary or convenient to the conduct, promotion or attainment of the business, purposes, or activities of the Company.

Section 4.3 Unilateral Authority for Corporate Transformations.

4.3.1 Unilateral Power Granted. In addition to, and not in limitation of, any other powers granted to the Manager under this Agreement, the Founding Manager shall have the sole, absolute, and unilateral discretion—without requiring the vote, consent, approval, or signature of any other Member or interest holder—to cause the Company to re-domicile, convert, or merge into a Delaware corporation (C-Corp), Delaware limited liability company, Real Estate Investment Trust (REIT) or Umbrella Partnership Real Estate Investment Trust (UPREIT), or any other corporate or partnership holding structure to facilitate institutional capital rounds, venture financing, or strategic transactions.

4.3.2 Authorization to Execute Documents. The Founding Manager is hereby designated as the authorized person and attorney-in-fact for the Company and all Members to execute, acknowledge, verify, deliver, and file any and all documents, plans of merger, statements of conversion, certificates of incorporation, or regulatory notices necessary to effectuate such transaction with the Wyoming Secretary of State and any relevant foreign jurisdiction.

4.3.3 Statutory Override and Member Waiver. Pursuant to W.S. § 17-29-1014 and § 17-29-1101 *et seq.*, each Member hereby expressly consents to this provision, approves any future transformation initiated solely by the Founding Manager, and irrevocably waives any default statutory voting rights, approval rights, veto rights, or appraisal/dissenters' rights under the Wyoming Limited Liability Company Act regarding any plan of merger, conversion, or domestication.

4.3.4 Implementation and Related Amendments. In connection with any transaction authorized under this Section 4.3, the Founding Manager is authorized to unilaterally amend, restate, or terminate this Agreement, or to adopt a new corporate charter, bylaws, or shareholder agreements, provided that such corporate governance documents preserve the relative economic percentages of the Members (subject to dilution from the corresponding capital round).

Section 4.4 **Duties and Conflicts**.

4.4.1 The Manager shall devote such time to the Company's business as it, in its sole discretion, may deem to be necessary or desirable in connection with the Manager's responsibilities and duties hereunder.

4.4.2 The Manager shall not be liable to the Company or any Member for action or inaction taken in good faith for a purpose that was reasonably believed to be in the best interests of the Company; for losses due to such action or inaction; or for the negligence, dishonesty or bad faith of any employee, broker or other agent of the Company, provided that such employee, broker or agent was selected, engaged or retained with reasonable care. The Manager may consult with counsel and accountants on matters relating to the Company and shall be fully protected and justified in acting in accordance with the advice of counsel or accountants, provided that such counsel or accountants shall have been selected with reasonable care. Notwithstanding any of the foregoing to the contrary, the provisions of this Section 4.4 shall not be construed so as to relieve (or attempt to relieve) any person of any liability incurred (1) as a result of recklessness or intentional wrongdoing, or (2) to the extent that such liability may not be waived, modified or limited under applicable law.

4.4.3 Notwithstanding any other provision of this Agreement, to the extent that, at law or in equity, the Manager or any other indemnitee would have duties (including fiduciary duties) to the Company, to any Member, to any Person who acquires an interest in the Company or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties expressly set forth herein.

4.4.4 Except as otherwise provided herein, the Manager shall have no duty or obligation to consult with or seek the advice of the Members. The Members may advise the Manager, but Managers are not required to accept such advice.

Section 4.5 **Agency Authority of Manager**. If more than one Manager holds office, then each of them shall be authorized to act for the Company, including to sign checks and to enter into contracts and incur obligations on behalf of the Company.

Section 4.6 **Limited Liability**. Except as expressly set forth in this Agreement or required by law, no Manager shall be personally liable for any debt, obligation, or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager of the Company.

Section 4.7 **Number and Qualifications of Managers**. The authorized number of managers that shall constitute the managers shall be not less than one (1) nor more than three (3). Subject to the provisions of the Act, any limitations set forth in this Agreement (including the terms of Section 2.4 hereof) and any limitations in the Articles of Organization, the authorized number of managers may be changed from time to time by the Manager. The exact number of managers shall be fixed from time to time, within the limits specified in this Section 4.7, by the managers then in office. The number of managers comprising the managers shall initially be one (1). A Manager may, but need not, be a Member of the Company.

Section 4.8 Election and Removal of Manager.

4.8.1 Except as provided in Subsection 4.8.2, the Manager will be elected and/or removed by the vote of Member(s) holding not less than a majority of the Membership Interest.

4.8.2 The name of the initial Manager, to hold office from and after the date of this Agreement, is Ms. K. Derhem. Ms. K. Derhem is designated as the founding manager ("Founding Manager") and shall serve indefinitely unless she resigns, dies, becomes legally incapacitated, or is removed for Cause by a vote of Members holding at least sixty-six and two-thirds percent (66 2/3%) of the Eligible Class A Units. In the event the Founding Manager resigns, dies, or is certified in writing by her licensed physician as legally or medically incapacitated, her designated successor (or next living direct bloodline descendant as set forth in a written Designation of Successor filed by the Founding Manager with the Company records) shall automatically succeed as sole Manager with identical powers.

4.8.3 Notwithstanding any provision herein to the contrary, the rights, powers, and indefinite tenure of the Founding Manager seat granted to sequential Permitted Successors shall terminate exactly twenty-one (21) years after the death of the last surviving descendant of the initial Founding Manager who was alive at the time this Agreement was executed.

4.8.4 Removal of Manager for Cause. All Class A Members (other than the Manager) who collectively own sixty-six and two-thirds (66 2/3%) of the Eligible Class A Units shall issue a notice to perform (the "Notice to Perform") to the Manager in accordance with the notice provision in this Agreement. For purposes of this Section 4.8, "Eligible Class A Units" shall mean all outstanding Class A Units other than those held by the Manager or any Member controlled by or affiliated with the Manager. The Notice to Perform shall describe the matters of concern to the Members and shall give the Manager up to sixty (60) days to correct the matter of concern to the satisfaction of the voting Members. If the Manager fails to respond to the concerns or demands contained in such Notice to Perform then the Manager may be immediately removed, temporarily or permanently, "for Cause" determined by: (a) a vote of the Members pursuant to Subsection 4.8.4, or (b) by an arbitrator or judge per Section 15.7 of this Agreement. Note, however, that removal of the Manager may require approval of a lender or substitution of a loan guarantor if any loan was conditioned on the qualifications of the Manager.

4.8.5 Any Manager may be removed for Cause upon the vote of not less than a sixty-six and two-thirds percent (66 2/3%) of the Eligible Class A Units. In the event of removal for Cause, the removal shall be effective sixty (60) days following the vote. For purposes of this Agreement, "for Cause" shall mean exclusively the following acts committed by the Manager:

(a) **Fraud:** A final, non-appealable conviction of, or plea of guilty or nolo contendere to, a felony involving civil or criminal fraud against the Company; and

(b) **Theft:** A final, non-appealable judicial determination by a court of competent jurisdiction that the Manager committed the intentional, unauthorized taking or conversion of Company funds, property, or assets for personal gain, resulting in direct financial harm to the Company.

No other act, omission, breach of contract, or failure to perform duties shall constitute "for Cause" under this Agreement. All other standard common law or statutory definitions of "for Cause" are hereby expressly waived and excluded by the parties.

Section 4.9 Vacancies; Resignations.

4.9.1 Except as otherwise provided in Subsection 4.8.2 with respect to the Founding Manager, a vacancy shall be deemed to exist in case of the death, Bankruptcy, mental incompetence, resignation or removal of any Manager, if the authorized number of managers be increased, or if the Members fail, at any meeting of the Members at which any manager or managers are to be elected, to elect the full authorized number of managers to be voted for at that meeting.

4.9.2 Except for vacancies resulting from the death, resignation, or legal/medical incapacity of the Founding Manager (which shall be filled automatically pursuant to Subsection 4.8.2), all other Manager vacancies shall be filled by the affirmative vote or written consent of Members holding a majority of the Interests.

4.9.3 Any Manager may resign effective upon giving thirty (30) days' written notice to the Members of the Company, unless the notice specifies a later time for the effectiveness of such resignation. In the event of a resignation by the Founding Manager, succession shall be governed automatically by Subsection 4.8.2. For any non-Founding Manager, a majority of the other managers then in office, or failing such action the Members holding a majority of the Interests, shall have power to elect a successor to take office when the resignation becomes effective.

Section 4.10 Managers May Engage in Other Activities. The Manager shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. The Manager shall not be obligated to offer to the Company or to Members any opportunity to participate in any such other business venture, nor shall the Manager be obligated to obtain permission of the Members in order to engage in other activities. Neither the Company nor the Members shall have any right to any income or profit derived from any such other business venture of Manager.

Section 4.11 Transactions of Managers with the Company. Subject to any limitations set forth in this Agreement, the Company may transact business with any Manager, Member, officer, agent or Affiliate thereof provided the terms of those transactions are no less favorable than those the Company could obtain from unrelated third parties. Subject to the Act, such Manager has the same rights and obligations with respect thereto as a Person who is not a Member or Manager.

Section 4.12 Compensation of Manager. Any Manager rendering services to the Company, including the Founding Manager, is entitled to compensation as shall be determined from time to time by the Member(s) holding the majority of the total Membership Interests.

Section 4.13 Reimbursement. The Company will reimburse the Managers or Members for all direct, documented and reasonable out-of-pocket expenses incurred in managing or representing the Company subject to the approval of by the Member(s) holding the majority of the total Membership Interests.

Section 4.14 **Parallel Funds, Special Purpose Entities and Co-Investment Opportunities**. The Manager may, in its discretion and to the extent permitted by applicable law, create or sponsor partnerships or other vehicles that will be formed for participating pro rata and pari passu in the portfolio companies of the Company (each a "Parallel Fund"). It is the intention of the Manager that the Manager of the Company will also act as the Manager of the Parallel Fund; provided, however, if such an arrangement were to become prohibited or result in a conflict of interest, a separate Manager will be established. The Parallel Fund will contain the similar economic terms, rights, restrictions and obligations for its investors as are applicable to Members in the Company.

Where the Manager deems it appropriate, the Company may use special purpose entities as subsidiaries, including corporations, limited liability companies and limited partnerships to make and hold investments. The Manager may also cause the Company to invest through corporations, limited liability companies, limited partnerships, joint ventures (both with third-parties and Affiliates of the Manager), or other arrangements in which the Fund has an economic interest and where such arrangements are reasonably expected to preserve in all material respects the overall economic relationship of the Members.

To the extent that the Manager determines that any Company investment requires co-investment by third parties, the Manager may offer, but is not required to offer, to the Manager and all Members the opportunity to co-invest on a side-by side basis with the Fund and the Parallel Fund in such investment. The Manager shall have the right, in its sole discretion, to accept all, none or any portion of such Member's' capital for such co-investment opportunity and may offer all or any portion of such co-investment opportunity to any third parties, and the terms offered to such third parties may be different than the co-investment terms offered to electing Members.

Section 4.15 **Communication**. The Manager shall establish titles for each Member and shall ensure that all material meetings and decisions are properly recorded. The Manager shall implement a comprehensive communication strategy to keep key business segments informed of ongoing strategy and operations. The Manager shall ensure a budget for the business, including all projected expenses (itemized), is prepared annually and distributed to all Members and the Company's accounting firm.

Section 4.16 **Nominee**. Title to the Company's assets will be held in the Company's name or in the name of any nominee that the Managers may designate. The Manager will have power to enter into a nominee agreement with any person, and such agreement may contain provisions indemnifying the nominee, except for his or her willful misconduct.

Section 4.17 **Exculpation**. Any act or omission of the Managers, the effect of which may cause or result in loss or damage to the Company or the Members, if done in good faith to promote the best interests of the Company, will not subject the Managers to any liability. At all times, the Manager shall be entitled to a presumption of good faith.

ARTICLE 5
INTERESTS

Section 5.1 **Interests**. The Interest of each Member in the Company shall be as set forth in the Register, subject to the Preferred Allocation schedule contained in ***Exhibit "1."***

Section 5.2 Capital Accounts. A Capital Account shall be maintained for each Member on the books of the Company. Each Member's Capital Account shall be credited with the amount of any capital contribution made by such Member pursuant to Section 6.1 and Section 6.4 below and shall be adjusted appropriately to take into account all items of income, gain, loss or deduction allocated to each Member pursuant to Article 7 hereof and all distributions to each Member pursuant to Article 8 hereof. A single Capital Account shall be maintained for each Member (regardless of the class of Interests owned by such Member and regardless of the time or manner in which such Interests were acquired) in accordance with the capital accounting rules of Code §704(b) and the regulations thereunder (including without limitation Section 1.704- 1(b)(2)(iv) of the Income Tax Regulations). In general, under such rules, a Member's Capital Account shall be:

(a) increased by (i) the amount of money contributed by the Member to the Company (including the amount of any Company liabilities that are assumed by such Member other than in connection with distribution of Company property), (ii) the fair market value of property contributed by the Member to the Company (net of liabilities secured by such contributed property that under Code §752 the Company is considered to assume or take subject to), and (iii) allocations to the Member of Company income and gain (or item thereof), including income and gain exempt from tax; and

(b) decreased by (i) the amount of Available Funds distributed to the Member by the Company as a return of Capital Contributions (including the amount of such Member's individual liabilities that are assumed by the Company other than in connection with contribution of property to the Company), (ii) the fair market value of property distributed to the Member by the Company (net of liabilities secured by such distributed property that under Code §752 such Member is considered to assume or take subject to), (iii) allocations to the Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to capital account, and (iv) allocations to the Member of Company loss and deduction (or item thereof).

Where Code §704(c) applies to Company property or where Company property is revalued pursuant to paragraph (b)(2)(iv)(t) of Section 1.704-1 of the Income Tax Regulations, each Member's Capital Account shall be adjusted in accordance with paragraph (b)(2)(iv)(g) of Section 1.704-1 of the Income Tax Regulations as to allocations to the Members of depreciation, depletion, amortization and gain or loss, as computed for book purposes with respect to such property.

When Company property is distributed in-kind (whether in connection with liquidation and dissolution or otherwise), the Capital Accounts of the Members shall first be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Account previously) would be allocated among the Members if there were a taxable disposition of such property for the fair market value of such property (taking into account Code §7701(g)) on the date of distribution.

The Manager shall direct the Company's accountants to make all necessary adjustments in each Member's Capital Account as required by the capital accounting rules of Code §704(b) and the regulations thereunder.

<u>Section 5.3</u> **<u>Return of Capital</u>**. No Member shall be liable for the return of the capital contributions (or any portion thereof) of any other Member, it being expressly understood that any such return shall be made solely from the assets of the Company. No Member shall be entitled to withdraw any part of such Member's Capital Contributions or Capital Account, to receive interest on such Member's Capital Contributions or Capital Account or to receive any distributions from the Company, except as expressly provided for in this Agreement or under the Act as then in effect.

<u>Section 5.4</u> **<u>Liability</u>**. Except as otherwise provided by the Act or this Agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member. Except as otherwise expressly required by law, a Member, in such Member's capacity as such, shall have no liability in excess of (i) such Member's Capital Account and share of any undistributed profits of the Company, (ii) such Member's obligations to make other payments pursuant to the obligation to make capital contributions to the Company hereunder which shall be an obligation strictly among and enforceable by the Members, and no third party shall be a third-party beneficiary thereof, and (iii) the amount of any distributions wrongfully distributed to such Member.

ARTICLE 6
CAPITAL CONTRIBUTIONS, WITHDRAWALS AND LOANS

<u>Section 6.1</u> **<u>Initial Capital Contributions</u>**. Each Member shall make the initial capital contributions to the Company (each, an "<u>Initial Capital Contribution</u>"), in accordance with the amounts set forth in the Register, as amended from time to time. Upon the making of such contributions, such amounts shall be credited to the Members' respective Capital Accounts. Each Member understands and assumes the risk of investing in the Company and shall be without recourse, including against the Company's assets, should he lose his investment.

<u>Section 6.2</u> **<u>Non-Member Loans to the Company</u>**. The Company may obtain such further funds as it requires for its operations from sources and on terms, which are acceptable in the sole discretion of the Manager, subject to the restrictions herein contained. Neither the Company nor any Member shall have any personal liability as a result of any such borrowing unless any of the Members shall agree in writing to be personally liable.

<u>Section 6.3</u> **<u>Member Loans to the Company</u>**. In the event that the Company shall require funds in order to carry out the purposes of the Company and such funds shall not be available from either prior capital contributions of the Members or the proceeds of a third-party loan to the Company, then with consent of the Manager and subject to the restrictions hereof, any Member may, but shall not be required to, loan to the Company such required funds. In the event such a loan is made, the same shall not be considered an increase in the Member's Capital Account or an increase in such Member's share of the profits. Each such loan shall be without recourse and shall be upon such terms as shall be agreed to by the lending Member and shall be evidenced by a promissory note duly executed by the Manager on behalf of the Company and delivered to the lending Member.

<u>Section 6.4</u> **<u>Additional Capital Contributions</u>**.

6.4.1 If the Manager at any time or from time to time determines that the Company requires additional Capital Contributions, then the Manager shall give notice to each Class B Member of (i) the total amount of additional Capital Contributions required, (ii) the reason the

additional Capital Contribution is required, (iii) each Class B Member's proportionate share of the total additional Capital Contribution, and (iv) the date each Class B Member's additional Capital Contribution is due and payable, which date shall be no less than ten (10) days after the notice has been given. Each Class B Member's share of the additional Capital Contribution shall be payable in cash or by certified check, or wire transfer.

6.4.2 Notwithstanding anything herein to the contrary, no Member shall be required to make any Additional Capital Contribution to the Company.

6.4.3 If a Class B Member fails to pay all or any portion of any additional Capital Contribution required under Subsection 6.4.1 within thirty (30) days of written notice (each, a "Non-Contributing Member"), then each Class B Member other than any Non-Contributing Member (each, a "Contributing Member") shall have the right, but not the obligation, to contribute to the Company (in addition to its initial pro rata share of the additional Capital Contribution) its pro rata portion of those amounts that the Non-Contributing Member fails to contribute (the "Remaining Contribution"), and the Manager shall have the right to re-allocate the Percentage Interests amongst the Class B Members based on the then Capital Contributions made by the Contributing Members and Non-Contributing Members, including the right to issue additional Class B Units to the Contributing Members.

6.4.4 Each Class B Member shall receive a credit to such Class B Member's Capital Account in the amount of any additional Capital Contribution which he, she or it makes to the Company and shall receive such other rights as have been approved by the Manager in connection with such additional Capital Contribution in accordance with the terms of this Agreement.

6.4.5 Immediately following any additional Capital Contribution, additional Class B Units may be issued and the Percentage Interests of the Class B Members may be adjusted if the Manager determines that the Percentage Interests of the Class B Members are to be altered as a result of the additional Capital Contribution, and the Register shall be revised to reflect any such additional Capital Contribution and any such adjustment of Units and the Percentage Interests of the Class B Members. Any revision of the Register in accordance with the preceding sentence shall require only the consent of the Manager (and not any consent of the Class B Members).

6.4.6 In the event any Remaining Contribution is not fully satisfied by additional Capital Contributions of the Contributing Members, the Manager may, but shall not be required to, contribute to the Company the amount required to satisfy the Remaining Contribution as a loan (a "Contribution Loan") to the Non-Contributing Member. The Manager shall have the option of obtaining a third-party loan or using its own funds to fund the proceeds for any such Contribution Loan. Such Contribution Loan shall not be treated as a Capital Contribution by the Manager or entitle the Manager to a Percentage Interest. The Contribution Loan (or Contribution Loans if more than one), shall each be deemed a loan owing by the Non-Contributing Member to the Manager, as applicable. The Contribution Loan shall be repayable only out of the Available Funds and/or Net Operating Revenue otherwise distributable to the Non-Contributing Member which shall be paid directly to the Manager, as the case may be and, if more than one, then in proportion to the amounts of their Contribution Loans, until such Manager's Contribution Loan or Contribution Loans, as the

case may be, and accrued and unpaid interest thereon have been paid in full. The Contribution Loan shall bear interest at the lower of fifteen percent (15%) per annum or the maximum rate permitted by law.

ARTICLE 7
ALLOCATION OF PROFITS AND LOSSES; TAX AND ACCOUNTING MATTERS

Section 7.1 **Allocations**. Each Member's distributive share of income, gain, loss, deduction or credit (or items thereof) of the Company as shown on the annual federal income tax return prepared by the Company's accountants or as finally determined by the United States Internal Revenue Service (the "IRS") or the courts, and as modified by the capital accounting rules of Code §704(b) and the Income Tax Regulations thereunder, as applicable, shall be determined as follows:

7.1.1 Allocations. Except as otherwise provided in this Section 7.1:

(a) items of income, loss, deduction or credit (or items thereof) shall be first allocated among the Members in accordance with the Preferred Allocation outlined in **Exhibit "1"**. Except that items of loss or deduction allocated to any Member pursuant to this Section 7.1 with respect to any taxable year shall not exceed the maximum amount of such items that can be so allocated without causing such Member to have a deficit balance in his, hers, or its Capital Account at the end of such year, computed in accordance with the rules of paragraph (b)(2)(ii)(d) of Section 1.704-1 of the Income Tax Regulations. Any such items of loss or deduction in excess of the limitation set forth in the preceding sentence shall be allocated as follows and in the following order of priority:

(1) first, to those Members who would not be subject to such limitation, in proportion to their Percentage Interests; and

(2) second, any remaining amount to the Members in the manner required by the Code and Income Tax Regulations.

(b) items of income and gain (or items thereof) shall be first allocated to the Members in the same manner that losses were allocated pursuant to Section 7.1.1(a) in order to reverse any loss allocations.

Subject to the provisions of Subsections 7.1.2 – 7.1.11, inclusive, of this Agreement, the items specified in this Section 7.1 shall be allocated to the Members as necessary to eliminate any deficit Capital Account balances and thereafter to bring the relationship among the Members' positive Capital Account balances in accord with their pro rata interests.

7.1.2 Allocations With Respect to Property. Solely for tax purposes, in determining each Member's allocable share of the taxable income or loss of the Company, depreciation, depletion, amortization and gain or loss with respect to any contributed property, or with respect to revalued property where the Company's property is revalued pursuant to paragraph (b)(2)(iv)(f) of Section 1.704-1 of the Income Tax Regulations, shall be allocated to the

Members in the manner (as to revaluations, in the same manner as) provided in Code §704(c). The allocation shall take into account, to the full extent required or permitted by the Code, the difference between the adjusted basis of the property to the Member contributing it (or, with respect to property which has been revalued, the adjusted basis of the property to the Company) and the fair market value of the property determined by the Members at the time of its contribution or revaluation, as the case may be.

7.1.3 Minimum Gain Chargeback. Notwithstanding anything to the contrary in this Section 7.1, if there is a net decrease in Company Minimum Gain or Company Nonrecourse Debt Minimum Gain (as such terms are defined in Sections 1.704- 2(b) and 1.704-2(i)(2) of the Income Tax Regulations, but substituting the term "Company" for the term "Partnership" as the context requires) during a Company taxable year, then each Member shall be allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in the manner provided in Section 1.704-2 of the Income Tax Regulations. This provision is intended to be a "minimum gain chargeback" within the meaning of Sections 1.704-2(f) and 1.704-2(i)(4) of the Income Tax Regulations and shall be interpreted and implemented as therein provided.

7.1.4 Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704- 1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in his Capital Account created by such adjustments, allocations or distributions as promptly as possible; *provided* that an allocation pursuant to this Subsection 7.1.4 shall be made only if and to the extent that a Member would have such a deficit balance after all other allocations provided for in this Article have been tentatively made as if this Subsection 7.1.4 were not in the Agreement.

7.1.5 Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any taxable year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations, each such Member shall be specially allocated items of partnership income and gain in the amount of such excess as quickly as possible; *provided* that an allocation pursuant to this Subsection 7.1.5 shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article have been tentatively made as if Subsection 7.1.4 and this Subsection 7.1.5 were not in this Agreement.

7.1.6 Depreciation Recapture. Subject to the provisions of Code §704(c) and Subsections 7.1.2 – 7.1.4, inclusive of this Agreement, gain recognized (or deemed recognized under the provisions hereof) upon the sale or other disposition of Company property, which is subject to depreciation recapture, shall be allocated to the Member who was entitled to deduct such depreciation.

7.1.7 Loans. If and to the extent any Member is deemed to recognize income as a result of any loans pursuant to the rules of Code §§1272, 1273, 1274, 7872 or 482, or any similar provision now or hereafter in effect, any corresponding resulting deduction of the

Company shall be allocated to the Member who is charged with the income. Subject to the provisions of Code §704(c) and Subsections 7.1.2 – 7.1.4, inclusive, of this Agreement, if and to the extent the Company is deemed to recognize income as a result of any loans pursuant to the rules of Code §§1272, 1273, 1274, 7872 or 482, or any similar provision now or hereafter in effect, such income shall be allocated to the Member who is entitled to any corresponding resulting deduction.

7.1.8 Tax Credits. Tax credits shall generally be allocated according to Section 1.704-1(b)(4)(ii) of the Income Tax Regulations or as otherwise provided by law. Investment tax credits with respect to any property shall be allocated to the Members pro rata in accordance with the manner in which Company profits are allocated to the Members under Subsection 7.1.1 hereof, as of the time such property is placed in service. Recapture of any investment tax credit required by Code §47 shall be allocated to the Members in the same proportion in which such investment tax credit was allocated.

7.1.9 Change of Pro Rata Interests. Except as provided in Subsections 7.1.6 and 7.1.7 hereof or as otherwise required by law, if the proportionate interests of the Members in the Company are changed during any taxable year, all items to be allocated to the Members for such entire taxable year shall be prorated on the basis of the portion of such taxable year which precedes each such change and the portion of such taxable year on and after each such change according to the number of days in each such portion, and the items so allocated for each such portion shall be allocated to the Members in the manner in which such items are allocated as provided in Subsection 7.1.1 during each such portion of the taxable year in question.

7.1.10 Effect of Special Allocations on Subsequent Allocations. Any special allocation of income or gain pursuant to Subsections 7.1.3 or 7.1.4 hereof shall be taken into account in computing subsequent allocations of income and gain pursuant to this Section 7.1 so that the net amount of all such allocations to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Section 7.1 if such special allocations of income or gain under Subsection 7.1.3 or 7.1.4 hereof had not occurred.

7.1.11 Nonrecourse and Recourse Debt. Items of deduction and loss attributable to Member nonrecourse debt within the meaning of Section 1.7042(b)(4) of the Income Tax Regulations shall be allocated to the Members bearing the economic risk of loss with respect to such debt in accordance with Section 1704-2(i)(l) of the Income Tax Regulations. Items of deduction and loss attributable to recourse liabilities of the Company, within the meaning of Section 1.752-2 of the Income Tax Regulations, shall be allocated among the Members in accordance with the ratio in which the Members share the economic risk of loss for such liabilities.

7.1.12 State and Local Items. Items of income, gain, loss, deduction, credit and tax preference for state and local income tax purposes shall be allocated to and among the Members in a manner consistent with the allocation of such items for federal income tax purposes in accordance with the foregoing provisions of this Section 7.1.

Section 7.2 **Accounting Matters**. The Manager shall cause to be maintained complete books and records accurately reflecting the accounts, business and transactions of the Company on a calendar-year basis and using U.S. generally accepted accounting principles (GAAP); provided, however, that books and records with respect to the Company's Capital Accounts and allocations of income, gain, loss, deduction or credit (or item thereof) shall be kept under U.S. federal income tax accounting principles as applied to partnerships.

7.2.1 The Company shall engage an independent certified public accountant or accounting firm, in the discretion of the Manager, to audit the Company's financial statements as of the end of each fiscal year. As soon as practicable after the end of such fiscal year, but in no event later than one hundred twenty (120) days after the end of such fiscal year, the Manager shall provide to each Member, (i) audited financial statements of the Company as of the end of and for such fiscal year, including a Statement of Assets, Liabilities and Members Equity and Statement of Operations, together with the report thereon of the Company's independent certified public accountant or accounting firm, (ii) a statement of Projects of the Company, including the cost of such Projects. No later than March 31st of each year the Company will provide (a) a Schedule K-1 for such Member with respect to such fiscal year, prepared in accordance with the IRS Code, together with corresponding forms for state income tax purposes, setting forth such Member's distributive share of Company items of Profit or Loss for such fiscal year and the amount of such Member's Capital Account at the end of such fiscal year, and (b) such other financial information and documents respecting the Company and its business as the Manager deems appropriate, or as a Member may reasonably require and request in writing, to enable such Member to prepare its federal and state income tax returns.

7.2.2 As soon as practicable after the end of each semi-annual period, but in no event later than ninety (90) days following the end of each such period, the Manager shall prepare and e-mail, mail or make available on its secure website portal, to each Member (i) the Company's unaudited financial statements as of the end of such fiscal semi-annual and for the portion of the fiscal year then ended, (ii) a statement of the properties of the Company, including the cost of all properties, and (iii) a report reviewing the Company's activities and business strategies for such period. The Manager shall cause the Company reports to be prepared in accordance with GAAP.

Section 7.3 **Fiscal Year**. The Company's fiscal year shall begin on January 1st and end on December 31st. The Manager may at any time elect a different fiscal year if permitted by the Code and applicable regulations of the United States Treasury.

Section 7.4 **Tax Status and Returns**.

7.4.1 The Company shall file as a partnership for Federal income tax purposes. Any provision hereof to the contrary notwithstanding, solely for United States federal income tax purposes, each of the Members hereby recognizes that the Company may be subject to the provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, the filing of U.S. Partnership Returns of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

7.4.2 The Manager shall prepare or cause to be prepared all tax returns and statements, if any, that must be filed on behalf of the Company with any taxing authority and shall make timely filing thereof. Within ninety (90) days after the end of each calendar year, the Manager shall prepare or cause to be prepared and delivered to each Member a report setting forth in reasonable detail the information with respect to the Company during such calendar year reasonably required to enable each Member to prepare such Member's federal, state and local income tax returns in accordance with applicable law then prevailing.

7.4.3 Unless otherwise provided by the Code or the Income Tax Regulations thereunder, the Manager shall be the "Partnership Representative," as such term is used in Code §6223 (the "Partnership Representative"). The Partnership Representative shall make all decisions for the Company relating to tax matters including, without limitation, whether to make any tax elections (including the election under Code §754), the positions to be taken on the Company's tax returns and the settlement, further contest or litigation of any audit matters raised by the Internal Revenue Service or any other taxing authority.

7.4.4 The Tax Matters Member shall be the "Partnership Representative" for U.S. federal income tax purposes.

(a) The Partnership Representative shall have all of the authority, duties and responsibilities as set forth in Code §§6221 – 6241 and the regulations thereunder (the "Partnership Audit Rules") including but not limited to elections related to an audit; matters arising from the audit; the audit proceedings, including receiving notices of the commencement of an audit and requests for information; providing information to the IRS with regards to the audit; meeting with IRS personnel to discuss and settle the audit; extending the statute of limitations for the Members and the Company; binding the Company and the Members to a settlement with respect to the audit matters; electing not to contest the notice of final Company adjustments in court or to contest all or any portion of the matter in court and to choose the court forum; filing an election out; making decisions regarding the payment of the imputed underpayment; making a push-out election; entering into a closing agreement with the IRS; requesting multiple imputed underpayments; filing an Administrative Adjustment Request (AAR); and deciding whether to settle with IRS appeals or to settle litigation and whether to appeal an adverse court decision.

(b) The Partnership Representative must accept such appointment in writing if desired by the Manager and provide a written confirmation to the partnership that it satisfies the substantial presence requirement of Code §6223(a) and the regulations thereunder. A Partnership Representative shall serve until his, her, or its death, resignation, incapacity, bankruptcy, revocation/removal, or a determination by the Internal Revenue Service that the designation is not effective.

(c) The Partnership Representative may, with the consent of the Manager, timely file such election forms, statements and other information required by the Partnership Audit Rule to make the push-out election, as provided in Code §6226.

(d) Resignation. A Partnership Representative may resign at any time by giving written notice to the Manager. The resignation of the Partnership

Representative shall take effect upon the appointment of a successor Partnership Representative or at such other time agreed upon by the Manager. The resigning Partnership Representative shall follow the directions of the Manager in connection with the appointment of a successor Partnership Representative and the filing of such statements, forms and other document with the IRS as required by the Partnership Audit Rules. Notwithstanding the foregoing, in the event such resignation is not effective for purposes of the Partnership Audit Rules, the resigning Partnership Representative shall take any and all actions and sign and deliver any and all documents, instruments, elections and agreement as directed by the Manager until such resignation is effective for purposes of the Partnership Audit Rules.

(e) Revocation of Designation. The designation of Partnership Representative may be revoked with or without cause by a written notice from the Manager. The Partnership Representative whose designation has been revoked shall follow the directions of the Manager in connection with the appointment of a successor Partnership Representative and the filing of such statements, forms and other document with the IRS as required by the Partnership Audit Rules. Notwithstanding the foregoing, in the event such revocation is not effective for purposes of the Partnership Audit Rules and in any event prior to the effective appointment of a successor, the Partnership Representative whose designation has been revoked shall take any and all actions and sign and deliver any and all documents, instruments, elections and agreement as directed by the Manager until such revocation is effective for purposes of the Partnership Audit Rules.

(f) Vacancies. If there is a vacancy in the position of Partnership Representative, a successor Partnership Representative shall be designated by the Manager.

(g) Compensation. The Partnership Representative may receive reasonable compensation for the services rendered, to be determined by the Manager.

(h) Costs, Expenses and Professional Fees. The Company shall reimburse the Partnership Representative for all costs and expenses reasonably incurred in connection with his/her/its actions under the Partnership Audit Rules. The Partnership Representative is hereby authorized to engage professionals, experts and advisors in connection with its performance of its duties under the Partnership Audit Rules and incur costs, expenses, professional and other fees on behalf of the Company. The Partnership Representative shall obtain approval of the Class B Members holding a majority of the Class B Units in advance of incurring any expense in excess of fifty thousand dollars ($50,000) in connection with the engaging professionals, experts, advisors, audits, appeal, and litigation through all appeals.

(i) Standard of Care. The Partnership Representative shall act in good faith and shall use commercially reasonable best efforts to carry out the duties, authority and responsibilities set forth in this Agreement and the Partnership Audit Rules. The Partnership Representative does not, in any way, guarantee the results of any Company audit. The Partnership Representative shall have no conflict of interest

that would violate his/her/its fiduciary duties to the Company. The Partnership Representative shall be subject to a confidentiality requirement.

(j) Partnership Representative Has No Exclusive Duty to Company. The Partnership Representative shall not be required to act in such capacity as his/ her/its sole and exclusive function. The Partnership Representative shall devote such time to this position as is commercially reasonable to fulfill her obligations, responsibilities and duties.

(k) Correction of Economic Distortions. The Members intend that the economic consequences of an imputed underpayment for any reviewed year shall be borne by the Members in the same manner as if the adjustments had been correctly reported on the reviewed year Membership return. Therefore, notwithstanding anything to the contrary herein, the Partnership Representative shall cause the Company to make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's capital account balance at the end of the adjustment year is to the extent possible, equal to the capital balance such Members would have had if all Company items in the reviewed year had been allocated to the Members in accordance with the adjustments as determined by the notice of final Membership adjustments, any settlement with the IRS, the Justice Department or the final court decision, whichever is applicable. In addition, the Manager shall have the authority to require reviewed year Members who have transferred their Interests to reimburse the Company for the imputed underpayment.

(l) Limitation on Authority of Partnership Representative. Notwithstanding anything to the contrary herein, the Partnership Representative shall not make any material agreements with the Internal Revenue Service (including waivers of statute of limitations), election, settlement or take any actions to settle or to litigate any adjustments set forth in the notice of final partnership adjustment under the Partnership Audit Rules without the written consent of the Manager. The Partnership Representative must receive the prior approval of the Manager prior to filling all protest, court filings, settlements, etc., and other written communications with the IRS.

(m) Duties Owed by the Members to the Partnership Representative. Each Member hereby covenants and agrees to promptly provide the Partnership Representative with all information regarding the Member's tax returns and tax liabilities as requested from time to time, including but not limited to proof that the Member has filed an amended return and paid any resulting tax, the Member's address, taxpayer identification number and current contact information, the Member's status as a tax- exempt Member, the tax rate applicable to the Member and the Member's status as an eligible Member. The Member's obligations hereunder shall continue notwithstanding the Member ceasing to be a Member whether resulting from a transfer, sale, withdrawal or other disposition of his/her/its Interests. Each Member shall notify the Partnership Representative of any inconsistent treatment of any Membership item on the Member's return and of any settlement with the IRS regarding any Membership items.

(n) Reliance on Advice. The Partnership Representative may rely on the services and advice of attorneys, accountants and other professional advisors or experts. The Partnership Representative shall not be liable to the Company or to any Member for damages, losses, or costs, any loss of value or any liability arising from such reliance.

(o) Binding Effect of Actions by Partnership Representative. The Company and the Members hereby agree and acknowledge that (1) the actions of the Partnership Representative in connection with the Partnership Audit Rules shall be binding on the Company and the Members; and (2) neither the Company nor the Members have any right to contact the IRS or participate in an audit or proceedings under the Partnership Audit Rules.

(p) Communications to Members. The Partnership Representative shall provide reports to the Members on a reasonable basis to keep them reasonably informed of the status, issues and resolution of any Company income tax audit. The Partnership Representative shall provide the Manager and all Members with copies of all notices from the IRS within seven (7) calendar days of receipt. The Partnership Representative is required to inform the Manager, within seventy-two (72) hours of setting any/all meetings with the IRS. The Partnership Representative shall regularly update the Manager of the progress of the audit and any court proceeding. The Partnership Representative shall submit periodic written reports to the Manager concerning the status of the Company audit.

(q) Election. If and when every Member qualifies as eligible member under the Partnership Audit Rules, the Partnership Representative shall make the "Opt-Out" election for the Company, as appropriate, for any year that Members remain qualified as eligible Members.

ARTICLE 8
DISTRIBUTIONS

Section 8.1 Distributions.

8.1.1 Subject to the reasonably anticipated business needs and opportunities of the Company, taking into account all debts, liabilities and obligations of the Company then due, working capital and other amounts which the Manager deems necessary for the Company's business or to place into reserves for customary and usual claims with respect to such business, and subject also to any restrictions under applicable law (including, without limitation, any obligation to withhold and remit any amounts to any governmental authority), the Manager shall distribute the Available Funds to the Members in such amounts and at such times as determined by the Manager in its sole discretion which distributions, if made, shall be in accordance with the Preferred Allocation outlined in **Exhibit "1"**.

8.1.2 Without limiting the generality of Subsection 8.1.1, if and to the extent that the Company is earning income which will result in the Members being subject to income tax on their distributive share of the Company's income, minimum distributions shall be made to the Members in such amounts and at such times (but in no event later than March 31 each year)

as shall be sufficient to enable the Members to meet United States income tax liability arising or incurred as a result of their participation in the Company. For the purposes of such distributions, it shall be assumed that the Members are taxable at combined U.S. federal individual, state and local rates of forty percent (40%). Any such distribution shall be made on a nondiscriminatory basis to all Members pro rata in accordance with their respective Percentage Interests. It is specifically recognized that in making a forty percent (40%) assumption regarding tax distributions, some Members may receive a distribution that is in excess of their actual tax liabilities, and some Members may receive a distribution that is less.

Section 8.2 **Form of Distributions**. No Member, regardless of the nature of the Member's Capital Contribution, has any right to demand and receive any distribution from the Company in any form other than money. The Manager will generally not cause the Company to make in-kind distributions; provided, however, that publicly traded securities (or interests convertible into such securities) may be distributed from time to time if, in the good faith discretion of the Manager, such distribution will result in a greater return for the Members.

Section 8.3 **Withholding from Distributions**. To the extent that the Company is required by law to withhold or to make tax or other payments on behalf of or with respect to any Member, the Company may withhold such amounts from any distribution and make such payments as so required. For purposes of this Agreement, any such payments or withholdings shall be treated as a distribution to the Member on behalf of whom the withholding or payment was made.

Section 8.4 **Code §754 Election**. In the event of a distribution of property to a Member, the death of an individual Member or a transfer of any interest in the Company permitted under the Act or this Agreement, the Company may, in the discretion of the Manager upon the written request of the transferor or transferee, file a timely election under Code §754 and the Income Tax Regulations thereunder to adjust the basis of the Company's assets under Code §734(b) or §743(b) and a corresponding election under the applicable provisions of state and local law, and the person making such request shall pay all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

ARTICLE 9
TRANSFERS OF COMPANY INTERESTS

Section 9.1 **Restriction on Transfer; Right of First Refusal**. No Member, shareholder (direct or indirect) of a corporate Member, partner (whether general or limited) of a Member which is a partnership (general or limited), member of a Member which is a limited liability company or owner of all or any portion of any other entity which is a Member or which has a beneficial interest, either direct or indirect, in a Member, may Transfer, directly or indirectly, or by operation of law or otherwise, any interest in the Company or in such corporation, partnership or other entity (each an "Intermediary"), except as hereinafter set forth in this Article 9 or otherwise with the prior written consent of the Manager. Any Transfer of any Interest in the Company or an Intermediary in contravention of this Article 9 shall be null and void. No Member, without the prior written consent provided in the sole discretion of the Manager (other than the retiring or withdrawing Member), shall retire or withdraw from the Company, except as a result of such Member's death, disability, insanity, incompetency or the final adjudication of such Member as Bankrupt or a Permitted Transfer in accordance with Article 9.

Section 9.2 **Permitted Transfers**. Subject to the conditions and restrictions set forth in Section 9.3, Section 9.4 and Section 9.9 hereof (but not Section 9.1), any Member or Assignee may at any time Transfer, in whole or in part, such Person's Interests in the Company as follows (each, a "**Permitted Transfer**"):

9.2.1 To (i) any Affiliate of such Member, or (ii) a living or revocable trust for the benefit of the Member or such Member's Immediate Family (as hereinafter defined) (a "Family Trust") so long as the transferring Member is the sole trustee of such Family Trust. As used in this Article 9, the term "Immediate Family" shall mean any spouse, parents, children, including those adopted, siblings and direct descendants and spouses of any of the foregoing, of an individual. All Transfers requested by any Member shall be at the expense of the transferring Member who shall pay for all costs associated with the transfer, including, but not limited to attorney fees. Notwithstanding that the foregoing Transfers may be Permitted Transfers if the conditions of Section 9.3 are satisfied, and the transferee shall be an Assignee of Economic Rights only whose rights are restricted as provided in Section 9.8 below and the Act, unless and until such Assignee becomes a Substitute Member as provided in Section 9.8; and

9.2.2 A transfer, directly or indirectly, of ownership interests in any Member that is a limited liability company, corporation or limited partnership so long as the current members, shareholders or partners, as applicable, of such Member (i) owns, directly or indirectly, no less than fifty-one percent (51%) of the legal, beneficial and economic ownership interests in such Member, and (ii) controls all decisions of such Member; and,

9.2.3 In the event of the death or incapacity of an individual Member or in the event of the involuntary merger, consolidation, dissolution or liquidation of any Member not an individual, all of such Member's rights hereunder, including such Member's Interest, shall, subject to the remaining provisions of this Article 9, pass to such Member's personal representative, heir or distributee, in the case of an individual Member, or to such Member's legal successor, in the case of any Member not an individual. Upon and contemporaneously with any such transfer of a Member's Interest by operation of law, the Company shall purchase from the transferee of such Interest, and the transferee shall sell to the Company for a purchase price of one dollar ($1.00) for each Unit of the Interest transferred, all rights and interests of the transferee in the Company, other than the Economic Rights to its share of the Company's distributions and allocations, including such transferee's Management Rights, if any, except those rights that cannot be waived by an assignee of an economic interest in the Company pursuant to the Act.

Section 9.3 **Conditions to Permitted Transfers**. A Transfer shall not be treated as a Permitted Transfer under Section 9.2 and Section 9.4 hereof unless the Person's Interests have been held for no less than one (1) year and until the following conditions are satisfied:

9.3.1 Except in the case of a Transfer of a Person's interests in the Company at death, for estate planning purposes or involuntarily by operation of law, the transferor and Assignee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect such Transfer and to confirm the agreement of the Assignee to be bound by this Agreement, including the provisions of this Article 9. In the case of a Transfer of a Person's interests in the Company at death or involuntarily by operation of law, the Transfer shall be confirmed by

presentation to the Company of legal evidence of such Transfer, in form and substance satisfactory to counsel to the Company. The Assignee shall also deliver an estoppel certificate in form and substance satisfactory to the Manager, regardless of whether the Transfer occurs at death, by operation of law, or otherwise. In all cases, the Company shall be reimbursed by the transferor and/or Assignee for all costs and expenses that it reasonably incurs in connection with such Transfer.

9.3.2 Except in the case of a Transfer at death or involuntarily by operation of law or unless waived by the Manager, the transferor shall furnish to the Company an opinion of counsel, which counsel and opinion shall be satisfactory to the Company, that the Transfer will not cause the Company to terminate for federal income tax purposes and that such Transfer will not cause the application of the rules of Code Sections 168(g)(1)(B) and 168(h) (generally referred to as the "tax exempt entity leasing rules") or similar rules to apply to the Company, Company Property, or the Manager and Members.

9.3.3 The transferor and Assignee have obtained consent to the Transfer from any lender or mortgagee to whom the Company is obligated (if required) and have paid all fees and charges in connection therewith.

9.3.4 The transferor and Assignee shall furnish the Company with the Assignee's taxpayer identification number, sufficient information to determine the Assignee's initial tax basis in the Person's interests in the Company transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any Transfer until it has received such information.

9.3.5 Except in the case of a Transfer of a Person's interests in the Company at death or involuntarily by operation of law or unless waived by the Manager, either: (i) such Person's interests in the Company shall be registered under the Securities Act of 1933, as amended, and any applicable state securities laws, or (ii) the transferor shall provide an opinion of counsel, which opinion and counsel shall be satisfactory to the Company, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

9.3.6 Except in the case of a Transfer of a Person's interests in the Company at death or involuntarily by operation of law or unless waived by the Manager, the transferor shall provide an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the other Members, to the effect that such Transfer will not cause the Company to be deemed to be an "investment company" under the Investment Company Act of 1940.

Section 9.4 Right of First Refusal for Proposed Transfer. In addition to the other limitations and restrictions set forth in this Section 9.4, no Member or Assignee shall Transfer all or any portion of the Person's Class B Units in the Company (the "**Offered Units**"), unless the Person (the "**Seller**") first offers to sell the Offered Units pursuant to the terms of this Section 9.4.

9.4.1 Limitation on Transfers. No Transfer may be made under this Section 9.4 unless the Seller has received a bona fide written offer (the "**Purchase Offer**") from a Person

(the "**Purchaser**") to purchase the Offered Units for a purchase price (the "**Offer Price**") according to specified terms, with or without interest, which offer shall be signed by the Purchaser and irrevocable for a period ending no sooner than the day following the end of the Offer Period, as defined below.

9.4.2 Offer Notice. Prior to making any Transfer that is subject to the terms of this Section 9.4, the Seller shall give the Manager and the Company written notice (the "**Offer Notice**") which shall include a copy of the Purchase Offer and an offer (the "**Firm Offer**") to sell the Offered Units to the Manager and the Company (the "**Other Offerees**") for the Offer Price, payable according to the same terms as (or more favorable terms than) those contained in the Purchase Offer, provided that the Firm Offer shall be made without regard to the requirement of any earnest money or similar deposit required of the Purchaser prior to closing, and without regard to any security (other than the Offered Units) to be provided by the Purchaser for any deferred portion of the Offer Price.

9.4.3 Offer Period. The Firm Offer is irrevocable for the period (the "**Offer Period**") ending at 11:59 p.m., local time at the Company's principal place of business, on the thirtieth (30th) day following the day of the Offer Notice.

9.4.4 Order of Right of First Refusal. The right of first refusal for the parties to this Agreement shall be vested in the priority order of (i) the Manager and then (ii) to the Company.

9.4.5 Acceptance of Firm Offer. The acceptance of the Firm Offer shall follow the offer and acceptance process as defined in this Subsection 9.4.5:

(a) At any time during the first thirty (30) days of the Offer Period, the Manager may accept the Firm Offer as to all or any portion of the Offered Units, by giving written notice of the acceptance to the Seller and the Company, which notice shall indicate the maximum portion of the Offered Units that the Manager is willing (and legally able) to purchase.

(b) If the Manager does not notify the Company that it is willing to acquire all of the Offered Units, within thirty (30) days of a written notice of acceptance of partial Offered Units or failure to notice, the Company may accept the Firm Offer as to all or any portion of the Offered Units not accepted by the Manager, by giving written notice of the acceptance to the Seller, which notice shall indicate the maximum portion of the remaining Offered Units that the Company is willing to purchase.

(c) If the Manager and the Company ("**Accepting Offerees**"), in the aggregate, indicate a willingness to accept the Firm Offer as to the entire Offered Units, the Firm Offer shall be deemed to be accepted and each Accepting Offeree shall be deemed to have accepted that portion of the Firm Offer.

(d) If the Accepting Offerees do not accept the Firm Offer as to all of the Offered Interest during the Offer Period, the Firm Offer shall be deemed to be rejected in its entirety.

9.4.6 Closing of Purchase Pursuant to Firm Offer. If the Firm Offer is accepted, the closing of the sale of the Offered Units shall take place within thirty (30) days after the Firm

Offer is accepted or, if later, the date of closing set forth in the Purchase Offer. The Seller and all Accepting Offerees shall execute the documents and instruments as may be necessary or appropriate to effect the sale of the Offered Units pursuant to the terms of the Firm Offer and this Subsection 9.4.6.

Section 9.5 Sale Pursuant to Purchase Offer. If the Firm Offer is not accepted in the manner provided above, the Seller may sell the Offered Interest to the Purchaser at any time within sixty (60) days after the last day of the Offer Period, provided that the transfer is first approved in writing by the Manager in their sole discretion.

9.5.1 Grant of Rights. If the Manager grants approval, the Purchaser shall be admitted as a full Member with management and voting rights.

9.5.2 Refusal to Grant Rights. If the Manager withholds approval, the Purchaser shall only be admitted as an Assignee and shall be entitled only to receive the selling Member's share of profits and distributions, but shall have no management, voting, or inspection rights in the Company.

Section 9.6 Prohibited Transfers.

9.6.1 Any purported Transfer of a Person's interests in the Company that is not a Permitted Transfer shall be null and void and of no force or effect whatever; provided that, if the Company is required to recognize a Transfer that is not a Permitted Transfer (or if the Company, in its sole discretion, elects to recognize a Transfer that is not a Permitted Transfer), the interest transferred shall be strictly limited to the transferor's Economic Rights with respect to the transferred interests, with distributions first applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or Assignee may have to the Company.

9.6.2 In the case of a Transfer or attempted Transfer of a Person's interests in the Company that is not a Permitted Transfer, the parties engaging or attempting to engage in such Transfer shall indemnify and hold harmless the Company, Manager and the other Members from all cost, liability, and damage that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and attorneys' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

Section 9.7 Rights and Obligations of Assignees and Assignors.

9.7.1 An assignment of a Person's interest in the Company shall not itself dissolve the Company or entitle the Assignee to become a Member or exercise any Management Rights. An Assignee who acquires a Person's interests in the Company but who is not admitted as a Substitute Member pursuant to Section 9.8 hereof shall be entitled only to the Economic Rights with respect to such interests, and shall have no right to any information or accounting of the affairs of the Company, and shall not be entitled to inspect the books or records of the Company.

9.7.2 A Member's assignment of an interest in the Company shall, to the extent of the interest transferred, eliminate the Member's power and right to vote on any matter submitted to the Members, and for voting purposes the Units associated with the Member's

Interest shall not be counted as Units outstanding. The Assignee will have no Management Rights unless and until the Assignee becomes a Substitute Member, at which time the voting rights associated with the transferred interest shall be restored, and the transferred Units shall again be counted as Units outstanding. An Assignee shall have no liability as a Member solely as a result of the assignment. A Member who assigns an interest in the Company shall not be released from any liability to the Company solely as a result of the assignment of such Economic Rights.

9.7.3 In the event a court of competent jurisdiction charges a Membership Interest with the payment of an unsatisfied amount of a judgment with interest, to the extent so charged the judgment creditor shall be treated as an Assignee.

Section 9.8 Acceptance of Assignee as Substitute Member.

9.8.1 Subject to the other provisions of this Article 9, an Assignee may be admitted to the Company as a Substitute Member, with all of the Management Rights of a Member, only upon satisfaction of all of the conditions set forth below in this Section 9.8.

9.8.2 An Assignee may become a Member only with the Manager's sole discretion and written approval.

9.8.3 If required under the terms of any loans to the Company, the consent of such lenders to the admission of the Assignee as a Substitute Member.

9.8.4 The Assignee shall become a party to this Agreement as a Member by executing such documents and instruments as the Manager may reasonably request as may be necessary or appropriate to confirm such Assignee as a Member in the Company and such Assignee's agreement to be bound by the terms and conditions hereof.

9.8.5 The Assignee shall pay or reimburse the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the admission of the Assignee as a Member with respect to the Transferred Interests.

9.8.6 If the Assignee is not an individual of legal majority, the Assignee shall provide the Company with evidence satisfactory to counsel for the Company of the authority of the Assignee to become a Member and to be bound by the terms and conditions of this Agreement.

9.8.7 An Assignee who becomes a Substitute Member has, to the extent assigned, the rights and powers and is subject to the restrictions and liabilities of a Member under the Act, the Articles and this Agreement, and is also liable for any obligations of the assignor to make Contributions but is not obligated for liabilities reasonably unknown to the Assignee at the time the Assignee becomes a Member.

9.8.8 Even if an Assignee becomes a Substitute Member, the assignor is not released from the assignor's liability to the Company but ceases to be a Member when the Assignee becomes a Substitute Member with respect to the Transferred Membership Interest. The assignor shall be liable to the Company for payment when due of all obligations of the Assignor to the Company that exist as of the date of the Company's approval of the transfer of the Transferred Membership Interest and which are specifically and clearly identified in the

Members' approval of such transfer. Such obligations shall include any loans or overpayments from the Company to the assignor but shall not include liability for any Company obligations which are not the legal obligation of the assignor immediately prior to the approval of the Transferred Interest.

Section 9.9 Distributions and Allocations Regarding Transferred Interests. If any Person's interest in the Company is Transferred during any Fiscal Year in compliance with the provisions of this Article 9, Profits, Losses, each item thereof, and all other items attributable to such interest for such Fiscal Year shall be divided and allocated between the transferor and the Assignee by taking into account their varying interests during such Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Manager. All distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the Assignee. Solely for purposes of making such allocations and distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer, provided that, if the Company is given notice of a Transfer at least ten (10) business days prior to the Transfer, the Company shall recognize such Transfer as the date of such Transfer, and provided further that, if the Company does not receive a notice stating the date such interest was Transferred and such other information as the Manager may reasonably require within thirty (30) days after the end of the Fiscal Year during which the Transfer occurs, then all such items shall be allocated, and all distributions shall be made, to the Person who, according to the books and records of the Company, was the owner of the interest on the last day of the Fiscal Year during which the Transfer occurs. Neither the Company nor any Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 9.9, whether or not the Manager or the Company has knowledge of any Transfer of ownership of any interest.

Section 9.10 Creditors and Judgement Liens. Should a Member have a creditor with a judgment that issues an assignment of the Membership Interest to the creditor, the creditor will only obtain an assignment of the right to receive the distributions to which that Member would otherwise be entitled (a "Charging Order"). The creditor shall not receive any Membership rights, management rights, voting rights, or the right to inspect the books of the Company, nor shall the creditor have the right to dissolve the Company. The creditor must release the Member's Interests back to the Member upon the Member's satisfaction of the debt obligation.

Section 9.11 Unilateral Drag-Along Rights.

9.11.1 Drag-Along Trigger. The extraordinary unilateral rights granted under this Section 9.11 are personal to the Founding Manager and her continuing designated or bloodline successors acting pursuant to Subsection 4.8.2 and Subsection 4.8.3. If the Manager—provided such Manager is the Founding Manager or a valid, continuing Subsection 4.8.2 and Subsection 4.8.3 successor, and has not been removed for Cause—approves a Major Transaction, the Manager shall have the right, in its sole and absolute discretion, to require all Members (including Class A Members, Class B Member, noteholders, and advisors (collectively, the "Dragged Participants")) to vote for, consent to, and participate in such Major Transaction. For the purposes of this Section 9.11, a "Major Transaction" includes any sale of all or substantially all of the Company's assets, a merger, a consolidation, a corporate acquisition, or a Real Estate Investment Trust (REIT) roll-up transaction approved solely by the Founding Manager. This Section 9.11 expressly overrides the default statutory voting and approval thresholds set forth in W.S. § 17-29-407.

9.11.2 Obligations of Dragged Participants. Upon receiving written notice from the Founding Manager (the "Drag-Along Notice"), each Dragged Participant shall be legally bound to:

(a) Vote and Consent: Vote all Units or equity interests in favor of the Major Transaction and execute all required written consents.
(b) Execute Documents: Deliver and execute all transaction documents, including purchase agreements, merger agreements, indemnification agreements, and escrow agreements on the same general terms approved by the Founding Manager.
(c) Transfer Interests: Transfer, sell, or exchange their Units or equity interests as directed by the Founding Manager to effectuate the transaction.

9.11.3 Treatment of Noteholders and Advisors.

(a) Noteholders: Any outstanding promissory notes, convertible notes, or debt instruments shall either (i) automatically convert into equity units immediately prior to the closing of the Major Transaction to participate as equity holders, or (ii) be paid off, canceled, or exchanged for equivalent consideration in the surviving entity, as determined solely by the Founding Manager.
(b) Advisors: Any Advisor holding profit interests, options, warrants, or equity-based compensation shall be subject to this provision and must participate on a pro-rata basis based on their vested equity stake.

9.11.4 Distribution of Consideration. The total consideration from the Major Transaction shall be allocated and distributed among the participating parties in accordance with either Section 8.1 or Section 11.2 of this Agreement, whichever is applicable based on the legal structure of the Major Transaction as determined in the sole discretion of the Founding Manager. Notwithstanding the foregoing, any distribution of transaction consideration must strictly satisfy the Preferred Return and any unpaid accrued distributions owed to Class B Members in order of waterfall priority before any consideration is distributed to Class A Members. Dragged Participants shall receive the same form of consideration (e.g., cash, stock, or UPREIT units) as the Founding Manager, or cash equivalent if required to comply with securities laws.

9.11.5 Waiver of Statutory Appraisal and Dissenters' Rights. Each Dragged Participant hereby waives, to the fullest extent permitted under the Act, any and all dissenters' rights, appraisal rights, or similar rights to demand a judicial appraisal of the fair value of their Units in connection with any approved Major Transaction.

9.11.6 Power of Attorney. To secure the performance of each Dragged Participant’s obligations under this Section 9.11, each Dragged Participant hereby irrevocably appoints the Founding Manager as its true and lawful attorney-in-fact and proxy, with full power of substitution, to execute and deliver any documentation and take any actions necessary to consummate the Major Transaction if a Dragged Participant fails to do so within five (5) business days of receiving a Drag-Along Notice.

9.11.7 Limitation of Fiduciary Duties. Pursuant to W.S. § 17-29-110, the Members and Dragged Participants expressly agree that the Founding Manager's exercise of discretion under this Section 9.11 does not violate any duty of loyalty, duty of care, or the implied contractual covenant of good faith and fair dealing, provided the transaction treats members of the same class proportionally.

9.11.8 Absolute Exclusion of Globally Elected Managers. For the avoidance of doubt, the unilateral drag-along rights set forth in this Section 9.11 shall not apply to, vest in, or be exercised by any generic, third-party, or globally elected Manager appointed by a vote of the Members outside of the direct Subsection 4.8.2 succession pipeline. If a Manager is elected by the Members due to a vacancy, expiration of term, or following a successful removal of a prior Manager for Cause, such elected Manager shall have no authority to invoke this Section 9.11, and any Major Transaction must instead be approved via the default statutory voting thresholds set forth in W.S. § 17-29-407 and this Agreement.

ARTICLE 10
BOOKS AND RECORDS; RESERVES

Section 10.1 Reports. The Company shall prepare and file such annual, semi-annual, and current reports as are required by Regulation Crowdfunding (Regulation CF) and Regulation A promulgated by the U.S. Securities and Exchange Commission, as the same may be amended from time to time, as applicable to the Company's current and future offerings. The Company shall also prepare and file such reports as may be required by any federal, state, or local government agency to ensure Company compliance with any applicable laws or regulations.

Section 10.2 Books and Records; Examination. Proper and complete records and books of account shall be kept by the Company in which shall be entered fully and accurately all transactions and other matters relative to the Company's business as are usually entered into records and books of account maintained by Persons engaged in businesses of a like character, including the Capital Account established for each Member. The Company books and records shall be kept in a manner determined by the Manager in its good faith discretion to be most beneficial for the Company, subject to applicable law.

10.2.1 Limitations on Member Inspection Rights. Pursuant to maximum restrictions permitted under W.S. § 17-29-110(c)(vi) and W.S. § 17-29-410, the right of Members to inspect, copy, or receive information regarding the Company's books, records, and affairs is strictly limited to the statutory minimums required under the Act. The Company shall only be required to provide each Member with: (i) the Company's annual financial summary, and (ii) IRS Schedule K-1 (Form 1065) or equivalent state tax reporting documents relative to such Member.

10.2.2 Materiality Requirement and Prohibitions. Except for information explicitly required to be furnished under W.S. § 17-29-410 that is strictly material to the Member's unique rights and duties under this Agreement, no Member shall have the right to inspect, copy, review, or access any other records or information of the Company. For the avoidance of doubt, Members are strictly and explicitly barred from accessing, reviewing, or demanding production of: (i) daily bank statements, reconciliation reports, or transactional ledger data; (ii) contracts, agreements, or arrangements with vendors, suppliers, clients, or third parties; and (iii) internal

communications, emails, text messages, notes, memos, or negotiations involving the Manager, the Company, or its representatives.

10.2.3 Delivery, Reasonableness, and Expense. Any demand for data or inspections permitted under W.S. § 17-29-410 must be made in a record received by the Company upon at least ten (10) days' reasonable notice**.** All such inspections or compilations shall occur during regular business hours on a date and time suitable for the Company, and shall be conducted at the requesting Member's sole expense. The Manager shall retain the sole discretion to determine the format of any annual financial summary disclosures.

Section 10.3 Reserves. The Manager shall establish Reserves in such amounts as it shall deem advisable.

Section 10.4 Filings. The Manager, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Manager, at the Company's expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to or restatements of, the Articles of Organization and all reports required to be filed by the Company with those entities under the Act or other then-current applicable laws, rules and regulations.

Section 10.5 Bank Accounts. The Manager shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

ARTICLE 11
TERMINATION

Section 11.1 Dissolution. The Company shall not be dissolved by the death, retirement, resignation, expulsion, bankruptcy, or dissolution of any Member, the occurrence of any other event that terminates the continued membership of any Member, or the admission of a new Member. Subject to the provisions of the Act, this Agreement (including the limitations set forth in Section 2.4) or the Articles of Organization, the Company shall be dissolved, and its affairs wound up upon the first to occur of the following events (each an "Events of Dissolution"):

(a) The happening of any event that makes it unlawful, impossible, or impractical to carry on the business of the Company;

(b) The unanimous written consent of all Members;

(c) The written decision of the Members(s) holding at least sixty-six and two-thirds percent (66 2/3%) of the total Membership Interests and the written consent of the Manager;

(d) Upon the sale of all or substantially all of the assets of the Company and the receipt of all consideration therefor; or

(e) The entry of a decree of judicial dissolution.

Section 11.2 Distributions Upon Liquidation.

11.2.1 Upon the occurrence of any event specified in Section 11.1, the Manager will take full account of the Company's liabilities and assets, and the Company's assets will be liquidated as promptly as is consistent with obtaining the fair value thereof. The proceeds from the liquidation of the Company's assets will be applied and distributed in the following order:

(a) First, to creditors in the payment and discharge of all of the Company's Debts and other Liabilities (whether by payment or the making of reasonable provision for payment thereof to the extent required by the Act), including any outstanding loans made by Members to the Company (other than liabilities for which reasonable provision payment has been made);

(b) Second, to the establishment of a reasonable reserve for any contingent liabilities of the Company, as determined by the Manager

(c) Third, to the Members, pro-rata in accordance with their Unrecovered Capital Contributions until such Capital Contributions have been returned in full;

(d) Fourth, in accordance with the profit and loss Allocations as found in Subsection 7.1.1.

Section 11.3 Filings. Upon the completion of the winding up, the Manager shall execute and file a statement of dissolution with the Wyoming Secretary of State and take all other necessary actions to terminate the Company's legal existence.

ARTICLE 12
INDEMNIFICATION AND INSURANCE

Section 12.1 Indemnification. Neither the Manager, nor their shareholders, officers, directors, employees or agents, shall have any liability whatsoever to the Company or to any Member for any loss suffered by the Company or any Member which arises out of any action or inaction of the Manager or any of their shareholders, officers, directors, employees or agents, so long as the Manager or such other Persons acted in good faith and in a manner which the Manager or such other Persons reasonably believed to be in or not opposed to the best interests of the Company and did not constitute fraud, bad faith or willful misconduct. The Manager and its shareholders, officers, directors, employees and agents and the employees and agents of the Company shall be entitled to be indemnified and held harmless by the Company, at the expense of the Company, against any loss, expense, claim or liability (including reasonable attorneys' fees, which shall be paid as incurred) resulting from the assertion of any claim or legal proceeding relating to the performance or nonperformance of any act concerning the activities of the Company, including claims or legal proceedings brought by a third- party or by Members, on their own behalf or as a Company derivative suit, so long as the party to be indemnified acted in good faith and in a manner which such party reasonably determined to be in or not opposed to the best interests of the Company and did not constitute fraud, bad faith or willful misconduct; provided, that any such indemnity shall be paid solely from the assets of the Company.

Section 12.2 **Insurance**. Nothing herein shall prohibit the Company from paying in whole or in part the premiums or other charge for any type of indemnity insurance in which the Manager or other agents or employees of the Manager or the Company are indemnified or insured against liability or loss arising out of their actual or asserted misfeasance or nonfeasance in the performance of their duties or out of any actual or asserted wrongful act against, or by, the Company including, but not limited to, judgments, fines, settlements and expenses incurred in the defense of actions, proceedings and appeals therefrom.

ARTICLE 13
INVESTMENT REPRESENTATIONS

Each Member, by such Member's execution of this Agreement, hereby represents and warrants to, and agrees with, the Manager, the other Members and the Company as follows:

Section 13.1 **Investment Intent**. Such Member is acquiring the Interest in Company for investment purposes and for such Member's own account only and not with a view to or for sale in connection with any distribution of all or any part of the Interest.

Section 13.2 **Economic Risk**. Such Member is financially able to bear the economic risk of such Member's investment in the Company, including the total loss thereof.

Section 13.3 **No Disposition in Violation of Law**. Without limiting the representations set forth above, and without limiting Article 9 of this Agreement, such Member will not make any disposition of all or any part of the Interests which will result in the violation by such Member or by the Company of the Securities Act or any other applicable securities laws. Without limiting the foregoing, each Member agrees not to make any disposition of all or any part of the Interests unless and until:

13.3.1 there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or

13.3.2. such Member has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Manager, such Member has furnished the Company with a written opinion of legal counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law or under the laws of any other jurisdiction.

Section 13.4 **Financial Estimate and Projections**. That Member understands that all projections and financial or other materials which Company may have been furnished are not based on historical operating results, because no reliable results exist, and are based only upon estimates and assumptions which are subject to future conditions and events which are unpredictable and which may not be relied upon in making an investment decision.

ARTICLE 14
DEFAULTS AND REMEDIES

Section 14.1 Defaults. If a Member materially defaults in the performance of his, her, or its obligations under this Agreement, and such default is not cured within ten (10) business days after written notice of such default is given by a Manager to the defaulting Member for a default that can be cured by the payment of money, or within thirty (30) calendar days after written notice of such default is given by a Manager to the defaulting Member for any other default, then the Company shall have the rights and remedies described in Section 14.2 hereunder in respect of the default.

Section 14.2 Remedies. If a Member fails to perform his, her, or its obligations under this Agreement, the Company shall have the right, in addition to all other rights and remedies provided herein, to bring the matter to arbitration pursuant to Section 15.7. The award of the arbitrator in such a proceeding may include, without limitation, an order for specific performance by the defaulting Member of his, her, or its obligations under this Agreement, or an award for damages for payment of sums due to the Company or to a Member.

ARTICLE 15
MISCELLANEOUS

Section 15.1 Entire Agreement. This Agreement, and the exhibits hereto, constitute the entire agreement among the Manager, in its capacity as Manager only, the Company, and the Members with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No party hereto shall be liable or bound to the other in any manner by any warranties, representations or covenants with respect to the subject matter hereof except as specifically set forth herein.

Section 15.2 Further Assurances. Each Manager and Member agrees to execute, acknowledge, deliver, file, record and publish such further certificates, amendments to certificates, instruments and documents, and do all such other acts and things as may be required by law, or as may be required to carry out the intent and purposes of this Agreement.

Section 15.3 No Waiver. No consent or waiver, express or implied, by the Company or a Member to or of any breach or default by the Manager or any Member in the performance by the Manager or such Member of his, her or its obligations under this Agreement shall constitute a consent to or waiver of any similar breach or default by that or any other Manager or Member. Failure by the Company or a Member to complain of any act or omission to act by the Manager or any Member, or to declare such Manager or Member in default, irrespective of how long such failure continues, shall not constitute a waiver by the Company or such Member of his, her or its rights under this Agreement.

Section 15.4 Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

Section 15.5 Severability. If any provision of this Agreement, or the application thereof to any person or circumstance, is held to be invalid, illegal, or unenforceable to any extent under applicable law—including, but not limited to, the restrictions on Member inspection and information rights set forth in Section 10.2—the remainder of this Agreement and the application of such provision

to other persons or circumstances shall not be affected thereby. Such invalid or unenforceable provision shall be severed from this Agreement, and the remaining provisions shall be enforced to the greatest extent permitted by law as if such invalid or unenforceable provision had never been comprised herein.

Section 15.6 **Governing Law**. This Agreement shall be governed by and construed under the substantive laws of the State of Wyoming excluding its laws concerning conflicts of laws. This Agreement, however, may alter or reduce the rights a Member would have under the Act. In all instances in which such is lawful, the provisions of this agreement will control.

Section 15.7 **Dispute Resolution**. In the event of any dispute or disagreement between the parties hereto as to the interpretation of any provision of this Agreement (or the performance of obligations hereunder), the matter, upon written request of any party, shall be referred to representatives of the parties for decision. The representatives shall promptly meet, in good faith, with the assistance of a third-party mediator who has previously practiced law as a litigator. If the representatives do not agree upon a decision within thirty (30) calendar days after reference of the matter to the mediator, any controversy, dispute or claim arising out of or relating in any way to this Agreement or the transactions arising hereunder shall be settled exclusively by arbitration in Sheridan County, WY. Such arbitration shall be administered by JAMS in accordance with its then prevailing expedited rules, by one independent and impartial arbitrator selected in accordance with such rules. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1 et seq. The fees and expenses of JAMS and the arbitrator shall be shared equally by the parties to the dispute and advanced by them from time to time as required; provided that at the conclusion of the arbitration, the arbitrator shall award costs and expenses (including the costs of the arbitration previously advanced and the reasonable fees and expenses of attorneys, accountants and other experts) to the prevailing party, so long as the prevailing party had previously engaged in good faith mediation. Failure of a party to act in good faith during the mediation process shall prohibit the prevailing party to recover any cost of the arbitration and attorney and accounting fees. No pre-arbitration discovery shall be permitted, except that the arbitrator shall have the power in his sole discretion, on application by any party, to order pre-arbitration examination solely of those witnesses and documents that any other party intends to introduce in its case-in-chief at the arbitration hearing. The parties shall instruct the arbitrator to render such arbitrator's award within thirty (30) calendar days following the conclusion of the arbitration hearing. The arbitrator shall not be empowered to award to any party any damages of the type not permitted to be recovered under this Agreement in connection with any dispute between or among the parties arising out of or relating in any way to this Agreement or the transactions arising hereunder, and each party hereby irrevocably waives any right to recover such damages. Notwithstanding anything to the contrary provided in this Section 15.7 and without prejudice to the above procedures, any party may apply to any court of competent jurisdiction for temporary injunctive or other provisional judicial relief if such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the arbitrator is selected and available to hear such party's request for temporary relief. The award rendered by the arbitrator shall be final and not subject to judicial review and judgment thereon may be entered in any court of competent jurisdiction. The decision of the arbitrator shall be in writing and shall set forth findings of fact and conclusions of law. Notwithstanding anything to the contrary, this Section 15.7 Dispute Resolution provision does not apply to claims under the U.S. federal securities laws.

Section 15.8 **Notices**. Unless otherwise provided in this Agreement, any notice or other communication herein required or permitted to be given shall be in writing and shall be given by electronic communication, hand delivery, registered or certified mail, with proper postage prepaid,

return receipt requested, or courier service regularly providing proof of delivery, addressed to the party hereto as provided as follows:

15.8.1 all communications intended for the Company shall be sent to its principal executive office to the attention of the Manager;

15.8.2 all communications intended for a Member shall be sent to the address of such Member set forth in the Register, or such other address as such Member shall have provided to the Company for such purpose by notice served in accordance with this Section 15.8; and

15.8.3 all communications intended for the Manager shall be sent to the address of the Manager set forth in **Exhibit "2"** to this Agreement, or such other address as the Manager shall have provided to the Members for such purpose by notice served in accordance with this Section 15.8.

15.8.4 all notices shall be sent as aforesaid or at any other address of which any of the foregoing shall have notified the others in any manner prescribed in this Section 15.8. For all purposes of this Agreement, a notice or communication will be deemed effective:

(a) if delivered by hand or sent by courier, on the day it is delivered unless that day is not a day upon which commercial banks are open for business in the city specified (a "Local Business Day") in the address for notice provided by the recipient, or if delivered after the close of business on a Local Business Day, then on the next succeeding Local Business Day;

(b) if sent by facsimile transmission, on the date transmitted, provided oral or written confirmation of receipt is obtained by the sender, unless the transmission and confirmation date is not a Local Business Day, in which case on the next succeeding Local Business Day; and

(c) if sent by registered or certified mail, on the fifth (5th) Local Business Day after the date of mailing.

Section 15.9 Titles and Subtitles. The titles of the sections and paragraphs of this Agreement are for convenience only and are not to be considered in construing this Agreement.

Section 15.10 Currency. Unless otherwise specified, all currency amounts in this Agreement refer to the lawful currency of the United States of America.

Section 15.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and facsimile signatures shall be deemed originals.

Section 15.12 Power of Attorney. By becoming a party to this Agreement, each Member will appoint the Manager as his or her or its attorney-in-fact and empower and authorize the Manager to make, execute, acknowledge, publish and file on behalf of the Member in all necessary or appropriate places, such documents as may be necessary or appropriate to carry out the intent and purposes of this Agreement.

[SIGNATURE PAGE FOR INDIVIDUALS ONLY]

IN WITNESS WHEREOF, the undersigned hereby executes and enters into the Company's Operating Agreement as a Class B Member and agrees to be bound by the terms and conditions thereof as of the date first above written. The undersigned hereby authorizes this signature page to be attached as a counterpart of the Operating Agreement.

CLASS B MEMBER

By: ___________________________

Signature: ___________________________

Address: _____________________

____

____

Contact Information: _____________________

[SIGNATURE PAGE FOR ENTITIES ONLY]

IN WITNESS WHEREOF, the undersigned hereby executes and enters into the Company's Operating Agreement as a Class B Member and agrees to be bound by the terms and conditions thereof as of the date first above written. The undersigned hereby authorizes this signature page to be attached as a counterpart of the Operating Agreement.

CLASS B MEMBER

Entity: ______________________________

By: ____________________________

Its: ____________________________

Signature: ___________________________

Address: _____________________

____

____

EIN: _____________________

[SIGNATURE PAGE FOR MANAGER(S) ONLY]

IN WITNESS WHEREOF, the Company's Manager(s) hereby execute this Operating Agreement as of the date first above written.

Manager(s)

Ms. K. Derhem

By:____

Ms. K. Derhem
Founding Manager, The Sovereign Kingdom LLC

EXHIBIT "1"

Preferred Allocations and Distributions

Preferred Allocations and Distributions from Available Funds

All distributions, if any, made to Class B Members will be from Available Funds and in amounts and at times that are at the sole discretion of Manager.

Available Funds determined by the Manager to be distributed to Members shall be allocated and distributed as follows:

- First, one hundred percent (100%) of Available Funds shall be paid to Class B Members until they receive an amount equal to a prorated, non-compounded per annum IRR of eight percent (8.0%) on their respective Capital Contribution (the "Preferred Return").
- Second, after the Class B Members have received their Preferred Return for the specific year in its totality, eighty percent (80%) of Available Funds shall be paid to the Class B Members as a return of Capital Contributions, with the remaining twenty percent (20%) of the Available Funds to be paid to the Class A Members as the Incentive Allocation.
- Lastly, after all Capital Contributions have been returned to Class B Members through Available Funds and their respective Unrecovered Capital Contribution account balances are zero, all remaining Available Funds shall be distributed to the Members pro-rata in accordance with their respective Percentage Interests for the remaining life of the Company, payable in such amounts and at such times as determined by the Manager in its sole discretion.

<u>EXHIBIT "2"</u>

Initial Manager(s)

Name	Address
Ms. K. Derhem	30 N. Gould Street, Suite R Sheridan, WY 82801

<u>EXHIBIT "3"</u>

FORM OF JOINDER AGREEMENT

Reference is hereby made to the Operating Agreement, dated August 31, 2026 as amended from time to time (the "Operating Agreement"), between The Sovereign Kingdom LLC, a Wyoming limited liability company (the "Company") and Ms. K. Derhem, its Manager and Class A Member. Pursuant to and in accordance with the Operating Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the Operating Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto and, subject to the consent of the Manager, shall be deemed, and is hereby admitted as, a Member for all purposes thereof and shall be entitled to all the rights incidental thereto, and shall hold the status of a Class B Member.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Operating Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of [DATE].

[NEW MEMBER]

By____________________

Name:

Title:

FORM OF REGISTER

Fully Diluted Cap Table

(Dated as of August 31, 2026)

Name/Address:	Class A Units	Total Class A Percentage Interest	Class B Units	Total Class B Percentage Interest	Total Capital Contribution	Unreturned Capital Contribution
TSK SPV, LLC 8 The Green, Suite A Dover, DE 19901	0	0%	0	0%	$0.00	$0.00
Ms. K. Derhem[1] 30 N. Gould Street, Suite R Sheridan, WY 82801	8,000	80.0%	0	0.0%	$0.00	$0.00
SJP-ALP Family Limited Partnership[2]	1,800	18%	0	0.0%	$120,000	
Mr. Marshall Horowitz[3]	100	1%	0	0.0%	$0	
Mr. Marc Meir[3]	100	1%	0	0..0%	$0	
TOTAL OUTSTANDING CLASS A UNITS	10,000	100.0%	N/A	N/A	$120,000	$0.00
TOTAL OUTSTANDING CLASS B UNITS	N/A	N/A	0	0.0%	$0.00	$0.00

[1] The Founding Manger holds a baseline ownership stake of 80.0% on a fully diluted basis, represented by 100% of the Company's issued and outstanding Class A Units

[2] The Company entered into a Note Purchase Agreement with SJP-ALP Family Limited Partnership pursuant to which the Holder purchased $120,000 in aggregate principal amount of 12% Convertible Notes ($20,000 on December 31, 2025 and $100,000 on January 31, 2026). The December 31, 2026 maturity date requires a written demand by holder and interest is capped at 30 months. The Notes represent an outstanding debt obligation convertibly exercisable into up to 1,800 Class A Units (18.0% fully diluted baseline floor). The Class A Units listed herein represent an equity reservation reserved exclusively for potential future conversion and do not reflect or establish a priced equity valuation of the Company.

[3] Advisory Board Members (Marshall Horowitz and Marc Meir) hold 100 restricted Class A Units each (1.0% each/2.0 % baseline), issued subject to standard 4-year vesting schedule (1/48th per month with a 6-month cliff) and forfeiture pursuant to their executed Advisory Board Agreements.

EXHIBIT E: ARTICLES OF ORGANIZATION OF THE CO-ISSUER

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:25 AM 06/17/2026
FILED 11:25 AM 06/17/2026
SR 20263433900 - File Number 10665166

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

FIRST
Name

The name of the limited liability company is
TSK SPV, LLC

SECOND
Registered Agent

The address of its registered office in the State of Delaware is
8 The Green, Suite A in the City of Dover. Zip code 19901.

The name of its registered agent at such address is
A Registered Agent, Inc.

THIRD
Duration

The duration of the limited liability company shall be perpetual.

FOURTH
Purpose

The purpose for which the company is organized is to conduct any and all lawful business for which Limited Liability Companies can be organized pursuant to Delaware statute.

In Witness Whereof, the undersigned have executed this Certificate of Formation this 17th day of June, 2026.

Name: A Registered Agent, Inc., Organizer

By: *[signature]* ____________________________
Patrick Brickhouse, Authorized Officer

EXHIBIT F: ARTICLES OF ORGANIZATION OF THE COMPANY

Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Oct 29 2020 11:45AM
Original ID: 2020-000955054

Limited Liability Company
Articles of Organization

I. The name of the limited liability company is:
The Sovereign Kingdom LLC

II. The name and physical address of the registered agent of the limited liability company is:
Registered Agents Inc.
30 N Gould St Ste R
Sheridan, WY 82801

III. The mailing address of the limited liability company is:
30 N Gould St
Ste R
Sheridan, WY 82801

IV. The principal office address of the limited liability company is:
30 N Gould St
Ste R
Sheridan, WY 82801

V. The organizer of the limited liability company is:
Registered Agents Inc.
30 N Gould St Ste R, Sheridan, WY 82801

Signature: *Riley Park* Date: **10/29/2020**

Print Name: **Riley Park**

Title: **Authorized individual**

Email: **reports@registeredagentsinc.com**

Daytime Phone #: **(307) 200-2803**

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator, organizer, or partner. The following individual is signing on behalf of all Organizers, Incorporators, or Partners.

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature: *Riley Park* Date: **10/29/2020**

Print Name: **Riley Park**

Title: **Authorized individual**

Email: **reports@registeredagentsinc.com**

Daytime Phone #: **(307) 200-2803**

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

Consent to Appointment by Registered Agent

Registered Agents Inc., whose registered office is located at **30 N Gould St Ste R, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **The Sovereign Kingdom LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Riley Park* Date: **10/29/2020**

Print Name: **Riley Park**

Title: **Authorized individual**

Email: **reports@registeredagentsinc.com**

Daytime Phone #: **(307) 200-2803**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

The Sovereign Kingdom LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **29th** day of **October**, **2020** at **11:45 AM.**

Remainder intentionally left blank.

Secretary of State

Filed Online By:

Riley Park

on 10/29/2020

Filed Date: 10/29/2020

EXHIBIT G: FORM OF SUBSCRIPTION BETWEEN THE CO-ISSUER AND ISSUER

The Sovereign Kingdom LLC

a Wyoming limited liability company

Up to 123,500 Class B LLC Membership Interests (Class B Units)

(Target Offering: 1,500 Class B Units)

REGULATION CF SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH A FORM C OFFERING STATEMENT (THE "**OFFERING STATEMENT**") HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "**SEC**"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THIS SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBERS IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ICON CAPITAL GROUP, LLC (THE "**INTERMEDIARY**"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY THE SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THIS SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF

THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT(S) AND OTHER PROFESSIONAL ADVISOR(S) AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT, IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER, TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: The Sovereign Kingdom LLC
30 N. Gould Street, Suite R
Sheridan, Wyoming 82801

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned (the "**Subscriber**") hereby subscribes for and agrees to purchase Class B Membership Interests (the "**Class B Units**"), of **The Sovereign Kingdom LLC**, a Wyoming limited liability company (the "**Company**"), at a purchase price of **ten U.S. dollars ($10.00)** per Class B Unit (the "**Per Unit Price**"), upon the terms and conditions set forth herein. The rights of the Class B Units are as set forth in the Company's Operating Agreement and any description of the Class B Units that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement (the "**Subscription Agreement**"), the Subscriber acknowledges that the Subscriber has received this Subscription Agreement, has received a copy of the Offering Statement of the Company filed with the SEC, and has received any other information required by the Subscriber to make an investment decision.

(c) This Subscription Agreement may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company in its sole discretion. In addition, the Company, in its sole discretion, may allocate to the Subscriber only a portion of the number of Class B Units the Subscriber has subscribed for. The Company will notify the Subscriber whether this Subscription Agreement is accepted (whether in whole or in part) or if rejected. The Subscriber may cancel the Subscriber's investment commitment for any reason until forty-eight (48) hours prior to **any Closing Date that follows their execution of this Subscription Agreemen**t, as set forth in the Offering Materials and in accordance with Regulation CF (17 CFR § 227.304). If the Subscriber's subscription is rejected or cancelled, the Subscriber's payment (or portion thereof if partially rejected) will be returned to the Subscriber without interest and all of the Subscriber's obligations hereunder shall terminate.

(d) The aggregate number of Class B Units sold shall not exceed one hundred twenty-three thousand five hundred (123,500) Class B Units (the "**Oversubscription Offering**"). The Company may accept subscriptions until September 7, 2027 (the "**Termination Date**"). Providing that subscriptions for one thousand five hundred (1,500) Class B Units are received (the "**Target Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(e) In the event of a rejection of this subscription in its entirety, or in the event the sale of the Class B Units (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Class B Units shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. The Subscriber shall deliver a signed copy of this Subscription

Agreement, along with payment for the aggregate purchase price of the Class B Units in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Class B Units shall be received by Encore Bank (the "**Escrow Facilitator**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page attached hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Class B Units owned by undersigned reflected on the books and records of the Company and verified by KoreTransfer USA LLC, (the "**Transfer Agent**"), which books and records shall bear a notation that the Class B Units were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to the Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Subscription Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has actual knowledge of such fact or other matter obtained in the course of such officer's duties with the Company.

(a) Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign limited liability company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Class B Units. The issuance, sale and delivery of the Class B Units in accordance with this Subscription Agreement has been duly authorized by all necessary company action on the part of the Company. The Class B Units, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Class B Units) are within the Company's powers and have been duly authorized by all necessary company action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies; and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "**Financial Statements**") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Class B Units as set forth in the Offering Materials.

(h) Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any officer, manager, or director of the Company arising out of his or her employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, the Subscriber (and, if the Subscriber is purchasing the Class B Units subscribed for hereby in a fiduciary capacity, the person or persons for whom the Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on the Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of the Subscriber, enforceable in accordance with their terms, except: (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. The Subscriber understands that the Class B Units have not been registered under the Securities Act. The Subscriber also understands that the Class B Units are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon the Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. The Subscriber acknowledges and agrees that there is no ready public market for the Class B Units and that there is no guarantee that a market for their resale will ever exist. The Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Class B Units on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Class B Units. The Subscriber acknowledges that the Subscriber is able to bear the economic risk of losing the Subscriber's entire investment in the Class B Units. The Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Class B Units.

(d) Resales. The Subscriber agrees that during the one-year period beginning on the date on which it acquired Class B Units pursuant to this Subscription Agreement, it shall not transfer such Class B Units except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. The Subscriber represents that:

(i) The Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) The Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous twelve (12) months, does not exceed the greater of: (a) five percent (5%) of the greater of its annual income or net worth; or (b) $2,500; or

(iii) Both of the Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous twelve (12) months, does not exceed ten percent (10%) of the greater of its annual income or net worth, and does not exceed $124,000.

The Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f) Class B Unitholder information. Within five (5) days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Class B Unit holder (or potential Class B Unit holder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **The Subscriber**

further agrees that in the event it transfers any Class B Units, it will require the transferee of such Class B Units to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. The Subscriber has read the Offering Statement in its entirety. The Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. The Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. The Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. The Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to the Subscriber, or to the Subscriber's advisors or representative(s), by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Class B Units was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Class B Units may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. The Subscriber maintains the Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Class B Units or any use of this Subscription Agreement including, but not limited to: (i) the legal requirements within the Subscriber's jurisdiction for the purchase of the Class B Units; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Class B Units. The Subscriber's subscription and payment for and continued beneficial ownership of the Class B Units will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Subscription Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, managers, members and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage, judgment, settlement and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal, and expenses reasonably incurred in investigating, preparing, defending against, or enforcing) any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Wyoming.

EACH OF THE SUBSCRIBER AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS OF THE STATE OF WYOMING OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF WYOMING AND NO OTHER PLACE, AND AGREES THAT ALL ACTIONS OR PROCEEDINGS ARISING

OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS, WAIVES ANY DEFENSE OF *FORUM NON-CONVENIENS*, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. **NOTWITHSTANDING THE FOREGOING, THE PROVISIONS OF THIS SUBSECTION (A) SHALL NOT APPLY TO ANY SUITS, ACTIONS, OR PROCEEDINGS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.**

EACH OF THE SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND AT THE ADDRESS SPECIFIED IN SECTION 7 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED ORALLY, AND MAY ONLY BE MODIFIED BY AN EXPRESS WRITTEN AGREEMENT SIGNED BY BOTH PARTIES, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when: (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

The Sovereign Kingdom LLC
30 N. Gould Street, Suite R
Sheridan, Wyoming 82801

If to a Subscriber, to: the Subscriber's address as shown on the signature page hereto.

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by the Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon the Subscriber and the Subscriber's heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and the Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement, the Operating Agreement, and the Offering Materials supersede all prior discussions and agreements between the parties with respect to the subject matter hereof and contain the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, 6, and 7, shall be binding upon the Subscriber and its transferees, heirs, successors and assigns (collectively, "**Transferees**"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company, in advance, an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of the Subscriber, and the terms of this Subscription Agreement.

(j) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Class B Units shall be immediately subject to this Subscription Agreement, to the same extent that the Class B Units, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Subscription Procedure. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the web-based platform of the Company at owntsk.com ("**Online Acceptance**"), confirms such Subscriber's information and his or her investment through the web-based platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that: (a) the Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Subscriber; (b) the Company's acceptance of the Subscriber's subscription through the web-based platform for the Company and the Subscriber's electronic signature hereto is the legal equivalent of the Subscriber's manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company; and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

(i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time,

other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a “knowledgeable employee,” as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

EXHIBIT H: INVESTOR WEBSITE

VOL. I · REG CF · 2026

JOIN A COMMUNITY OF 191,000

Own a piece of the *Kingdom*.

KEYS TO THE KINGDOM

Five years of infrastructure. Fifty countries. One exclusive round, opening Q3 2026.

INVEST | WATCH THE LATEST PODCAST

THE SOVEREIGN KINGDOM

0:00 / 1:45

THE STORY · MS. K. DERHEM 02:14

SCROLL

TOP REASONS TO INVEST

The Sovereign *Thesis.*

01

A CATEGORY WITH NO LEADER.

Every other ultra-luxury vertical has a defining brand. Travel does not. The position is open.

02

THE GREAT WEALTH TRANSFER IS UNDERWAY.

$124T moving from Boomers to next-gen UHNW. Millennial and Gen Z buyers want experience-led, concierge-native travel, built around the guest.

03

THE OPERATIONAL LAYER IS THE MOAT.

Five years of disciplined infrastructure build. Vendors, local teams, playbooks, standards. **The hard part is done.**

04

DISCERNING INVESTORS FIRST, INSTITUTIONS NEXT.

Community capital ahead of the institutional round: terms set on our schedule, momentum that compounds into the follow-on.

THE PROBLEM

$26.5B

luxury vacation-rental market, growing 9.3% a year, with no category-defining brand to lead it.

The seams in luxury travel *are showing.*

Consumer-grade infrastructure for institution-grade demand.

556,850 ultra-wealthy travelers spend billions every year on $20K-a-night experiences they cannot fully trust. The trust gap is widening.


THE ESTATE FEW WILL EVER ENTER

- Beautiful homes, with no orchestrated service behind them.
- A security and privacy breach: private moments exposed by listings-platform anonymity

luxury travel *are showing.*

Consumer-grade infrastructure for institution-grade demand.

556,850 ultra-wealthy travelers spend billions every year on $20K-a-night experiences they cannot fully trust. The trust gap is widening.

- ✕ Beautiful homes, with no orchestrated service behind them.
- ✕ A security and privacy breach: private moments exposed by listings-platform anonymity.
- ✕ 556,850+ ultra-wealthy individuals, served by a $26.5B luxury rental market with no category-defining brand.


THE ESTATE FEW WILL EVER ENTER


THE SOVEREIGN KINGDOM

THE SOLUTION

AN INSTITUTIONAL-GRADE INFRASTRUCTURE FOR GLOBAL HOSPITALITY.

An end-to-end ultra-luxury travel brand. *Built from the ground up.*

TSK is a vertically integrated brand of sovereign estates and orchestrated experiences. Private, sovereign, and seamless from arrival to departure.

Property	Service	Sovereignty
THE ANCHOR.	THE PRODUCT.	THE BRAND.

THE OPPORTUNITY

A $26.5B market. *9.3% annual growth.* No category leader.

The $26.5B luxury vacation rental market is growing 9.3% annually, yet it lacks a category-defining brand. It serves more than 556,850 ultra-high-net-worth individuals.

Every other ultra-luxury category has its category-defining brand. Hospitality. Fashion. Watches. Automotive. Yachts. *This one does not.*

The Sovereign Kingdom is claiming the open position. Secure your position in the Kingdom.



position. Secure your position in the Kingdom.

525,850+	8.8%	39%
ULTRA-WEALTHY INDIVIDUALS	ANNUAL MARKET GROWTH	TOP 7 COMBINED SHARE
Globally. The audience the Kingdom is built to serve.	Luxury vacation rental: **$26.5B** today, projected to **$63.7B** by 2034.	No dominant brand. The category window is open. We aim to take the position.

Sources: Altrata World Ultra Wealth Report 2026 · GM Insights · Mordor Intelligence.

WHY NOW

The math is on the brand's side.

WHY NOW

The math is on the brand's side.

The Sovereign Kingdom is a bet that several structural shifts are converging into a single opportunity, and that the brand prepared to seize that opportunity has already done the work.


01
UHNW population is climbing fast.


Spending is shifting from goods to experiences.


03
Luxury vacation rental is the fastest-growing slice.


04
$124T great wealth transfer is underway.
Next-gen UHNW demand digital-first, experience-led, concierge-native travel. Altrata.


05
Sovereignty as a Hedge.


The category has no leader.

Every other ultra-luxury category had a moment like this, and produced a brand that defined it.

We are inside that moment now.

MARKET TRAJECTORY

Luxury vacation rental: *$26.5B → $63.7B*

FORECAST MARKET SIZE, USD BILLIONS · 9.3% CAGR · 2024–2034

Every other ultra-luxury category had a moment like this, and produced a brand that defined it.
We are inside that moment now.

MARKET TRAJECTORY

Luxury vacation rental: *$26.5B → $63.7B*

FORECAST MARKET SIZE, USD BILLIONS · 9.3% CAGR · 2024–2034


$80B
$60B
$40B
$20B
$0
$26.5B
$63.7B
'24
'26
'28
'30
'32
'34



THE BRAND

Property is the anchor. Service is the product. *Sovereignty is the brand.*

The Sovereign Kingdom curates a private network of homes, called Kingdoms, across more than fifty countries. Private islands. Mountain retreats. Urban sanctuaries. Family estates. Each one prepared before arrival.

Behind every Kingdom, an orchestrated layer of service: chefs, butlers, drivers, pilots, captains, security, wellness practitioners, photographers. Anything our customer-members need, anticipated before they ask.


PREPARED BEFORE ARRIVAL
Kingdom N° 01


Kingdom N° 02


Kingdom N° 03


PREPARED BEFORE ARRIVAL
Kingdom N° 04


Aviation


PREPARED BEFORE ARRIVAL
Kingdom N° 05


ORCHESTRATION
At Sea


Kingdom N° 08


Kingdom N° 06









WE ARE EXPERIENCE DESIGNERS

THE HUMAN OPERATING SYSTEM

Orchestrated before you arrive. *Perfected before you ask.*

Our team of highly experienced operators will give you, your family, and your closest friends – from arrival to departure, a curated and rare experience of distinction, engaging private and authentic cultural touchstones that only an operating brand can deliver.

We execute on the impossible as a standard operating procedure.

Proprietary playbooks and standards make this work scalable: the same intimacy delivered across 50+ countries.

A NETWORK ACROSS SEVEN REGIONS

Curated Kingdoms in 50+ countries.


Africa
12 KINGDOMS


Asia
9 KINGDOMS


Classic Europe
14 KINGDOMS


North America
8 KINGDOMS










South America
5 KINGDOMS


MENA
4 KINGDOMS


Oceania
3 KINGDOMS


Polar Regions
BY REQUEST

THE MOAT

Beautiful homes are everywhere.

The service is the moat.

The category has never been short on beautiful homes. It has been short on the operational layer required to deliver consistently at **$20K-a-night** standards across the world. That layer cannot be built in a quarter. It is the result of years of disciplined orchestration.



THE REVENUE ENGINE

The math, *before the moat.*

$165K	+	$25K+	=	$190K+
AVERAGE BOOKING Measured · 2021 pilot		PROJECTED SERVICE REVENUE Modeled · Concierge & Transport · Bespoke Events · On-site Sovereignty		TARGET UNIT ECONOMICS · PER STAY

Service is where the math compounds.

$165K average booking measured in the 2021 pilot; $25K service revenue is a forward-looking projection. Target economics, not guaranteed results.

forward-looking projection. Target economics, not guaranteed results.

TRACTION & PROOF

What we've built so far.

We did not race to market. We took the time required to be irreplaceable when we re-entered.

CRUNCHBASE · COMPANY PERFORMANCE

Heat Score 91

+25 pts in the past quarter · top tier of pre-raise companies

3M 1Y 5Y 10Y


100
75
50
25
0
MAY '25
AUG '25
NOV '25
FEB '26
MAY '26
JUL '26

+88 pts	**88**	**Top** 1%
HEAT SCORE GROWTH · 14 MONTHS	GROWTH PREDICTION · "VERY LIKELY" TO SCALE	PRE-RAISE COMPANIES ON CRUNCHBASE

Source: Crunchbase company performance metrics, July 2026.

HEAT SCORE GROWTH · 14 MONTHS	GROWTH PREDICTION · "VERY LIKELY" TO SCALE	PRE-RAISE COMPANIES ON CRUNCHBASE

Source: Crunchbase company performance metrics, July 2026.

✓ CONCEPT VALIDATION

10,000+ daily visitors

During the 2021 soft launch: public proof of demand years before public re-entry.

✓ GO-TO-MARKET

CRO-led commercial strategy

Relationship-first and intermediary-led. Credibility over volume from day one.

✓ LEADERSHIP

Incoming CEO announcement to follow

Significant senior leadership experience in ultra-luxury hospitality.

✓ GEOGRAPHIC FOCUS

Active sales build · Asia-priority

Concentrated on the region where the next decade of UHNW growth lives.

✓ REPEAT DEMAND · 2021 PILOT

3.2× repeat booking rate

Measured in the 2021 pilot: early members rebooked at 3.2×, the loyalty signal that compounds lifetime value.



THE TEAM

A team built for this.

Pedigree, on purpose. Founder, incoming CEO, executives, and board.

Ms. K. Derhem

FOUNDER, ATHLETE, AND CREATIVE

Forbes 30 Under 30. Strategy and revenue management at BCG, Mastercard, GE, American Airlines (managed >$1B annual revenue, drove a 20% lift in higher-fare conversion), Barclays, the World Bank, and the IFC. Swarthmore + Penn + Duke. WTA professional tennis player. Polo player.

Incoming CEO

PUBLIC FACE OF THE COMPANY · *Announcement at Campaign Close*

Significant senior leadership experience in ultra-luxury hospitality.

Mr. Robert Fitzgerald

CHIEF REVENUE OFFICER

Built TSK's pre-raise commercial strategy. Focuses on credibility signals over volume: intermediary-led, relationship-first.

Mr. Stephen Cooper

CHIEF OPERATING OFFICER

Operations and service infrastructure across the network.

Incoming CFO

CHIEF FINANCIAL OFFICER · *Announcement to Follow*

Financial leadership and capital strategy.

Chief Technology Officer

TECHNOLOGY & PLATFORM

The technology platform underneath the brand.

BOARD

Mr. Stevan Pardo | Mr. Marshall Horowitz | Mr. Marc Meir | Aisha Abdullahi · TSK Foundation

BOARD

Mr. Stevan Pardo   Mr. Marshall Horowitz   Mr. Marc Meir   Aisha Abdullahi · TSK Foundation

ROADMAP


2026 Q3

Reg CF round live.

THE COMMUNITY-LED ROUND

Up to $5M from the community. Brand-aligned capital ahead of the institutional follow-on.


2026 Q4

Public re-entry.

CEO announcement. Commercial activation. Asia-priority expansion. Member onboarding.


2027

Institutional follow-on.

TERMS SET BY THE BRAND

Series A from strategic capital, on terms set by the brand and the proof of community-led traction.

CAMPAIGN UPDATES

From the Kingdom.

← →

CAMPAIGN UPDATES

From the Kingdom.



AUGUST 2026 · ROUND UPDATE

THE COMMUNITY ROUND OPENS THIS Q3.

After years of preparation, The Sovereign Kingdom opens its Reg CF community round in Q3 2026. Why now, and why this way.

READ MORE →



APR 2026 · PRESS

TSK FEATURED IN SOCIAL LIFE MAGAZINE.

A long-form profile of the brand's five-year build and re-entry, and what it took to be irreplaceable.

READ MORE →



MAR 2026 · NETWORK

ASIAN-MARKET EXPANSION UNDERWAY.

Active sales build focused on the region where the next decade of UHNW growth concentrates.

READ MORE →





AUGUST 2026 · GO-TO-MARKET

GLOBAL SALES TEAM PIPELINE IN DEVELOPMENT.

READ MORE →



AUGUST 2026 · GO-TO-MARKET

GLOBAL SALES TEAM PIPELINE IN DEVELOPMENT.

READ MORE →



Tier 5 · $100,000+ +

Investor benefits are subject to the official terms disclosed on the funding portal. The Form C and offering materials govern.

Use of Funds

Illustrative allocation of the up to $5M raise.* Final allocation disclosed in the Form C.


$5M
TARGET RAISE

Technology 40% BUILDING THE MOAT

$2.0M · The platform, concierge operations, and the member portal: the operating layer beneath the brand.

Inventory & Operations 25%

$1.25M · Hero-property leases and on-site teams across the network.

Sales & Brand 20%

$1.0M · Asia-Pacific market build and advisor / family-office partnerships.

Working Capital 10%

◆

Broker-Dealer of Record

This offering is conducted with ICON Capital Group, our Broker-Dealer of record. Verify the firm on FINRA BrokerCheck.

FINRA BROKERCHECK ↗

GET THE INDEPENDENT STUDY BY EMAIL

Full name | Email address | DOWNLOAD OUR INVESTOR FACT SHEET

By submitting you agree to receive Reg CF campaign updates. We will not share your information. See disclosures.

FAQ

record. Verify the firm on FINRA BrokerCheck.

FINRA BROKERCHECK ↗

GET THE INDEPENDENT STUDY BY EMAIL

Full name

Email address

DOWNLOAD OUR INVESTOR FACT SHEET

By submitting you agree to receive Reg CF campaign updates. We will not share your information. See disclosures.

FAQ

Questions, answered.

Why are you raising via Regulation Crowdfunding instead of institutionally? +

Why did the company spend five years building before launch? +

Is this just a luxury Airbnb? +

What's the biggest risk? –

Operational execution at scale. Delivering a $20K-a-night standard for one Kingdom is hard; delivering it identically across fifty countries is the real test of this business. That is precisely what the five-year infrastructure build (the vendors, the local teams, the playbooks, the standards) was designed to de-risk, and it is where our attention and capital stay focused. As with any early-stage private investment, total loss is possible; only invest amounts you can afford to lose.

How do I learn more before investing? +

REQUIRED INVESTOR DISCLOSURES

What is Regulation Crowdfunding? +

How does the investment process work? +

What securities may be offered, and what are their risks? +

How much may I invest? +

What's the biggest risk? +

How do I learn more before investing? +

REQUIRED INVESTOR DISCLOSURES

What is Regulation Crowdfunding? +

How does the investment process work? +

What securities may be offered, and what are their risks? +

How much may I invest? +

Can I cancel my investment? +

Can an offering close early? +

What happens if the offering changes? +

What happens if the target is not reached or the offering is canceled? +

Could I lose my entire investment? +

What information will I receive after investing? +

Will the platform continue to monitor the company? +

Are promoters being compensated? +

How is the intermediary compensated? +

INVEST NOW